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## UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

# FORM 10-K/A
### Amendment No. 1

**(Mark One)**

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2024**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM             TO**

**Commission File Number 000-30371**



# DYNARESOURCE, INC.
(Exact name of Registrant as specified in its Charter)

| | |
|---|---|
| **Delaware** | **94-1589426** |
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |
| **222 W. Las Colinas Blvd., Suite 1910 North Tower** | |
| **Irving, TX** | **75039** |
| (Address of principal executive offices) | (Zip Code) |

**Registrant's telephone number, including area code: (972) 868-9066**

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Trading Symbol(s) | Name of each exchange on which registered |
|---|---|---|
| None | | |

Securities registered pursuant to Section 12(g) of the Act: Common Stock, par value $0.01 per share

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.  Yes ☐   No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒     No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| | | | | |
|---|---|---|---|---|
| Large accelerated filer | ☐ | | Accelerated filer | ☐ |
| Non-accelerated filer | ☒ | | Smaller reporting company | ☒ |
| Emerging growth company | ☐ | | | |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

The aggregate market value of the voting and non-voting common equity, par value $0.01 per share, held by non-affiliates computed by reference to the price at which the common equity was last sold, as of the last business day of the registrant's most recently completed fiscal year end, December 31, 2024, was $15,169,091 based on the closing price of $1.00 per share as reported on the OTCQX. For purposes of this computation, all officers, directors, subsidiaries, and 10% beneficial owners of the registrant are deemed to be affiliates. Such determination should not be deemed an admission that such officers, directors or 10% beneficial owners are, in fact, affiliates of the registrant.

There were 29,315,726 shares outstanding of each of the registrant's classes of common stock (only 1 class) as of the latest practicable date (April 4, 2025)

### DOCUMENTS INCORPORATED BY REFERENCE

Listed below are documents incorporated herein by reference. None.

# EXPLANATORY NOTE

DynaResource, Inc. (the "Company") is filing this Amendment No. 1 on Form 10-K/A (the "Amendment No. 1") to amend its annual report on Form 10-K for the fiscal year ended December 31, 2024 as filed with the Securities and Exchange Commission (the "SEC") on April 7, 2025 (the "Original Filing"), to insert an inadvertently deleted item title (Item 14) and attach a corrected exhibit list under Item 15.

This Amendment No. 1 speaks as of the filing date of the Original Filing, or April 7, 2025. No attempt has been made in this Amendment No. 1 to modify or update in any way the financial statements in the Original Filing. This Amendment No. 1 does not reflect any event that has occurred after the date of the Original Filing. As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, the Company is also furnishing the certifications required under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 as exhibits to this Amendment No. 1.

**CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS**

This report contains numerous forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act") relating to our mining business, including resource estimates, exploration efforts, results and expenditures, development initiatives at the San Jose de Gracia Project, estimated production and capacity, costs, capital expenditures, expenses, recoveries, gold prices, sufficiency of assets, ability to discharge liabilities, liquidity management, financing needs, environmental compliance expenditures, environmental, social and governance ("ESG") and human capital management initiatives, risk management strategies, including capital resources and use, cash flow maximization, mine life and other strategic initiatives. Such forward-looking statements are identified by the use of words such as "believes," "intends," "expects," "hopes," "may," "should," "plan," "projected," "contemplates," "anticipates" or similar words and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Forward-looking information in this report includes, but is not limited to, statements regarding the beliefs, plans, expectations or intentions of management, as of the date of this presentation, regarding: (i) DynaResource, Inc.'s (the "Company") ability to develop its exploration assets via operational cash flow from gold concentrate production; and (ii) the Company's plans and expectations regarding its proposed 2025 exploration program for its San Jose de Gracia Project. Although the Company believes that the expectations reflected in the forward-looking information are reasonable, there can be no assurance that these expectations and assumptions will prove to be correct. Such forward-looking statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements including, without limitation, risks related to: (1) fluctuations in commodity pricing, specifically gold and silver; (2) the Company's ability to retain or engage qualified employees or contractors necessary to conduct mill operations at its San Jose de Gracia Facility; (3) a decreased demand for gold, silver and other minerals; (4) unexpected difficulties with the milling and the extraction of minerals from the Company's projects; (5) unexpected interruptions and problems encountered in the operation of the San Jose de Gracia Facility; (6) factors that delay or cause difficulties in timing of shipments of concentrates by the Company; (7) potential negative financial impact from regulatory investigations, claims, lawsuits and other legal proceedings and challenges; (8) the possibility that the Company may not have sufficient capital to operate its San Jose de Gracia Facility or facilitate the further exploration of San Jose de Gracia; (9) inflationary pressures; (10) continued access to financing sources; (11) government orders that may require temporary suspension of operations or effects on our suppliers; (12) the effects of environmental and other governmental regulations and government shut-downs; (13) the risks inherent in the ownership or operation of or investment in mining properties or businesses in foreign countries; (14) our ability to raise additional financing necessary to conduct our business, make payments or refinance our debt; and (15) other factors beyond the Company's control.

There is a significant risk that such forward-looking statements will not prove to be accurate. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits the Company will obtain from them. Given the current state of the global financial markets, global commodity markets, especially the recent volatility in gold and silver prices and current economic conditions, any forward-looking statements or projections may be impacted significantly. Consequently, there is no representation by the Company that actual results achieved will be the same as those forecast. You are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

## PART I

## ITEM 1. BUSINESS

### History and Organization

DynaResource, Inc. operates its 100% owned San Jose de Gracia producing gold mine in México. The Company is a minerals investment, management, and exploration company, focused on the advancement of precious metals assets in México. The Company was originally incorporated in the State of California on September 28, 1937, under the name West Coast Mines, Inc. In November 1998, the Company re-domiciled from California to Delaware and changed its name to DynaResource, Inc. ("DynaUSA"). Our common stock is traded on the OTCQX, the top tier of the OTC Markets Group under the symbol "DYNR".

DynaUSA owns 100% of the outstanding shares of DynaResource de México, S.A. de C.V. ("DynaMexico") which owns 100% of the mining concessions, equipment, camp and related facilities which comprise the San Jose de Gracia mining project. We have one wholly owned subsidiary in the USA, DynaMéxico US Holding LLC ("US Holding") and four in Mexico, DynaResource de Mexico S.A. de C.V. ("DynaMéxico"), Mineras de DynaResource S.A. de C.V. ("DynaMineras"), DynaResource Operaciones, S.A. de C.V. ("DynaOperaciones") and Minera de Alica S.A. de C.V.("DynaAlica"), collectively referred to as "the Company". Although we consider the four Mexican subsidiaries to be wholly owned, each has issued one qualifying share to a second shareholder as required under Mexican law, with such qualifying shares held by US Holding. The Company currently conducts exploration, project developments, and site based processing activities at the San Jose de Gracia Property ("SJG"), in northern Sinaloa State, México.

### Product

The end use product resulting from the Company's site-based processing activities at SJG is in the form of gold-silver concentrate. Gold-silver concentrate, or simply concentrate, is raw precious metals materials that has been crushed and ground finely to a sand-like product where gangue (waste) and non-precious metals are removed or reduced, thus concentrating the precious metals component. Concentrate processed and produced from San Jose de Gracia is transported and sold to a third-party for further processing.

During 2024, we reported the delivery and sale of 22,003 ounces (Oz) gold (subject to final settlements) contained in concentrate. All gold concentrate originated from the San Jose de Gracia Property in México. Gold concentrates are sold at a small discount, the payability adjustment, to the prevailing spot market price, based on the price per ounce of gold quoted at the London PM gold fix, with the actual net payable precious metals prices received depending on the sales contract. Concentrates are priced by the assay of the gold content in the concentrate deliveries and the final selling price and gold quantities are subject to final adjustments at the time of final purchase settlement.

### Metals Prices

The results of the Company are substantially dependent upon the market prices of gold and silver, which fluctuate widely. In September 2024, the Company entered into a derivative contract to protect the selling price for certain anticipated gold and silver production and to manage risks associated with foreign currencies with 75% of the production being sold at $2,495 per ounce for a total delivery under the contract of 9,000 ounces. The effect of this hedging activity was approximately negative $850 thousand in fiscal 2024. In March 2025, the Company fulfilled its delivery obligation under the commodity pricing contract.

### Gold and Silver Pilot Processing Methods

Gold and silver are extracted from mined mineralized material, by crushing, grinding, milling, and further primarily by flotation recovery as well as some gravity recovery. The mineralized material is extracted by underground mining methods. The processing plant at the San José de Gracia mine site is composed of conventional crushing and grinding circuits, and primarily flotation recovery methods. A single gravity concentrator is in operation which produces a separate gravity concentrate and the Company expects to expand the gravity circuit in 2025. The gravity and flotation concentrates are partially dewatered and transported to purchasers in armored and secured semi-trailer trucks.

### Commodities

We purchase materials and supplies from third parties to conduct our business, including electricity, fuel, chemical reagents, explosives, steel and concrete. Prices for these commodities are volatile and can fluctuate due to conditions that are difficult to predict, including inflation, currency fluctuations, global competition for resources, consumer or industrial demand and other factors. For most of these commodities, we have existing alternate sources of supply or alternate sources of supply are readily available. We continuously monitor supply and cost trends for these items.

**Exploration Stage**

The Company is an exploration stage issuer as defined in Section 1300 of Regulation S-K.

**Segment Information**

The Company operates in one reportable segment focused on exploration and related site-based processing activities at its gold-silver project in Mexico. Any concentrate produced is incidental to exploration and evaluation efforts and not the result of commercial production.

**General Government Regulations**

<u>*México*</u>

In Mexico, we are subject to various governmental laws and regulations, including environmental regulations. Other than operating licenses for our mining and processing facilities and concessions granted under contracts with the host government, there are no third-party patents, licenses or franchises material to our business. The applicable laws and regulations applicable to us include but are not limited to:

*Mineral Concession Rights.* Exploration and exploitation of minerals in México may be carried out through Mexican companies incorporated under Mexican law by means of obtaining mining concessions. The Company's mining concessions were granted by the Mexican government for a period of fifty years from the date of their recording in the Public Registry of Mining and are renewable for a further period of fifty years upon application within five years prior to the expiration of such concession in accordance with the Mining Law and its regulations at their issuance. These mining concessions are subject to annual work requirements and payment of annual surface taxes which are assessed and levied on a semi-annual basis. Such concessions may be transferred or assigned by their holders, but such transfers or assignments must be registered with the Public Registry of Mining in order to be valid against third parties. The holder of a concession must pay semi-annual duties in January and July of each year on a per hectare basis and in accordance with the amounts provided by the Federal Fees Law. During the month of May of each year, the concessionaire must file the work assessment reports made on each concession or group of concessions for the preceding calendar year with the General Bureau of Mines. The regulations of the Mining Law provide tables containing the minimum investment amounts that must be made on a concession. This amount is updated annually in accordance with the changes in the Consumer Price Index.

*Surface Rights.*  In México, while mineral rights are administered by the federal government through federally issued mining concessions, *Ejidos* (communal owners of land recognized by the federal laws in México) control surface access rights to the land. An *Ejido* may sell or lease lands directly to a private entity. While the Company has agreements or is in the process of negotiating agreements with the *Ejido* that impact all of its projects in México, some of these agreements may be subject to renegotiation.

*Mining Permits.* The Secretariat of Environmental and Natural Resources, the Mexican Government environmental authority ("SEMARNAT"), is responsible for issuing environmental permits associated with mining. Three main permits required before construction can begin are: Environmental Impact Statement (known in México as *Manifesto Impacto Ambiental*) ("MIA"), Land Use Change (known in México as *Estudio Tecnico Justificativo Para Cambio de Uso de Suelo*) ("ETJ"), and Risk Analysis (known in México as *Análisis de Riesgo*) ("RA"). A construction permit is required from the local municipality and an archaeological release letter must be obtained from the National Institute of Anthropology and History (known as "INAH").  An explosives permit is required from the ministry of defense before construction can begin. The Environmental Impact Statement is required to be prepared by a third-party contractor and submitted to SEMARNAT and must include a detailed analysis of climate, air quality, water, soil, vegetation, wildlife, cultural resources and socio-economic impacts. The Risk Analysis study (which is included into the Environmental Impact Statement and submitted as one complete document) identifies potential environmental releases of hazardous substances and evaluates the risks in order to establish methods to prevent, respond to, and control environmental emergencies. The Land Use Change requires that an evaluation be made of the existing conditions of the land, including a plant and wildlife study, an evaluation of the current and proposed use of the land, impacts to naturally occurring resources, and an evaluation of reclamation/re-vegetation plans.

We believe we operate in compliance with all applicable governmental laws and regulations and the costs of compliance are paid for on an ongoing basis. Due to the nature of our permit, we have requirements for landscape restoration which are fulfilled on an ongoing basis. We are working under a permit which required a Forest Fund bond of approximately 134,487 pesos and does not require, other than the replanting of like vegetation material, any reclamation work since we are mining underground. We maintain a greenhouse of approximately 10,000 trees and a full-time gardener to undertake rehabilitation work programs.

**Customers**

The Company sells its concentrates to the buyer who offers the best terms based upon price, treatment costs, refining costs, and other terms of payment. During the year ended December 31, 2024 and 2023, the Company sold gold-silver concentrates to one purchaser pursuant to an Advance Credit Line Facility ("ACL") and a Revolving Credit Line Facility (the "RCL") in accordance with the Commercial Offtake Agreement. As gold-silver concentrate can be sold through numerous gold and silver market traders worldwide, and the price paid to the Company under the ACL/RCL varies based on market conditions, the Company is effectively not economically dependent on a limited number of customers for the sale of its product.

**Products and Raw Materials**

Gold-silver concentrate is the only product we produce. Additionally, we have no major suppliers of raw materials as the ore we mine is the most important raw material we use. Supplementary supplies such as fuel and organic reagents are in ready supply from a number of vendors.

**Competitive Business Conditions**

We compete with many companies in the mining and mineral exploration and production industry, including large, established mining companies with substantial capabilities, personnel, and financial resources. There is a limited supply of desirable mineral lands available for claim-staking, lease, or acquisition in the United States, Canada, Mexico, and other areas where we may conduct our mining or exploration activities. We may be at a competitive disadvantage in acquiring mineral properties, since we compete with these entities, many of which have significantly greater financial resources and larger technical staff than we do. From time to time, specific properties or areas that would otherwise be attractive to us for exploration or acquisition may be unavailable due to their previous acquisition by other companies or our lack of financial resources.

Competition in the industry is not limited to the acquisition of mineral properties, but also extends to the technical expertise to find, advance, and operate such properties; the labor to operate the properties; and the capital for the purpose of funding such exploration and development. Many competitors not only explore for and mine precious and base metals but conduct refining and marketing operations on a world-wide basis. Such competition may result in our company not only being unable to acquire desired properties, but to recruit or retain qualified employees or to acquire the capital necessary to fund our operation and advance our properties. Our inability to compete with other companies for these resources could have a material adverse effect on our results of operation, financial condition and cash flows.

**Human Capital Resources**

As of December 31, 2024, we had approximately 220 employees in Mexico and 5 in the United States and Canada. All our employees based in the United States and Canada work in an executive, technical or administrative position, while our employees in Mexico include management, laborers, craftsmen, mining, geologist environmental specialists, information technologists, accountants and various other support roles. We also frequently engage independent contractors in connection with certain administrative matters and the exploration of our properties, such as drillers, geophysicists, geologists, and other specialty technical disciplines. For the United States and Canada, we also engage independent contractors for technical and professional expertise. None of our employees in México are covered by union contracts and the Company believes it has good relations with our employees.

As part of our fundamental need to attract, reward and retain talent, we regularly evaluate our compensation, benefits and employee wellness offerings. We believe that our compensation arrangements are competitive in the industry.

**Responsibility**

The San Jose de Gracia community is home to DynaMéxico activities. We've devoted significant capital and resources to ensuring our project is a good neighbor to SJG and the surrounding villages. We strive for best-in-class safety and environmental policies through an approach of responsible production, including the sole use of biodegradable and organic solvents and a focus on best safety practices.

DynaResource has constructed and donated a medical clinic to the SJG community and contributed funds for repairs and upgrades to the local church and school, and provided education and business training to adults, creating new opportunities for current residents. Additionally, we've funded and constructed roads within the community and improved a road from Sinaloa de Leyva to SJG, a distance of over 60 kilometers.

**Available Information**

We make available links on our website (http://www.dynaresource.com) to our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and Proxy Statements, as well as Forms 3, 4 and 5 with respect to our common stock, including any amendments to any of the foregoing, as soon as reasonably practicable after such reports are electronically filed with the U.S. Securities and Exchange Commission ("SEC"). These filings are also available at http://www.sec.gov.

Copies of our Code of Business Conduct and Ethics, applicable to the executive officers, are also available on our website. Information contained on our website is not a part of this report.

**ITEM 1A. RISK FACTORS**

Not applicable.

**ITEM 1B. UNRESOLVED STAFF COMMENTS**

None.

**ITEM 1C. CYBERSECURITY**

The Company has adopted processes designed to assess, identify, and manage material risks from cybersecurity threats that are integrated into the Company's overall risk management system. The Company's cybersecurity risk management processes are managed by Tuearis Cyber ("Tuearis") an outside contractor with significant experience and expertise in designing and implementing cybersecurity programs for corporate entities such as the Company.

During the year ended December 31, 2024, the Company did not experience any risks from cybersecurity threats that materially affected or were reasonably likely to materially affect the Company's business strategy, results of operations, or financial condition.

The Company's Board of Directors, through its Audit Committee (the "Committee"), provides oversight of risks from cybersecurity threats by monitoring incident-based reports from Tuearis as to the existence and severity of such risks. When risks are identified, the Committee works with the Company's Chief Financial Officer to develop appropriate responses, based on the recommendations of Tuearis. The Company does not have an employee with specific expertise in cybersecurity risk management but relies on Tuearis to provide that expertise. All material cybersecurity risks, incidents, and responses are reported to the Committee as a routine matter.

**PART I**

**ITEM 2. PROPERTIES**

**Corporate Headquarters**

The Company leases office space for its corporate headquarters in Las Colinas, Irving, Texas. In February 2023, the Company entered into a 52-month extension of the original lease from September 2017 and added additional office space. As part of the agreement the new lease term commenced and the Company received four months free rent upon completion of the finish out of the expansion space. The expansion was complete and the Company occupied the office space effective August 1, 2023. The Company makes tiered lease payments on the first of each month.

**Administrative and Logistics Offices**

DynaMéxico maintains administrative and logistics offices in Guamuchil and Mazatlan, Mexico, both of which are under month-to-month payment terms.

**Mining Project Location**

The San Jose de Gracia mining project ("SJG Project") is located on map sheet G13-A81 in the Culiacan mining district of Sinaloa State, Mexico, at Latitude 26˚, 9' N, Longitude 107˚, 53' W, approximately 120 kilometers east northeast of the coastal city of Los Mochis. The property on which the SJG Project resides, straddles the border separating the Mexican States of Sinaloa and Chihuahua. The SJG Project is located in the south-western portion of the property, and is located entirely within the State of Sinaloa, as shown in the maps below.



Pacific Ocean
México
Navojoa
Alamos
Huatabampo
SONORA
El Fuerte
Morelos
Guachochi
Belleza
Hidalgo del Parral
Santa Bárbara
CHIHUAHUA
San Jose de Gracia
Los Mochis
Topolobampo
Guasave
Guamúchil
Sea of Cortez
SINALOA
Santiago Papasquiaro
DURANGO
Culiacan, Sin. (Capital of the State)
Main High ways
Navolato
Culiacán Rosales
Eldorado
San Dimas
La Paz
La Cruz
Durango
El Salto
dos Santos
San José del Cabo
Mazatlán
Escuinapa de Hidalgo
Cabo San Lucas
100 kilometros


DynaMéxico owns the San Jose de Gracia mineral concessions, which are comprised of 33 distinct concessions covering an aggregate of approximately 9,920 hectares. The concessions are held 100% by DynaMéxico and there are no royalty or other interests.

The property on which the SJG Project resides is located in and around the village of San Jose de Gracia, approximately 100 km northeast of Guamuchil, on the west side of Mexico. The village of San Jose de Gracia has a small airstrip and can be accessed by a small airplane, or alternatively, by a dirt mountain road. There are roads providing access to the property on which the SJG Project resides which are accessible throughout the year.

**Local Resources and Infrastructure**

**Accommodations**

The Village of San Jose de Gracia maintains a few stores which offer essential goods and services. The mine site area camp maintains facilities which can accommodate about 65 persons in 32 rooms. Contractors manage their own camps for their personnel. The Village of SJG has additional rooms via hotels and boarding houses. Out of a total workforce of 223 employees, 143 reside in San Jose de Gracia.

**Power**

A power line to the San José de Gracia Project has been installed by the Comisión Federal de Electricidad, the only authorized power producer in Mexico. The power line was installed in March 2012 from the La Estancia area of the municipality of Sinaloa de Leyva, a distance of approximately 75 kilometers.

The power line is currently 220 volts maximum capacity, which supplies the plant, including the office and camp facilities at SJG, such as water pump, air conditioning, refrigeration, lights, internet, and fans, as well as local residential use. The SJG Project can produce its own diesel-generated power as a backup to the power grid in case of interruptions.

**Offices – Camp Facilities**

The SJG Project sources many of its supplies from nearby towns, Guamuchil, Los Mochis and Culiacan. There is a satellite dish installed at the SJG Project providing communications from the SJG Project. At the SJG Project, DynaMéxico maintains a camp staff, including geologists, field helpers, consultants, security, cooks and cleaners. Most of these employees come from the local community.

**Mining Concessions**

The San José de Gracia Property consists of the following 33 contiguous mining concessions which covers an area of approximately 9,920 hectares (24,513 acres):

*Current Mining Concessions - San José de Gracia*

| Claim Name | Claim Number | Staking date | Expiry | Hectares |
|---|---|---|---|---|
| AMPL. SAN NICOLAS | 183815 | 22/11/1988 | 21/11/2038 | 17.4234 |
| AMPL. SANTA ROSA | 163592 | 30/10/1978 | 29/10/2028 | 25.0000 |
| BUENA VISTA | 211087 | 31/03/2000 | 30/03/2050 | 17.9829 |
| EL CASTILLO | 214519 | 02/10/2001 | 01/10/2051 | 100.0000 |
| EL REAL | 212571 | 07/11/2000 | 07/11/2052 | 2038.0000 |
| EL REAL 2 | 216301 | 30/04/2002 | 29/04/2052 | 280.1555 |
| FINISTERRE FRACC. A | 219001 | 28/01/2003 | 27/01/2053 | 18.7856 |
| FINISTERRE FRACC. B | 219002 | 28/01/2003 | 27/01/2053 | 174.2004 |
| GUADALUPE | 189470 | 05/12/1990 | 04/12/2040 | 7.0000 |
| LA GRACIA I | 215958 | 02/04/2002 | 01/04/2052 | 300.0000 |
| LA GRACIA II | 215959 | 02/04/2002 | 01/04/2052 | 230.0000 |
| LA LIBERTAD | 172433 | 15/12/1983 | 14/12/2033 | 97.0000 |
| LA NUEVA AURORA | 215119 | 08/02/2002 | 07/02/2052 | 89.3021 |
| LA NUEVA ESPERANZA | 226289 | 06/12/2005 | 05/12/2055 | 40.0000 |
| LA UNION | 176214 | 26/08/1985 | 25/08/2035 | 4.1098 |
| LOS TRES AMIGOS | 172216 | 27/10/1983 | 26/10/2033 | 23.0000 |
| MINA GRANDE | 163578 | 10/10/1978 | 09/10/2028 | 6.6588 |
| NUEVO ROSARIO | 184999 | 13/12/1989 | 12/12/2039 | 32.8781 |
| PIEDRAS DE LUMBRE 2 | 215556 | 05/03/2002 | 04/03/2052 | 34.8493 |
| PIEDRAS DE LUMBRE 3 | 218992 | 28/01/2003 | 27/01/2053 | 4.3098 |
| PIEDRAS DE LUMBRE No.4 | 212349 | 29/09/2000 | 28/09/2050 | 0.2034 |
| PIEDRAS DE LUMBRE UNO | 215555 | 05/03/2002 | 04/03/2052 | 40.2754 |
| SAN ANDRES | 212143 | 31/08/2000 | 30/08/2050 | 385.0990 |
| SAN JOSÉ | 208537 | 24/11/1998 | 23/11/2048 | 27.0000 |
| SAN MIGUEL | 183504 | 26/10/1988 | 25/10/2038 | 7.0000 |
| SAN NICOLAS | 163913 | 14/12/1978 | 13/12/2028 | 55.5490 |
| SAN SEBASTIAN | 184473 | 08/11/1989 | 07/11/2039 | 40.0000 |
| SANTA MARIA | 218769 | 17/01/2003 | 16/01/2053 | 4.2030 |
| SANTA ROSA | 170557 | 13/05/1982 | 12/05/2032 | 31.4887 |
| SANTO TOMAS | 187348 | 13/08/1986 | 12/08/2036 | 312.0000 |
| TRES AMIGOS 2 | 212142 | 31/08/2000 | 30/08/2050 | 54.4672 |
| FINISTERRE 4 | 231166 | 18/01/2008 | 17/01/2058 | 2,142.1302 |
| FRANCISCO ARTURO | 230494 | 06/09/2007 | 27/03/2057 | 3,279.5600 |
| **TOTAL** | | | | **9,920.0000** |

Title to 32 of the 33 mining concessions is registered in the sole name of DynaMéxico. The one exception is the San Miguel concession. For the San Miguel concession, DynaMéxico has entered into transfer agreements with the registered owners of 50% of the concession title, and DynaMéxico has also entered into promise to sell and purchase agreements with registered owners of the balance of the concession title. Under Mexican law, such agreements require the consent or relinquishment of first rights of refusal from the registered owners of 100% of the concession title, in order to have legal effect and be eligible for registration before the Mines Recorders' Office.

Under amendments to the Mining Act of Mexico that came into effect in December 2006, the classifications of Mining Exploration Concessions and Mining Exploitation Concessions were replaced by a single classification of Mining Concessions valid for a renewable term of 50 years, commencing from the initial issuance date. To be converted into Mining Concessions at the time these amendments came into effect, former mining exploration and mining exploitation concessions had to be in good standing at the time of conversion.

All of the SJG concessions were in good standing and consequently were converted to 50-year Mining Concessions in December 2006, at the time the amendments to the Mining Act came into effect. To renew the 50-year term, Mining Concessions must be in good standing at the time an application for renewal is filed, and an application for renewal must be filed within 5 years prior to expiration of the term.

To maintain Mining Concessions in good standing, the registered owner must (a) pay bi-annual mining duties in advance, by January 31 and July 31 each year, (b) file assessment work reports by May 30 each year, for the preceding year (some exceptions apply), and (c) by January 31 each year, file statistical reports on exploration / exploitation work conducted for the preceding year. The Company believes it is in good standing regarding all above noted obligations.

Notice of Commencement of Production Activities and Annual Production Reports must be filed annually by January 31 each year for those concessions where mineral ore extraction is taking place. As a general provision, registered owners of Mining Concessions must follow environmental and labor laws and regulations in order to maintain their Mining Concessions in good standing.

The following claim location map shows the location of each of the concessions and the legend presents various areas of mining and drilling.


N
Francisco Arturo
Finisterre Fracc. B
Francisco Arturo
LA GRACIA
Tres Amigos 2
Santo Tomas
La Nueva Aurora
La Nueva Esperanza
El Real
San Miguel
La Libertad
San Andres
Guadalupe
El Real 2
Francisco Arturo
San Nicolas
Piedras de Lumbre
San Jose
El Castillo
El Real
San Jose de Gracia Village
San Sebastian
Explanation
Tres Amigos
San Pablo
La Union
La Purisima
Dyna Resources de Mexico's Claims
Claims Other Owners
METERS
San Jose de Gracia Project
SAN JOSE DE GRACIA CLAIMS
Detailed Project Claim Map
Sept 2012

**Surface Rights**

In addition to the surface rights held by DynaMéxico pursuant to the *Mining Act* of México and its Regulations (*Ley Minera y su Reglamento*), the Company maintains access and surface rights for the SJG Project pursuant to a 20-year Land Lease Agreement. This lease agreement with the Santa Maria Ejido Community (the owners of the surface rights) is dated January 6, 2014 and continues through 2033. The lease agreement covers an area of 4,399 hectares surrounding the main mineral resource areas of SJG and provides for annual lease payments of $1,359,443 Pesos (adjusted for inflation). The 2024 payment was $5,296,950 pesos (approx. $288,000 USD).

The lease agreement provides the Company with surface access to the core resource areas of SJG (4,399 hectares), and allows for all permitted mining, pilot production and exploration activities.

**Water Concession**

The Company has secured the Water Rights Concession for the area surrounding SJG. The Director of Water Administration of the National Water Commission of México (CONAGUA) formally certified in writing the rights of DynaMéxico to legally “use”, exploit and extract 1,000,000 cubic meters of water per year from the DynaMéxico extraction infrastructure located within the perimeter of the mining concessions. CONAGUA determined that the DynaMéxico water rights are not subject to any water rights

concession or any other water extraction restriction. Water extracted by DynaMéxico will be subject to applicable levies imposed by the Mexican tax authorities in accordance with current Mexican tax laws. The water concession provides sufficient water for current operations, and for the anticipated future needs of the project. The Company recycles water from the tailings pond back through the test milling circuit, then back to the tailings pond.

**Royalties, Encumbrances and Environmental Liabilities**

The SJG Property is not subject to any royalties or encumbrances, other than in accordance with our Revolving Credit Line, and there are no known environmental liabilities.

**Required Permits for Exploration, Drilling and Mining**

In respect of permit requirements for mineral exploration and mining in Mexico, the most relevant applicable laws, regulations and official technical norms are the Federal Mining Act (plus its regulations), the Federal Environmental Protection and Ecological Equilibrium Act (plus its regulations), the Federal Sustainable Forestry Development Act (plus its regulations), the Federal Explosives and Firearms Act, the National Waters Act and the Mexican Official Norm 120.

To carry out mineral exploration activities, holders of mining concessions in Mexico are required to file at the offices of the Federal Secretariat of the Environment and Natural Resources ("SEMARNAT") a "Notice of Commencement of Exploration Activities" or "Preventive Exploration Notice" in accordance with the guidelines of the Mexican Official Norm 120 ("NOM- 120").

If contemplated mineral exploration activities fall outside of the guidelines of the NOM-120 (e.g. exploration activities on rain forest areas), a "Change of Soil Use Permit Application" ("CSUP") is required to be filed at SEMARNAT under the guidelines of the Federal Sustainable Forestry Development Act and its Regulations. To meet the requirements for issuance of a change of soil use permit, the applicant must file (together with the CSUP) a Technical Study ("Technical Justification Study") to justify the change of soil use from forestry to mining, in order to demonstrate that biodiversity will not be compromised and that there will be no soil erosion or water quality deterioration on completion of the mineral exploration activities.

To carry out mining activities in Mexico, holders of mining concessions are required to file an "Environmental Impact Assessment Study" under the guidelines of the Federal Environmental Protection and Ecological Equilibrium Act and its Regulations, in order to evaluate the environmental impact of the contemplated mining activities.

If the use of explosives materials is required for execution of mineral exploration or mining activities, an Application for General Permit for Use, Consumption and Storage of Explosive ("GPCSE") is required to be filed at the offices of the Secretariat of National Defense ("SEDENA") under the guidelines of the Federal Explosives and Firearms Act. Under the Federal Mining Act, holders of mining concessions in Mexico have the right to the use of the water coming from the mining works. Certification of water rights and/or issuance of water rights concessions are required from the National Water Commission ("CONAGUA") under the guidelines of the National Waters Act.

**Fees or Bonding Requirements Necessary To Explore or Mine**

As a pre-requisite for issuance of a CSUP, Article 118 of the Federal Sustainable Forestry Development Act provides the posting of a bond to the Mexican Forestry Fund for remediation, restoration and reforestation of the areas impacted by the mineral exploration activities.

As a pre-requisite for approval of Preventive Exploration Notice and Environmental Impact Assessment Study, the Federal Environmental Protection and Ecological Equilibrium Act and its Regulations require the posting of a bond to guarantee remediation and rehabilitation of the areas impacted by the mining activities.

**Government Agencies Responsible For Any Applicable Permits**

SEMARNAT is the office of the Federal Government of Mexico responsible for the review and issuance of a CSUP, the review of a Technical Justification Study and the filing of NOM-120. The Federal Attorney's Office for the protection of the Environment is the enforcement branch of SEMARNAT responsible for the monitoring and enforcement of environmental laws and regulations. SEDENA is the office responsible for issuance of a GPCSE. CONAGUA is the office responsible for certification of water rights and issuance of water rights concessions.

**Time Frame to Obtain Any Permit or Approval To Explore or Mine**

NOM-120 is a notice to SEMARNAT only and has no prescribed processing time. Processing time for review and approval of a CSUP Application and Technical Justification Study varies depending on the workload of the SEMARNAT regional office where application is filed, but a processing time of four months is typical.

Processing time for review and approval of an Environmental Impact Assessment Study varies depending on workload of SEMARNAT regional office where application is filed, but a processing time of six months is typical. Processing time for issuance of a GPCSE by SEDENA is approximately six months. Processing time for issuance of a Water Rights Concession by CONAGUA is approximately six months.

**DynaMéxico Permits and Bonding Requirements**

Exploration Permit: On June 28, 2010, DynaMéxico filed a Preventive Exploration Notice (Preventive Exploration Notice) at the office of SEMARNAT in connection with contemplated mineral exploration activities at the La Prieta, San Pablo, La Purísima, La Unión, Tres Amigos and La Ceceña areas of the SJG Project. On July 21, 2010, SEMARNAT approved, for a term of 36 months, the execution of the mineral exploration activities at SJG set out in the Preventive Exploration Notice, as it determined that such activities fall within the framework of the NOM-120, subject to the following conditions: (a) filing and approval by SEMARNAT of a CSUP with respect to SJG (see below), and (b) posting of a bond in the amount of $134,487 Pesos to guarantee remediation and rehabilitation measures following the conclusion of the mineral exploration activities.

**Change of Soil Use Permit**

On August 9, 2010, DynaMéxico filed at the offices of SEMARNAT a CSUP Application and Technical Justification Study to carry out certain mineral exploration activities set out in the Preventive Exploration Notice approved by SEMARNAT on July 21, 2010 (see above) at the La Prieta, San Pablo, La Purísima, La Unión, Tres Amigos and La Ceceña areas of SJG). On December 20, 2010, SEMARNAT approved the CSUP Application filed by DynaMéxico with respect to SJG and authorized DynaMéxico the execution of mineral exploration activities on 5,463 hectares of SJG for a term of 36 months, and it is continually renewed as required.

**Water Rights Certification**

On March 8, 2012 the Director of Water Administration of CONAGUA certified in writing the rights of DynaMéxico to use, exploit and extract 1,000,000 cubic meters of water per year from the Company's extraction infrastructure located in SJG. CONAGUA determined that DynaMéxico's water rights are not subject to any other water rights concession or any other water extraction restriction.

**Bonding Requirements**

Under the CSUP issued to DynaMéxico on December 20, 2010, SEMARNAT imposed upon DynaMéxico the obligation to post a bond in the amount of $116,911 Pesos for reforestation and remediation measures in SJG. The Company maintains a greenhouse of 10,000 trees which are used in the reforestation efforts as necessary.

Under Preventive Exploration Notice (Preventive Exploration Notice) approved by SEMARNAT on July 21, 2010, SEMARNAT imposed upon and DynaMéxico complied, the obligation to post a bond in the amount of $134,487 Pesos, to guarantee remediation and rehabilitation measures following the conclusion of the mineral exploration activities. As required by US Generally Accepted Accounting Principles ("US GAAP") the Company also has an asset retirement obligation recorded as of December 31, 2024 for the net present value of the cost to dismantle and dispose the plant and remove the tailings pond.

DynaMéxico has sought and obtained all required environmental permits, temporary land occupation rights and consent letters from the regulatory agencies, local municipalities and the State of Sinaloa, in order to conduct its mining, production, exploration and drilling activities on the four main deposit areas at SJG. DynaMéxico will be required to obtain further permits in order to conduct drilling in these four areas and the other areas, and in order to carry out future mining, milling, and production activities, and will timely obtain such permits, as and when required.

**HISTORY OF SAN JOSE DE GRACIA**

Historical production at San José de Gracia dates from the 1800's and totals approximately one million ounces of gold mined from high-grade quartz veins. Large-scale mining in the camp began in 1870 and ended in 1910 with the onset of the Mexican Revolution. The majority of the production came from the Anglo, Rosario and La Cruz Mines on the Purisima Ridge trend, and from the La

Prieta Mine on the La Prieta trend (reference Fig. 2). The remainder of the production was derived from as many as 60 smaller mines throughout the 12 square kilometer area, including the Palos Chinos, San Pablo, Tres Amigos, La Ceceña, Los Hilos, Santa Rosa, Veta Tierra, La Union, Santa Eduwiges, La Mochomera and La Parilla Mines.

This table presents the historic reported gold production for San Jose de Gracia prior to 1970:

| Area | Gold Production (oz) | Gold Grade (g/t) | Mined Width (m) |
|---|---|---|---|
| Purisma Ridge Trend (includes the Anglo, Rosario, Jesus Maria and La Cruz Mines) | 471,000 | 67.0 | Unknown |
| La Prieta Trend (La Prieta Mine) | 215,000 | 28.0 | 1.5 – 3 m |
| Other areas | 300,000 | Unknown | Unknown |

It was not until the 1970's when mining could resume at San José de Gracia, when the first road to SJG was opened, allowing Compañia Rosarito to begin producing gold from the Palos Chinos, San Pablo, Tres Amigos and La Union mines.

**Recent Ownership of the Property**

By 1977, the underlying owners of the mining concessions and subsequent vendors to Minera Finisterre SA de CV. ("Finisterre") succeeded in acquiring control of most of the district, and installed a 70 ton per day flotation concentrator. Finisterre subsequently acquired the property through option agreements with the underlying vendors and continued some exploration work, although most of its financial resources were expended in erecting a larger, 200 ton per day concentrator.

Golden Hemlock Explorations Ltd., a Canadian company, obtained an option to acquire majority control of Finisterre and commenced work on the property in 1997. The actual exploration and development work was performed by Perforaciones Quest de Mexico ("PQM"), which was under contract to Finisterre, and whose efforts consisted primarily of core drilling, trenching and mapping. PQM completed a 63-hole, 6,000-meter core drilling program in 1997.

In 1998-1999, Pamicon Developments Ltd., a Canadian company, examined the results of the 1997 drilling program, including PQM's technical work, in order to calculate possible mineral reserves, and to review the general status of the property.

During the first half of 1999, DynaResource, Inc. and its agents arranged to collect samples for metallurgical testing. In June of 2000, DynaResource formed its subsidiary DynaMexico, in order to acquire and consolidate ownership of the San Jose de Gracia Project. By December 2003, DynaMexico had completed the acquisition of and consolidation of 100% of the San Jose de Gracia Project from Golden Hemlock and Finisterre - with the sole exception of the San Miguel mining concession.

**Infrastructure Improvements, Expansion and Increased Output**

As part of its ongoing exploration and project advancement activities at San Jose de Gracia, the Company continues to upgrade the on-site infrastructure and processing facilities. Significant improvements have been made such that the condition of the equipment is new, relatively new or in good condition. The Company has four primary ball mills currently running 800 tons per 24-hour day at the end of 2024.

The Company's exploration efforts at San Jose de Gracia are aimed at increasing the mineral resource base, with particular focus on gold. Since initiating on-site processing activities in January 2015, the Company has expanded its throughput capacity from an initial 75 tons per 24-hour operating day to 800 tons per day by year-end of 2024.

In accordance with SEC requirements for an exploration stage issuer under S-K 1300, the Company expenses all costs related to site operations, project improvements, and development activities. As a result these expenditures are not capitalized on the Company's balance sheet. Through December 31, 2024, this treatment has resulted in a net operating loss carry-forward which may be used to offset future taxable earnings.

The Company is currently classified as an exploration stage issuer under Section 1300 of Regulation S-K. In accordance with SEC requirements all costs related to site operations, infrastructure improvements, and project expansion are expensed as incurred. As such these costs are not capitalized as assets on the Company's balance sheet.

## ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

### Topography, Physiography, and Vegetation

The topography of the San José de Gracia district is generally rugged with elevations varying from 400 meters in the valley bottoms to over 1600 meters in the higher Sierra. A network of small roads and tracks winds around areas nearer the old workings at San José de Gracia. Access to the remainder of the large property at the current stage of development is difficult without the use of horse or helicopter.

The SJG Project can be accessed by road, from either the City of Culiacán or the City of Guamuchil. Either route goes through the small town of Sinaloa de Leyva, then from Sinaloa de Leyva by gravel mountainous road to the village of San José de Gracia (population 750), which covers approximately 90 kilometers and is roughly a five-hour trip.

The SJG Project can also be accessed by air. A gravel airstrip is located adjacent to the San Jose de Gracia Village. The airstrip is suitable for light aircraft and charter flights of 45 minutes duration are available from the cities of Los Mochis or Culiacán. Much of the labor for mining and production activities of DynaMéxico is provided by the local community of SJG.

### Climate and Operating Season

The climate is semi-tropical with a rainy season dominating June and July. For some activities on the SJG project, operations may be suspended during the rainy season.

## MINERAL PROCESSING AND METALLURGICAL TESTING

### Bulk Sample, Hazen Process Development Metallurgical Report

Ore and existing mill tailings samples were collected prior to DynaMéxico's acquisition and consolidation of San Jose de Gracia. The ore samples consisted of a bulk (about 500 kg) of stockpiled ore from the lower adit of the Tres Amigos mine (intercept of the Tres Amigos and Orange Tree veins). In addition, approximately 100 kg of ore as a bulk sample was taken from the surface at the Gossan Cap area. Three additional ore samples (approximately 5-15 kg each) were assembled from splits of the cores from several of the 1997 drilling program core holes to develop samples representing different ore types for testing. These included: 1) composite drill cores from Palos Chinos, 2) massive sulfide from the Tres Amigos vein and 3) disseminated, nonsurprise mineralized zones at the bottom of several Tres Amigos core holes. The logic was that major exploratory test work to define a metallurgical process would be done on the bulk sample from the adit at Tres Amigos and the other samples would have limited testing done at the selected metallurgical process conditions to verify the performance of the selected metallurgical process circuit on other types of San José mineralization. Finally, several bulk samples (50-100 kg) of existing tailings from the Rosarito mill and the old Rosarito mill were collected and used to conduct flotation, gravity, and limited leachability test work on the tailings." Samples were shipped to the laboratory of Carbonyx Carbon Technologies in Plano, Texas where in 2000 and 2001 two separate preliminary test programs were conducted, one for the tailings, and the other for a portion of the bulk Tres Amigos ore. The Company developed a concept for the metallurgical processing to produce both gravity and flotation concentrates. The tests confirmed a metallurgical flow sheet to be utilized at San José to recover up to 90% of the feed gold into the concentrates. The above "in-house" testing established a preliminary flowsheet for a mill circuit for processing either primary ore or for reprocessing the existing tailings. Subsequently Hazen Research Laboratories of Golden, Colorado ("Hazen") was engaged to provide independent verification of the in-house work and carry out additional optimization test work. Lockwood Greene Company and Mr. Henderson prepared and verified completion of the scope of work.

In summary, various interim reports and the final metallurgical report, the Official Hazen Test Report, ("Hazen Report")" provided results as follows:

1. The initial gravity beneficiation/flotation test work on the Tres Amigos and Gossan Cap bulk ore samples were very encouraging with up to 80% recovery of the feed gold into the gravity concentrates while maintaining a minimum concentrate grade of 100 g Au/t ;

2. The existing tailings samples (feed grades of 3 -8 g Au/t) returned similar recovery results, but had to be cleaned to produce a final concentrate with > 100 g Au/t ;

3. The overall gold recoveries into the gravity cleaner concentrate still were in excess of 50% of the total feed gold;

4. Flotation tests on primary ore samples resulted in recoveries of 85 - 90% of the feed gold into the rougher concentrates, however, recoveries after cleaning (to get > 100 g Au/t grade) dropped to the 65-75% range.

A combination circuit of a gravity pre-concentration stage with flotation on the gravity tailings indicated the potential to recover > 90% of the feed gold into the gravity concentrate, the rougher flotation and the cleaner flotation concentrates while maintaining a 100 g Au/t grade in all of the concentrates.

## EXPLORATION

DynaResource uses a multiple phase method of exploration. The initial activity consists of surface mapping and sampling to identify areas of interest. The next phase is detailed mapping and systematic sampling. Mapping and sampling of mine workings are also performed to define potential areas for future work. Geological mapping and samples have been collected in the past and sent for laboratory analysis by the Company. The prospects are then catalogued and prioritized for drilling.

### Exploration and Drilling Protocol

The Company's internal controls are designed to provide reasonable assurance that information and processes utilized in assessing its exploration results and resource estimates are reasonable and in line with industry best practices. These internal controls include QA/QC in the collection, analysis, verification, storage, reporting and use of drillhole, assay, metallurgical and other technical and scientific information, including the following internal control protocols in place for exploration data:

1.  Written procedures and guidelines to support preferred sampling methods and approaches, with periodic compliance reviews of adherence to such written procedures and guidelines;

2.  Maintenance of a complete chain-of-custody, ensuring the traceability and integrity of the samples at all handling stages from collection, transportation, sample preparation and analysis to long-term sample storage;

3.  Geological logs are checked and verified, and there is a physical sign-off to attest to the validation protocol required;

4.  Quality control checks on collar and downhole survey data for errors or significant deviations;

5.  Third-party fully certified labs are used for assays used in public disclosure or resource models;

6.  Appropriate types of quality control samples are inserted into the sample stream at appropriate frequencies to assess analytical data quality;

7.  Regular inspection of analytical and sample preparation facilities by appropriately experienced personnel;

8.  QA/QC data are regularly verified to ensure that outliers, sample mix-ups, contamination, or laboratory biases during the sample preparation and analysis steps are correctly identified, mitigated or remediated. Changes to database entries are required to be documented;

9.  Database upload and verification procedures to ensure the accuracy and integrity of the data being entered into the project database. These are typically performed using software data-checking routines. Changes to database entries are required to be documented. Data are subject to regular backups.

## EXPLORATION PLANS FOR 2025

The Company plans to continue its exploration drilling program with dedicated geologists currently mapping underground updating the structure interpretation of the mine. Management and geologists will make decisions based on capital available, the drill results, corporate strategies and market conditions, surface mapping, sampling and target generation. The Company has contracted with a "Qualified Person" within the meaning of subpart 1300 of Regulation S-K to interpret the data collected for a formal mineral resource analysis.

## ITEM 3. LEGAL PROCEEDINGS

From time to time, the Company is involved in legal matters in the ordinary course of its business. The Company intends to defend itself vigorously against any such claims. It is the Company's policy to accrue for amounts related to lawsuits brought against it if it is probable that a liability has been incurred and an amount can be reasonably estimated. Although the outcome of such matters cannot be predicted with certainty and no assurances can be given with respect to such matters, the Company believes that the outcome of those ordinary course matters in which it is currently involved will not have a materially adverse effect on its results of operations, liquidity, or financial position.

### 2014 Arbitration Proceeding Filed by Goldgroup Resources Inc.

On March 14, 2014, Goldgroup Resources, Inc. ("Goldgroup") filed for arbitration in the United States with the American Arbitration Association ("AAA"), seeking monetary and nonmonetary relief under an Earn In/Option Agreement. On August 25, 2016, the AAA issued a ruling in favor of Goldgroup against the Company and DynaMéxico (the "Arbitration Award"). On May 9, 2019, the United States District Court for the District of Colorado (the "Colorado U.S. District Court") confirmed the Arbitration Award. The Company fulfilled its obligations under the Arbitration Award prior to the beginning of 2023. On March 5, 2024, the Colorado U.S. District Court issued an Order denying requests for additional relief by both the Company and Goldgroup and stating that the case is closed.

**DynaResource de Mexico SA de CV Legal Update and Disclosure:**

On March 3, 2023, Goldgroup Resources Inc. ("Goldgroup") filed a formal notice with the México Federal Legal Authorities, which confirmed Goldgroup's complete withdrawal of all legal claims in Mexico and under Mexican law against DynaResource de México SA de CV.

Goldgroup's complete legal withdrawal is the result and culmination of 7 years of legal actions undertaken in Mexico by DynaMéxico. Accordingly, all matters before the courts in México with respect to DynaMéxico and Goldgroup Resources Inc. are fully resolved and are no longer subject to appeal.

Consequence of the México legal rulings and the Goldgroup legal withdrawal:

- The $48,280,808 USD damages award (dated October 05, 2015) in favor of DynaMéxico and against Goldgroup Resources Inc., confirmed by Mexican courts in 2019, is final, conclusive, and enforceable under Mexican law. Goldgroup Resources' challenges to that award have been fully denied and the damages award is final.

- Goldgroup's challenges to DynaMéxico's share ownership have also been fully denied and consequently, under Mexican law, Goldgroup owns no shares in DynaMéxico.

**Mercuria Energy Trading S.A vs Mineras de DynaResource S.A. de C.V.**

In 2020, Mercuria Energy Trading, S.A. ("Mercuria") initiated an arbitration proceeding against Mineras de DynaResource, S.A. de C.V. ("Mineras"), arising out of the earlier-terminated supply agreement between the parties. In January 2022, the arbitration panel awarded Mercuria the sum of US$1,822,674, plus interest at 2% over the quarterly compounded USD three- month LIBOR rate, from February 2020 forward. In August 2022, the panel also assessed costs of the arbitration proceeding against Mineras, in the aggregate amount of £ 376,233. DynaResource has accrued $1,000,000 for the arbitration award and related costs.

The Company notes the following: since Mineras is a company of Mexican nationality, under Mexican law Mineras has the right to legally oppose the recognition and enforcement of the award to Mercuria, the assessment of any costs, and any supplemental award.

**ITEM 4. MINE SAFETY DISCLOSURES**

Not applicable.

**PART II**

**ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES**

The Company's common stock is traded on the OTCQX, the top tier of the OTC Markets under the symbol "DYNR". The following table sets forth, for the periods indicated, the high and low bid quotations which reflect inter-dealer prices, without retail mark-up or mark-down and without commissions, and may not reflect actual transactions. All amounts are denominated in U.S. dollars.

| Year Ended December 31, 2024 | Low | High |
|---|---|---|
| First Quarter | 1.72 | 2.04 |
| Second Quarter | 1.52 | 1.94 |
| Third Quarter | 0.80 | 1.50 |
| Fourth Quarter | 0.75 | 1.16 |
| **Year Ended December 31, 2023** | **Low** | **High** |
| First Quarter | 2.10 | 2.50 |
| Second Quarter | 1.80 | 2.30 |
| Third Quarter | 1.90 | 3.00 |
| Fourth Quarter | 1.96 | 2.61 |

As of December 31, 2024, there were 29,315,726 shares of our common stock outstanding, which were held by approximately 417 shareholders of record. The number of shareholders of record does not include shareholders that hold their shares in street name or with a broker.

**Dividend Policy**

No cash dividends on the Company's common stock have been declared or paid since the Company's inception. Payment of future dividends, if any, will be at the discretion of our Board of Directors after considering various factors, including the terms of any credit arrangements, our financial condition, operating results, current and anticipated cash needs and plans for growth. Our initial earnings, if any, will likely be retained to finance our growth. At the present time, we are not party to any agreement that would limit our ability to pay dividends.

**ITEM 6.  RESERVED**

**ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

**The Company**

The Company is a minerals investment, management, and exploration company, and currently advancing its high-grade San Jose de Gracia gold project in México through an operating subsidiary. Activities are focused on exploration, technical evaluation, and project development in support of expanding the mineral resource base.

We currently conduct activities in México through our operating subsidiary DynaMéxico. We currently own 100% of the outstanding shares of DynaMéxico, and DynaMéxico owns 100% of mining concessions, equipment, camp and related facilities which comprise the SJG.

In addition to investing in the continued advancement and development of its San Juan de Gracia Project, the Company has also focused on strengthening corporate governance practices, with the objective of meeting the listing requirements of additional exchanges in the US and/or Canada.

**Project Improvements, Expansion and Increased Output**

Since 2015, the Company has carried out limited site-scale processing and operational activities at SJG in support of its exploration and evaluation programs. These activities have been aimed at enhancing technical understanding of the deposit, optimizing on-site infrastructure, and supporting project advancement. In 2022, the company expanded its focus on exploration efforts at SJG with the objective of increasing the project's mineral resource base, primarily targeting gold.

From initial small-scale operations averaging of 100 tons per 24-hour operating day in 2015, throughput has steadily increased, reaching an average of approximately 700 tons per day in 2024.  In 2023 alone, daily processing volumes rose by 30%, from 550 to 700 tons.

For 2025, the Company expects to increase in daily throughput to an average of 800 tons, with installed capacity now in place to support up to 1,000 tons per day.

The Company remains classified as an exploration stage issuer under Regulation S-K 1300 and does not currently meet the criteria for designation as an operating stage issuer.

The Company is currently reporting all costs of mine operations, improvements, and expansion as expenses in accordance with United States Generally Accepted Accounting Principles ("GAAP") The result of expensing all costs is that the Company has accumulated a net loss carry forward from México operations of approximately $18 million USD which is available to offset future taxable earnings.

**Results for the Years Ended December 31, 2024 and 2023**

**Summary of Site Based Processing and Operational Activity, 2018 to 2024:**

| Year | Total Tonnes Processed | Reported Mill Feed Grade (g/t Au) | Reported Recovery % | Gross Gold Concentrates Produced (Au oz.) | Net Gold (1) Concentrates Sold (Au oz.) |
|---|---|---|---|---|---|
| 2018 | 52,038 | 9.82 | 86.11% | 14,147 | 13,418 |
| 2019 | 66,031 | 5.81 | 86.86% | 10,646 | 9,713 |
| 2020 | 44,218 | 5.65 | 87.31% | 7,001 | 5,828 |
| 2021 | 97,088 | 9.67 | 88.79% | 26,728 | 22,566 |
| 2022 | 137,740 | 8.18 | 88.05% | 31,905 | 25,554 |
| 2023 | 198,518 | 5.58 | 76.50% | 27,252 | 24,829 |
| 2024 | 257,676 | 4.07 | 76.24% | 25,677 | 22,003 |

In 2024, on-site operational activities at San Jose de Gracia resulted in the processing of 257,676 Tons and the production of approximately 25,677 gross Oz Au. After dry weight adjustments at settlement terms with the buyer, approximately 22,003 Oz Au were sold.

**Quarterly Results for the Three and Twelve Months Ended December 31, 2024 and 2023:**

| Key Operating Information | Unit | Three Months Ended December 31, 2024 | Three Months Ended December 31, 2023 | Year Ended December 31, 2024 | Year Ended December 31, 2023 |
|---|---|---|---|---|---|
| **Operating Data** | | | | | |
| Ore mined | t | 59,490 | 45,755 | 233,782 | 172,062 |
| Mining rate | tpd | 647 | 497 | 639 | 471 |
| | | | | | |
| Ore Milled | t | 67,670 | 45,151 | 257,676 | 198,518 |
| Mill Throughput | tpd | 736 | 491 | 704 | 544 |
| | | | | | |
| Grade | g/t | 4.12 | 4.71 | 4.07 | 5.58 |
| Recovery Au | % | 75.58% | 79.05% | 76.24% | 76.50% |
| Gold Ounces Produced | oz | 6,775 | 5,405 | 25,677 | 27,252 |
| Gold Ounces Sold | oz | 6,897 | 4,552 | 22,003 | 24,829 |

(1)     Gold concentrate sold during the period is not equal to gold concentrate recovered during the period due to timing of shipments to buyer, and due to buyer's payability discount for the purchase of gold concentrate, and due to any adjustment from dry weight and assay in provisional settlements with the final assays.

Mill feed grades and recovery rates are based on internal estimates derived from assay data and estimated weights of material processed.

The drop in the feed grade at the pilot plant facility is a result of the planned reduction of certain high-grade zones in accordance with the mine plan, as well as higher dilution experienced in the processed material. The increase in processed tonnage within SJG also contributed to lower grades ore being treated. To support throughput, the Company opened a new development area at San Pablo during the fourth quarter of 2023, and an additional target zone, La Mochomera, in May 2024, which is expected to yield higher-grade material at depth.

## 2024 HIGHLIGHTS

### Operational Performance

Throughout the second half of 2024 (H2 2024), the Company has remained focused on developing and implementing the optimization program at the San Jose de Gracia mine aimed at increasing process plant throughput and recoveries, and improving maintenance and equipment usage with the goal of improving efficiencies and profit margins at the SJG Project level.

Operational results for the quarter demonstrated significantly improved efficiencies as a result of the ongoing optimization program with a steady improvement as the quarter proceeded with metal production of 2,626 ounces of gold in October, 2,182 ounces in November and 1,968 ounces in December. In Q4 2024 total metal production of 6,776 ounces of gold was a 19% increase from 5,676 ounces the previous quarter and a 25% increase from 5,405 ounces in Q4 2023. Production for the full year 2024 totaled 25,677 ounces of gold, which fell within the Company's revised guidance.

Milled throughput for Q4 2024 was 67,670 tons, representing a 9% increase compared to 61,900 tones in Q3 2024 and a 50% improvement over 45,151 tones in Q4 2023. Milled throughput for the full year 2024 was 256,676 tons representing a 30% increase over 2023 annual milled throughput of 198,518 tons.

The increase in ounces produced during the quarter was a result of the increase in feed grade from 3.78 g/t in Q3 2024 to 4.12 g/t in Q4 2024, compared to 4.71 g/t in Q4 2023. The average head grade for the full year 2024 was 4.07 g/t.

Through significant capital investment made in Q2 and Q3 2024, the Company has made several upgrades to the plant, increase in capital underground development and increased access to working faces and improved the utilization and productivity of current infrastructure, which benefited Q4 2024 production

A new vibrating screen was installed in the crushing circuit in August 2024 which has resulted in a more consistent and overall improved mill performance which is demonstrated by September's performance of an average of 770 tons per day produced. Throughout October, production averaged 825 tons per day with further improvements expected. Improvements to the flotation circuit have led to improvements in grades with steady month-over-month increases in the metallurgical results achieved.

At the plant level, metallurgical test work with new reagents also resulted in an optimized flow sheet and demonstrated the ability to deliver up to a 79% recovery, under certain conditions.  The Company is working to improve the consistency of plant recoveries.

The near completion of a new drift into a new working mining face that is expected to come into production in the La Mochomera deposit and the improved access to working faces through the completion of an access road to reach the San Pablo deposit have and should continue to contribute to improved throughput rates.  This will also have a positive impact on grades as better access to high-grade zones is gained.

Detailed activities from the three main deposits include:

**Tres Amigos**
At the Tres Amigos vein north zone a new ore drive was completed in the upper levels enabling further access to this high-grade vein via a new mining face. Mining from this face was incorporated into Q3 2024 production and will continue throughout 2025 as mining this is currently one of the main sources of high-grade ore to the mill. This newly gained access will also enable diamond drilling deeper with a lateral extension toward this untested north and south extension with the goal of increasing inventory.

**San Pablo Viejo and San Pablo Sur**
Throughout the 3rd quarter of 2024 the Company continued active mining from multiple faces at the San Pablo deposit while continuing development work on the access to the San Pablo deposit.

San Pablo Viejo and San Pablo Sur are expected to remain the primary sources of gold production through 2025 and 2026, with continued potential beyond. Additionally, the South Extension at the 500 level presents an exciting high-grade opportunity, potentially yielding "Bonanza" style gold grades in the short to mid-term. The mine is well-positioned for the future, with a focus on developing new reserves and expanding deeper into the La Mochomera vein.

**La Mochomera**
The La Mochomera vein is also expected to be an important source of gold production during 2025 and 2026 and with particularly interesting high-grade opportunities at depth which is also open.

**OUTLOOK (SJG)**

With a successful Q4 2024 demonstrating more normalized operations, the Company believes that San Jose de Gracia is well positioned for 2025. The steady increased rate of production resulted in 2024 full year production meeting the Company's updated guidance.

While the Company made significant headway in the last half of 2024, the continued effort to optimize operations will remain focused on improving ore to the mill, throughput rates, and recoveries. San Pablo Sur, San Pablo, La Mochomera and the Tres Amigos ore bodies will continue to be the main contributors to production in the year ahead. Development in these areas will also be a key focus for the Company to access high-grade zones and new mining faces.

As a result of the capital investments made to the mine and mill, exploration expenditure in Q4 2024 remained minimal, limiting available high-grade resources ready for short term mining. In the near term, exploration will drill targets that are expected to continue to grow the existing high-grade ore resources and increase mineable inventory.

The Company has continued to invest exploration spending in both near-mine extensions and geological studies and interpretation. The Company plans to complete an SK-1300 Mineral Resource Estimate Update in Q2 2025 at San Jose de Gracia to San Pablo Sur, San Pablo, La Mochomera and the Tres Amigos ore bodies which will include development proposals for additional exploration for ore veins in the short and mid-term.

The Company expects to start near-mine extension drilling on the property in July 2025 (Q3 2025) and expand to surrounding areas by year end. Exploration will focus on growing the known resources at San Jose de Gracia.

The Company will prioritize drilling high grade underground targets that can readily be brought into the mine plan as well as the continued regional program to better understand the potential of the significant land package at San Jose de Gracia. Additionally, planning for deeper and lateral drilling in between the San Pablo and Tres Amigos veins has highlighted the potential for extending the high-grade underground resource at San Jose de Gracia, especially in zones that were previously thought to be discontinuous such as near faulting, and has identified the opportunity to develop San Pablo, San Pablo Sur, La Mochomera and Tres Amigos exploration potential. At the La Mochomera deposit, the Company seeks to explore high grade potential toward south to Palos Chinos and Purisima historical mines which operated over 100 years ago as high-grade mines.

A new tailings dam was completed during Q3 2024 with a total estimated storage capacity of 670,751 cubic meters distributed in two stages to hold additional future tailings for approximately 3.0 years. The use of the third stage storage facility is underway and planning for the fourth stage is in process.

**Results for the Years Ended December 31, 2024 and 2023**

**REVENUE:** Revenue increased approximately 31% to $46,503.016 for the year ended December 31, 2024 from $35,573,194 for the year ended December 31, 2023. This was primarily due to an increase in net revenue per ounce from $1,433 to $2,113.

**MINE PRODUCTION COSTS**: Mine production costs for the years ended December 31, 2024 and 2023 were $15,090,417 and $11,156,677 respectively. These costs were directly related to the extraction of mine tonnage to be processed at the mill. The increase is primarily due to a 30% increase in mined tonnage.

**MINE DEVELOPMENT AND STRIPPING COSTS**: Mine development and stripping costs for the years ended December 31, 2024 and 2023 were $11,809,670 and $8,311,027, respectively. These include the costs of extracting waste material to reach the materials to be extracted for processing. The increase was a result of the increase in volume.

**PRODUCTION COSTS RELATED TO SALES**: Production costs related to sales for the years ended December 31, 2024 and 2023 were $6,046,714 and $6,669,568, respectively. These are expenses directly related to the milling, packaging and shipping of primarily gold and other precious metals product.

**CAMP, WAREHOUSE AND FACILITIES**: Camp, warehouse and facility cost for the years ended December 31, 2024 and 2023 were $5,527,949 and $5,453,778, respectively. These were the support costs of the mining facilities including housing, food, security and warehouse operations. The increase was a result of the increase in personnel from the increase in operations.

**TRANSPORTATION:** Transportation costs for the years ended December 31, 2024 and 2023 were $4,971,128 and $4,484,766, respectively. These were the costs of transporting material between the mine and the mill, and delivery of the concentrate to the customer for treatment and sale. The increase was a result of the overall increase in volume transported and the general increase in fuel and trucking costs.

**FACILITIES EXPANSION COSTS**: Facilities expansion costs for the years ended December 31, 2024 and 2023 were $2,548,899 and $2,554,505 respectively. These were the costs associated with the expansion of the mining facilities. Primary expenditures in 2024 was related to the opening of new mine access and continued upgrades to the ball mills. Primary expenditures in 2023 were additional costs related to the new ball mills, including a new crusher, and concentrators on the front and the backs of the mill to aid in free gold recovery. These are cost which would normally have been treated as capital expenditures under U.S. GAAP but the Company is required to expense because of the lack of proven and probable reserves.

**EXPLORATION DRILLING**: Exploration drilling expenses for the years ended December 31, 2024 and 2023 were $1,736,880 and $2,514,544, respectively. The Company began a new drilling program in 2022 to update its mineral resource estimate under Regulation SK 1300. The Company drilled 29 drill holes totaling 6,644 meters during 2024 and 48 drill holes totaling 14,009 meters in 2023.

**PROPERTY HOLDING COSTS**: Property holding costs for the years ended December 31, 2024 and 2023 were $166,551 and $172,663, respectively. These costs were concessions taxes, leases on land and other direct costs of maintaining the property.

**GENERAL AND ADMINISTRATIVE EXPENSES**: General and administrative expenses for the years ended December 31, 2024 and 2023 were $4,157,425 and $8,529,349 respectively. These general and administrative expenses represent costs incurred in operating the Company that are not directly related to site-based processing or exploration activities, and include management, accounting, and legal expenses. The decrease in costs in 2024 was primarily a decrease in legal fees as discussed in the legal summary, including a non-recurring legal expense of $3,000,000 tied to the successful outcome of litigation paid in 2023.

**STOCK BASED COMPENSATION EXPENSE:** Stock compensation expense was $1,219,062 and $881,250 for the years ended December 31, 2024 and 2023 respectively and was related to the vesting of restricted stock awards issued in 2022.

**OTHER INCOME (EXPENSE):** Other income (expense) for the years ended December 31, 2024 and 2023 was $(1,247,352) and $(235,675) respectively. Included in 2024 was interest expense of $1,696,258, mark-to-market gain on the derivative liability of $905,174, currency translation loss of $506,439, and other income of $50,171. Included in 2023 was interest expense of $567,792, mark-to-market gain on the derivative liability of $375,076, currency translation loss of $45,177 and other income of $2,218.  The primary reason for the increase in interest expense was the Company entering into a revolving credit line facility.

**OTHER COMPREHENSIVE INCOME (LOSS):** Comprehensive income (loss) includes the Company's net income (loss) plus the unrealized foreign currency translation gain for the period. The Company's other comprehensive loss for the years ended December 31, 2024 and 2023 consisted of unrealized foreign currency translation gains (losses) of $(2,486,399) and $585,622, respectively, of which $(715,913) of the 2024 loss and $383,604 of the 2023 gain related to a cumulative translation adjustment resulting from the unrealized gains (losses) on the Company's deferred tax asset arising from the Mexico net operating loss.

**Liquidity and Capital Resources**

As of December 31, 2024, the Company had negative working capital of $15,278,780, a decrease of $5,017,135 from the working capital maintained by the Company of negative $10,261,645, as of December 31, 2023 . The primary reasons for the decrease is related to a decrease in cash related to the Company's net loss, reclassification a portion of the Company's foreign tax receivable to long term and an increase in short term trade liabilities.

Net cash used in operations for the year ended December 31, 2024 was $8,014,004 compared to $17,659,661 during the year ended December 31, 2023. This was primarily due to a decrease in the Company's operating loss.

Net cash used in investing activities for the year ended December 31, 2024 was $6,755 for the purchase of computer equipment. In 2024 and 2023, expenditures related to facilities expansion costs of $2,548,899 and $2,554,505 respectively, were expensed under subpart 1300 of Regulation S-K and not included in investing activities.

Net cash provided by financing activities for the year ended December 31, 2024, was $8,495,282 compared to $3,670,102 for the year ended December 31, 2023.  In 2024 the Company raised $2,500,000 from the sales of Series E Preferred Stock and $6,000,000 from a private placement of the Company's common stock.  In 2023, the Company received proceeds of $5,000,000 from the sale of 1,000,000 shares of common stock offset by the purchase of the Company's Series A Preferred Stock for $1,250,000 and repurchase of shares that were returned to treasury stock for $60,250.

Through December 31, 2024, the Company's available liquidity and operations have been financed primarily through its operations and the revenue generated from the sale of product. The revenue from operations was supplemented by proceeds from the sale of common stock and customer advances as well as the cash flow from operations.   Although the Company has incurred net losses and net cash outflows from operating activities and investing activities for the year ended December 31, 2024, there were many expenses which were made that were not expended for the production of revenue, such as exploration drilling and mine expansion and non-recurring legal success fees paid.  If these expenses had not been made, the Company's net loss would have been minimized. The Company believes its revenue will be greater due to material being mined from the additional mine opened and improvements made to the productivity of the milling activities. Future capital requirements will depend on many factors, including the Company's rate of mining, milling and exploration activities and growth. To the extent that existing capital and revenue growth are not sufficient to fund future activities, the Company may need to raise capital through additional equity or debt financing. Additional funds may not be available on terms favorable to the Company or at all. Failure to raise additional capital, if needed, could have a material adverse effect on the Company's financial position, results of operations and cash flows.

**Off-Balance Sheet Arrangements**

As of December 31, 2024, we did not have any off-balance sheet arrangements, which have or are reasonably likely to have a material adverse effect on our financial condition, results of operations or liquidity.

**Plan of Operation**

The Plan of operation for the next twelve months includes continued enhancement of site infrastructure and processing capabilities, along with expanded exploration drilling at SJG.

During 2024, the Company processed an average of approximately 700 tons of material per day. For 2025, the Company anticipates increasing daily processing throughput to an average of 800 tons per 24-hour operating day, in. support of its ongoing exploration and project evaluation activities at the SJG Project. The Company now has processing capacity of up to a maximum of 850 tons a day. The Company initiated development in additional target zones within the project area, which are anticipated to yield higher-grade material for processing as part of its ongoing exploration activities.

The Company expects that a combination of higher-grade feed material, increased processing throughput, and higher gold prices may produce a significant increase in revenue in 2025, as part of its ongoing exploration and project advancement efforts.

The Company plans to continue its exploration drilling program with two to three rigs on site. Management and geologists will make decisions based on the drill results, corporate strategies and market conditions, surface mapping, sampling and target generation. The Company has contracted with a "Qualified Person" within the meaning of subpart 1300 of Regulation S-K to interpret the data collected in order to compile a formal Mineral Resource Estimate update in the second quarter of 2025.

**Capital Expenditures**

The Company's primary capital expenditures at the SJG Project have supported ongoing site development and processing enhancements. In 2024 the Company continued to refine its processing systems through the installation of front and back end concentrators and the repurposing of the original mill for grinding. Additional equipment was acquired, and infrastructure was expanded to improve site access and increase operational capacity. All capital expenditures are expensed, consistent with the Company's classification as an exploration stage issuer under subpart 1300 of Regulation S-K.

**Exploration Stage**

The Company is currently classified as an exploration stage issuer under Subpart 1300 of Regulation S-K. In accordance with SEC rules and US GAAP, all costs related to site operations, development activities, and infrastructure improvements are expensed as incurred. As a result, such costs are not capitalized as assets on the Company's balance sheet. The Company has undertaken limited site-scale operational activities to support its exploration and evaluation efforts; however, it has not yet determined mineral reserves, and no commercial production decision has been made.

**DynaMéxico General Powers of Attorney**

The Chief Executive Officer of DynaUSA also serves as the President of DynaMéxico and DynaMineras. The President of DynaMéxico holds powers of attorney granted by the shareholders of DynaMéxico which give the current President significant and broad authority within DynaMéxico.

**ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK**

Not applicable.

**ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA**

The Company's consolidated financial statements as of and for the year December 31, 2024 and 2023 included in this Form 10-K have been audited by Davidson & Company LLP, independent registered public accounting firm, as set forth in their report.

**Consolidated Financial Statements included in the Form 10-K:**

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
DynaResource, Inc.

### *Opinion on the Consolidated Financial Statements*

We have audited the accompanying consolidated balance sheets of DynaResource, Inc. (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive loss, changes in stockholders' equity, and cash flows for the years ended December 31, 2024 and 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows in the years ended December 31, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America.

### *Going Concern*

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, as of December 31, 2024, the Company had negative working capital of $15,278,780, an accumulated deficit of $66,705,019, and for the year ended December 31, 2024, had a net loss of $8,134,852. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

### *Basis for Opinion*

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

*Critical Audit Matter*

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of this critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

<u>Deferred Tax Asset</u>

The Company has recognized significant deferred tax assets in respect of unused tax losses. The recovery of the deferred tax assets depends on achieving sufficient taxable profits in the future. Future taxable profits to be used for utilization of tax losses accumulated by the Company mainly represent income from mining operations to be earned by the Company's main operating subsidiary. The assessment of the potential to utilize the tax losses is dependent on the forecast profitability of the subsidiary. This requires management's judgment and estimation on key inputs such as expected production, sales volumes, commodity prices, grade and tonnage estimates and operating costs. There is inherent uncertainty involved in forecasting timing and quantum of future taxable profits, which support the extent to which tax assets are recognized. Therefore, this is the key judgmental area our audit is concentrated on.

Our audit procedures included the following:

- ☐ Evaluating the appropriateness of management's key assumptions and estimates used by management to allocate profit between the Company's entities, the likelihood of generating sufficient future taxable profits to support the recognition of deferred tax assets.
- ☐ Using our in-house tax specialists, to evaluate the appropriateness of the application of relevant tax legislation by the Company, in relation to the utilisation of tax losses.

We have served as the Company's auditor since 2023.

**/s/ DAVIDSON & COMPANY LLP**

Vancouver, Canada        Chartered Professional Accountants

April 4, 2025

# DYNARESOURCE, INC.
## CONSOLIDATED BALANCE SHEETS
### DECEMBER 31, 2024 AND 2023

| | | 2024 | | 2023 |
|---|---|---|---|---|
| **ASSETS** | | | | |
| Current assets | | | | |
| Cash | $ | 4,781,352 | $ | 5,603,713 |
| Accounts receivable | | 1,208,346 | | 880,473 |
| Inventories (Note 2) | | 1,576,392 | | 2,089,194 |
| Foreign tax receivable | | 2,690,309 | | 4,434,958 |
| Other current assets (Note 5) | | 1,914,303 | | 1,137,162 |
| Total current assets | | 12,170,702 | | 14,145,500 |
| | | | | |
| Property and equipment (net of accumulated depreciation and amortization of $42,738 and $12,239) (Notes 3) | | 79,290 | | 103,034 |
| Right-of-use assets, net | | 734,229 | | 848,822 |
| Mining concessions (Note 4) | | 4,132,678 | | 4,132,678 |
| Deferred tax asset (Note 13) | | 4,025,957 | | 4,264,115 |
| Foreign tax receivable | | 16,613,129 | | 11,768,613 |
| Other assets | | 160,407 | | 175,588 |
| **TOTAL ASSETS** | $ | 37,916,392 | $ | 35,438,350 |
| | | | | |
| **LIABILITIES, TEMPORARY EQUITY AND STOCKHOLDERS' EQUITY** | | | | |
| Current liabilities | | | | |
| Accounts payable | $ | 4,889,022 | $ | 2,768,634 |
| Accrued liabilities (Note 6) | | 9,857,317 | | 7,727,621 |
| Derivative liability (Note 7) | | 892,167 | | 1,797,341 |
| Notes payable (Note 8) | | 9,850,000 | | 9,750,000 |
| Current portion of operating lease payable (Note 14) | | 122,630 | | 104,117 |
| Mining concession duties payable (Note 9) | | 1,838,346 | | 2,259,432 |
| Total current liabilities | | 27,449,482 | | 24,407,145 |
| Deferred tax liability (Note 13) | | 307,777 | | 334,236 |
| Operating lease payable, less current portion (Note 14) | | 702,531 | | 825,762 |
| Asset retirement obligation (Note 10) | | 223,520 | | 198,468 |
| **TOTAL LIABILITIES** | | 28,683,310 | | 25,765,611 |
| | | | | |
| **TEMPORARY EQUITY** | | | | |
| Series C Senior Convertible Preferred Stock, $0.0001 par value, 1,734,992 shares authorized, issued and outstanding | | 4,337,480 | | 4,337,480 |
| Series D Senior Convertible Preferred Stock, $0.0001 par value, 3,000,000 shares authorized, 760,000 shares issued and outstanding | | 1,520,000 | | 1,520,000 |
| | | | | |
| **COMMITMENTS AND CONTINGENCIES** | | — | | — |
| | | | | |
| **STOCKHOLDERS' EQUITY (Note 11)** | | | | |
| Common Stock, $0.01 par value, 40,000,000 and 40,000,000 shares authorized 29,315,726 and 23,371,708 issued and outstanding | | 293,157 | | 233,717 |
| Series E Senior Convertible Preferred Stock, $0.0001 par value, 1,552,795 and 0 shares authorized, issued and outstanding | | 2,500,000 | | — |
| Preferred rights | | 40,000 | | 40,000 |
| Additional paid-in-capital | | 69,131,186 | | 61,509,032 |
| Treasury stock, 37,180 and 37,180 shares at cost | | (95,023) | | (95,023) |
| Accumulated other comprehensive income (loss) | | (1,788,699) | | 697,700 |

| | | | |
|---|---|---:|---:|
| Accumulated deficit | | (66,705,019) | (58,570,167) |
| **TOTAL STOCKHOLDERS' EQUITY** | | 3,375,602 | 3,815,259 |
| **TOTAL LIABILITIES, TEMPORARY EQUITY AND STOCKHOLDERS' EQUITY** | $ | 37,916,392 | $ 35,438,350 |

**The accompanying notes are an integral part of these consolidated financial statements.**

# DYNARESOURCE, INC.
## CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
## FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

|  | 2024 | 2023 |
|---|---|---|
| REVENUE | $ 46,503,016 | $ 35,573,194 |
| OPERATING EXPENSES |  |  |
|   Mine production costs | 15,090,417 | 11,156,677 |
|   Mine development and stripping costs | 11,809,670 | 8,311,027 |
|   Mill production cost applicable to sales | 6,046,714 | 6,669,568 |
|   Camp, warehouse and facilities | 5,527,949 | 5,453,778 |
|   Transportation | 4,971,128 | 4,484,766 |
|   Property holding costs | 166,551 | 172,663 |
|   Facilities expansion costs | 2,548,899 | 2,554,505 |
|   Exploration drilling | 1,736,880 | 2,514,544 |
|   Stock based compensation (Note 12) | 1,219,062 | 881,250 |
|   General and administrative | 4,157,425 | 8,529,349 |
|   Accretion Expense (Note 10) | 18,260 | — |
|   Right-of-use asset amortization | 114,593 | 63,396 |
|   Depreciation and amortization (Note 3) | 30,499 | 12,239 |
| TOTAL OPERATING EXPENSES | 53,438,047 | 50,803,762 |
| NET OPERATING LOSS | (6,935,031) | (15,230,568) |
| OTHER INCOME (EXPENSE) |  |  |
|   Foreign currency loss | (506,439) | (45,177) |
|   Interest expense (Notes 8 & 9) | (1,696,258) | (567,792) |
|   Derivatives mark-to-market gain (Note 7) | 905,174 | 375,076 |
|   Other income | 50,171 | 2,218 |
| TOTAL OTHER EXPENSE | (1,247,352) | (235,675) |
|  |  |  |
| NET LOSS BEFORE TAXES | (8,182,383) | (15,466,243) |
|  |  |  |
|   Mining tax expense (Note 13) | 406,579 | — |
|   Income tax benefit (Note 13) | (454,110) | (932,739) |
| TOTAL TAX BENEFIT | (47,531) | (932,739) |
|  |  |  |
| NET LOSS | $ (8,134,852) | $ (14,533,504) |
| DEEMED DIVIDEND FOR SERIES C & D PREFERRED | (234,299) | (234,299) |
| NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS | $ (8,369,151) | $ (14,767,803) |
|  |  |  |
| LOSS PER SHARE ATTRIBUTABLE TO THE |  |  |
| EQUITY HOLDERS OF DYNARESOURCE, INC. |  |  |
| Basic loss per common share | $ (0.34) | $ (0.65) |
|   Weighted average shares outstanding – Basic | 24,680,167 | 22,705,923 |
| Diluted earnings loss per common share | $ (0.34) | $ (0.65) |
|   Weighted average shares outstanding – Diluted | 24,680,167 | 22,705,923 |
|  |  |  |
| OTHER COMPREHENSIVE INCOME (LOSS) |  |  |
|   Unrealized foreign currency translation gain (loss) | (2,486,399) | 585,622 |
| TOTAL OTHER COMPREHENSIVE INCOME (LOSS) | (2,486,399) | 585,622 |
| TOTAL COMPREHENSIVE LOSS | $ (10,621,251) | $ (13,947,882) |

**The accompanying notes are an integral part of these consolidated financial statements.**

# DYNARESOURCE, INC.
## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
## YEARS ENDED DECEMBER 31, 2024 AND 2023

| | Preferred A Shares | Preferred A Amount | Preferred E Shares | Preferred E Amount | Common Shares | Common Amount | Preferred Rights | Preferred Amount | Paid In Capital | Treasury Shares | Treasury Amount | Other Comp Income | Accumulated Deficit | Totals |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **YEAR ENDED DECEMBER 31, 2023** | | | | | | | | | | | | | | |
| Balance January 1, 2023 | 1,000 | $ 1 | — | $ — | 22,246,654 | $ 222,467 | 1 | $ 40,000 | $ 56,889,031 | 12,180 | $ (34,773) | $ 112,078 | $ (44,036,663) | $ 13,192,141 |
| Issuance of Common Stock | | | | | 1,000,000 | 10,000 | | | 4,990,000 | | | | | 5,000,000 |
| Issuance of Non-Dilution Shares | | | | | 125,054 | 1,250 | | | (1,250) | | | | | |
| Stock Compensation - Vesting | | | | | | | | | 881,250 | | | | | 881,250 |
| Purchase of Series A Preferred Stock | | | | | | | | | | 1,000 | (1,250,000) | | | (1,250,000) |
| Cancellation of Series A Preferred Stock | (1,000) | (1) | | | | | | | (1,249,999) | (1,000) | 1,250,000 | | | — |
| Acquisition of Treasury Stock | | | | | | | | | | 25,000 | (60,250) | | | (60,250) |
| Other Comprehensive Income | | | | | | | | | | | | 585,622 | | 585,622 |
| Net Loss | | | | | | | | | | | | | (14,533,504) | (14,533,504) |
| Balance, December 31, 2023 | — | $ — | — | $ — | 23,371,708 | $ 233,717 | 1 | $ 40,000 | $ 61,509,032 | 37,180 | $ (95,023) | $ 697,700 | $ (58,570,167) | $ 3,815,259 |
| **YEAR ENDED DECEMBER 31, 2024** | | | | | | | | | | | | | | |
| Balance January 1, 2024 | — | $ — | — | $ — | 23,371,708 | $ 233,717 | 1 | $ 40,000 | $ 61,509,032 | 37,180 | $ (95,023) | $ 697,700 | $ (58,570,167) | $ 3,815,259 |
| Issuance of Common Stock | | | | | 5,769,231 | $ 57,692 | | | $ 5,942,308 | | | | | 6,000,000 |
| Sales of Series E Preferred Shares | | | 1,552,795 | 2,500,000 | | | | | | | | | | 2,500,000 |
| Stock Issued for Services | | | | | 287,287 | 2,873 | | | 459,659 | | | | | 462,532 |
| Stock Compensation - Vesting | | | | | | | | | 1,219,062 | | | | | 1,219,062 |
| Cancellation of Shares | | | | | (112,500) | $ (1,125) | | | 1,125 | | | | | — |
| Other Comprehensive Income | | | | | | | | | | | | (2,486,399) | | (2,486,399) |
| Net Loss | | | | | | | | | | | | | (8,134,852) | (8,134,852) |
| Balance, December 31, 2024 | — | $ — | 1,552,795 | $ 2,500,000 | 29,315,726 | $ 293,157 | 1 | $ 40,000 | $ 69,131,186 | 37,180 | $ (95,023) | $ (1,788,699) | $ (66,705,019) | $ 3,375,602 |

**The accompanying notes are an integral part of these consolidated financial statements.**

# DYNARESOURCE, INC.
## CONSOLIDATED STATEMENTS OF CASH FLOWS
## FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

|  | 2024 | 2023 |
|---|---:|---:|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net loss | $ (8,134,852) | $ (14,533,504) |
| Adjustments to reconcile net income to cash used in operating activities | | |
| Derivatives mark-to-market gain | (905,174) | (375,076) |
| Deferred tax asset | 211,698 | (614,073) |
| Depreciation and amortization | 30,499 | 12,239 |
| Accretion | 18,260 | — |
| Right-of-use asset amortization | 114,593 | 63,396 |
| Stock based compensation | 1,219,062 | 881,250 |
| Operating cash flows before changes in operating assets and liabilities | (7,445,914) | (14,565,768) |
| Change in operating assets and liabilities | | |
| Accounts receivable | (327,873) | (155,831) |
| Inventories | 233,211 | 631,617 |
| Foreign tax receivable | (6,962,321) | (6,847,708) |
| Other assets | (1,091,821) | (1,853) |
| Accounts payable | 2,926,750 | 710,754 |
| Accrued liabilities | 4,653,964 | 2,169,128 |
| Customer advances | — | 400,000 |
| **CASH FLOWS USED IN OPERATING ACTIVITIES** | (8,014,004) | (17,659,661) |
| | | |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Purchase of property and equipment | (6,755) | (115,273) |
| **CASH FLOWS USED IN INVESTING ACTIVITIES** | (6,755) | (115,273) |
| | | |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | |
| Proceeds from borrowing (Note 8) | 12,000,000 | — |
| Proceeds from sale of common stock (Note 11) | 6,000,000 | 5,000,000 |
| Proceeds from sale of series E preferred stock (Note 11) | 2,500,000 | — |
| Purchase of series A preferred stock (Note 11) | — | (1,250,000) |
| Acquisition of treasury stock (Note 11) | — | (60,250) |
| Payments of notes payable (Note 8) | (11,900,000) | — |
| Lease Payments | (104,718) | (19,648) |
| **CASH FLOWS PROVIDED BY FINANCING ACTIVITIES** | 8,495,282 | 3,670,102 |
| Effects of foreign currency exchange | (1,296,884) | 531,407 |
| **NET DECREASE IN CASH** | (822,361) | (13,573,425) |
| **CASH AT BEGINNING OF YEAR** | 5,603,713 | 19,177,138 |
| **CASH AT END OF YEAR** | $ 4,781,352 | $ 5,603,713 |
| | $ — | |
| **SUPPLEMENTAL DISCLOSURES** | | |
| Cash paid for interest | $ 1,175,508 | $ — |
| Cash paid for income taxes | $ — | $ 200,000 |
| | | |
| **NON-CASH TRANSACTIONS** | | |
| Conversion of accrued expenses into common stock | $ 462,532 | $ — |
| Conversion of customer advance into note payable | $ — | $ 9,750,000 |

**The accompanying notes are an integral part of these consolidated financial statements.**

**DYNARESOURCE, INC.**
**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS**
**December 31, 2024 and 2023**

## NOTE 1 – NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES

### Nature of Activities, History and Organization

DynaResource, Inc. (the "Company" or "DynaResource") was organized September 28, 1937, as a California corporation under the name of West Coast Mines, Inc. In 1998, the Company re-domiciled to Delaware and changed its name to DynaResource, Inc. The Company is in the business of acquiring, investing in, and developing precious metal properties, and the production of precious metals.

As of December 31, 2023 the Company had one wholly owned subsidiary in the United States, DynaMéxico US Holding, LLC ("US Holding") and three wholly owned subsidiaries in México, DynaResource de México, S.A. de C.V. ("DynaMéxico"), Mineras de DynaResource S.A. de C.V. ("DynaMineras"), and DynaResource Operaciones de San Jose De Gracia S.A. de C.V. ("DynaOperaciones"). In April 2024, as part of the Company's organizational, operating and tax strategy in Mexico, the Company acquired Minera de Alica S.A. de C.V., ("DynaAlica") a Mexican corporation with no assets, liabilities or activity.

Although the Company considers the four Mexican subsidiaries to be wholly owned, each has issued one qualifying share to a second shareholder as required under Mexican law, with such qualifying shares held by US Holding. DynaMéxico owns a portfolio of mining concessions that currently comprises its 100% interest in the San José de Gracia Project ("SJG") in northern Sinaloa State, México.

### Principles of Consolidation

The consolidated financial statements include the accounts of DynaResource, Inc., as well as the Company's wholly owned subsidiaries DynaMéxico, DynaMineras, DynaOperaciones and DynaAlica. All significant intercompany transactions have been eliminated. All amounts are presented in U.S. Dollars unless otherwise stated.

### Significant Accounting Policies

The Company's management selects accounting principles generally accepted in the United States and adopts methods for their application. The application of accounting principles requires the estimating, matching and timing of revenues and expenses. The accounting policies used conform to generally accepted accounting principles which have been consistently applied in the preparation of these consolidated financial statements.

The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. Management acknowledges that it is solely responsible for adopting sound accounting practices, establishing and maintaining a system of internal accounting control and preventing and detecting fraud. The Company's system of internal accounting control is designed to assure, among other items, that: (1) recorded transactions are valid; (2) valid transactions are recorded; and (3) transactions are recorded in the proper period in a timely manner to produce financial statements which present fairly the financial condition, results of operations and cash flows of the Company for the respective periods presented.

### Basis of Presentation

The Company prepares its consolidated financial statements on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States.

### Going concern

These consolidated financial statements have been prepared on a going concern basis that contemplates the realization of assets and discharge of liabilities at their carrying value in the normal course of business for the foreseeable future. As of December 31, 2024, the Company had negative working capital of $15,278,780, an accumulated deficit of $66,705,019, and for the year ended December 31, 2024, had a net loss of $8,134,852. These matters raise substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company's ability to further implement its business plan, raise additional capital as needed from the sales of stock, additional debt financing or debt refinancing as may be

required. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

**Exploration Stage Issuer (No Reserves Disclosed)**

The definitions of Measured Mineral Resource, Mineral Reserve and Mineral Resource are set forth in SEC Regulation S-K, Item 1300 ("Reg. S-K, Item 1300").

*Measured mineral resource* is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a measured mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a measured mineral resource has a higher level of confidence than the level of confidence of either an indicated mineral resource or an inferred mineral resource, a measured mineral resource may be converted to a proven mineral reserve or to a probable mineral reserve.

*Mineral reserve* is an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.

*Mineral resource* is a concentration or occurrence of material of economic interest in or on the Earth's crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled.

As of December 31, 2024, the Company continues to meets the definition of an exploration stage issuer which is defined as an issuer that has no material property with established proven and probable mineral reserves as defined by Regulation S-K, Item 1300.

**Segment Information**

The Company operates as one reportable segment, focused on the exploration and evaluation of its gold-silver project in Mexico. Limited site-scale processing activities are conducted in support of ongoing exploration efforts, consistent with the Company's classification as an Exploration Stage issuer under Regulation S-K 1300.

**Cash and Cash Equivalents**

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. At times, cash balances may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limits. As of December 31, 2024, the Company had $4,206,843 of deposits in United States banks in excess of the FDIC limit. In addition, the Company does not have any cash equivalents as of December 31, 2024 and 2023. The Company reduces this risk by maintaining such deposits at high quality financial institutions that management believes are creditworthy.

**Accounts Receivable and Allowances for Doubtful Accounts**

Accounts receivable consists of trade receivables which are recorded net of allowance for doubtful accounts for the sale of metal concentrate, as well as net of an embedded derivative based on mark-to-market adjustments for outstanding provisional invoices based on forward metal prices. The allowance for accounts receivable is recorded when receivables are considered to be uncollectible. As of December 31, 2024 and 2023, no allowance has been made. As of December 31, 2024 management believes all accounts receivable are fully collectable.

**Mined Tonnage Inventory**

Mined tonnage inventory represents ore that has been mined and is available for further processing. The stockpiles of mined tonnage are measured by estimating the number of tonnes added and removed from the stockpile, an estimate of the contained metals (based on assay data) and the estimated metallurgical recovery rates. Costs are allocated to stockpiles based on the relative values of material stockpiled and processed using current mining costs incurred, including applicable overhead. Material is removed at each stockpile's average cost per tonne.   Stockpiles are carried at the lower of average cost of net realizable value.  Net realizable value represents the estimated future sales price of the product based on current and long-term metal prices, less the estimated cost to complete production and bring the product the sale.

**Concentrate Inventory**

Concentrate inventory include metal concentrates located either at the Company's facilities or in transit to its customer's port. Concentrate inventories are carried at the lower of cost of production or net realizable value based on current metals prices.

**Foreign Tax Receivable**

Foreign tax receivable is comprised of recoverable value-added taxes ("IVA") charged by the Mexican government on goods and services rendered. Under certain circumstances, these taxes are recoverable by filing a tax return. Amounts paid for IVA are tracked and held as receivables until the funds are received by the Company.

**Property and Equipment**

Substantially all property and equipment at the Company's mines, including design, engineering, mine construction, and installation of equipment are expensed as incurred, as the Company has not established proven and probable reserves on any of its properties. Only certain types of mining equipment which have alternative uses or significant salvage value, may be capitalized without proven and probable reserves.

Office furniture and equipment are depreciated on a straight-line method over estimated economic lives ranging from 3 to 5 years. Leasehold improvements, which relate to the Company's corporate office, are being amortized over the term of the lease which is 52 months.

**Mine Development Costs**

Mine development costs are expensed as incurred and include engineering and metallurgical studies, drilling and other related costs to delineate an ore body, the removal of overburden to initially expose an ore body at open pit surface mines, and the building of access ways, shafts, lateral access, drifts, ramps and other infrastructure at underground mines.

When proven and probable reserves (as defined by Reg. S-K, Item 1300) exist, development costs are capitalized. Mine development costs incurred either to develop new ore deposits, expand the capacity of operating mines, or to develop mine areas substantially in advance of current production would also be capitalized. Costs of start-up activities and costs incurred to maintain current production or to maintain assets are charged to operations as incurred. All capitalized costs would be amortized using the units of production method over the estimated life of the ore body based on recoverable ounces to be mined from proven and probable reserves.

Certain costs to design and construct mining and processing facilities may be incurred prior to establishing proven and probable reserves. As no proven and probable reserves have been established on any of the Company's properties, the design, construction and development costs are not capitalized at any of the Company's properties.

**Mining Concessions**

The Company's mining concessions include acquired interests in development and exploration stage properties and are considered tangible assets. The amount capitalized relating to the Company's mining concessions represents its fair value at the time of acquisition. If it is determined that the deferred costs related to a property are not recoverable over its productive life, those costs will be written down to fair value as a charge to operations in the period in which the determination is made. The amounts at which mining concessions and the related costs are recorded do not necessarily reflect present or future values.

The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Mineral properties are monitored for impairment based on factors such as mineral prices, government regulation and taxation, the Company's continued right to explore the area, exploration reports, assays, technical reports, drill results and its continued plans to fund exploration programs on the property.

For operating mines, recoverability is measured by comparing the undiscounted future net cash flows to the net book value. When the net book value exceeds future net undiscounted cash flows, an impairment loss is measured and recorded based on the excess of the net book value over fair value. Fair value for operating mines is determined using a combined approach, which uses a discounted cash flow model for the existing operations and a market approach for the fair value assessment of exploration land claims. Future cash flows are estimated based on quantities of recoverable mineralized material, expected gold and silver prices (considering current and historical prices, trends and related factors), production levels, operating costs, capital requirements and reclamation costs, all based on life-of-mine plans. The term "recoverable mineralized material" refers to the estimated amount of gold or other commodities that will be obtained after considering losses during processing and treatment of mineralized material. In estimating future cash flows, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of future cash flows from other asset groups. The Company's estimates of future cash flows are based on numerous assumptions, and it is possible that actual future cash flows will be significantly different than the estimates, as actual future quantities of recoverable minerals, gold, and silver, commodity prices, production levels and costs and capital are each subject to significant risks and uncertainties.

The recoverability of the book value of each property will be assessed annually for indicators of impairment such as adverse changes to any of the following:

- estimated recoverable ounces of gold, silver or other precious minerals

- estimated future commodity prices

- estimated expected future operating costs, capital expenditures and reclamation expenditures

A write-down to fair value would be recorded if the expected future cash flow is less than the net book value of the property, or when events or changes in the property indicate that carrying amounts are not recoverable. This analysis will be completed as needed. As of the date of this filing, no events have occurred that would require the write-down of any assets. As of December 31, 2024 and 2023, no indications of impairment existed.

**Asset Retirement Obligation ("ARO")**

The Company records a liability based on the best estimate of costs for site closure and reclamation activities that the Company is legally or contractually required to remediate. The provision for closure and reclamation liabilities is estimated using expected cash flows based on engineering and environmental reports and accreted to full value over time through periodic charges to income.

During 2023, a significant upgrade was made to the milling facility and therefore, an ARO has been established as of December 31, 2023 at the estimated costs to decommission the plant and tailings pond at the end of the estimated live of the mines in operation as of December 31, 2023. As the Company is an exploration stage property that does not qualify for asset capitalization, the costs associated with the obligation are charged to operations.

Changes in regulations or laws, any instances of non-compliance with laws or regulations that result in fines, or any unforeseen environmental contamination could result in a material impact to the amounts charged to operations for reclamation and remediation. Significant judgments and estimates are made when estimating the fair value of AROs. Expected cash flows relating to AROs could occur over long periods of time and the assessment of the extent of environmental remediation work is highly subjective. Considering all the factors that go into the determination of an ARO, the fair value of the AROs can materially change over time.

**Property Holding Costs**

Holding costs to maintain the property are expensed in the period they are incurred. These costs include security and maintenance expenses, lease and claim fees and payments, and environmental monitoring and reporting costs.

**Exploration Costs**

Exploration costs, including exploration, development, direct field costs and related administrative costs are expensed in the period incurred.

**Leases**

The Company adopted ASC 842, which requires recognition of a right-of-use asset and lease liability for all leases at the commencement date based on the present value of lease payments over the lease term. Additional qualitative and quantitative disclosures regarding the Company's leasing arrangements are also required. The Company adopted ASC 842 prospectively and elected the package of transition practical expedients that does not require reassessment of (1) whether any existing or expired contracts are or contain leases, (2) lease classification and (3) initial direct costs. In addition, the Company has elected other available practical expedients to not separate lease and non-lease components, which consist principally of common area maintenance charges, for all classes of underlying assets and to exclude leases with an initial term of 12 months or less.

**Transactions In and Translations Of Foreign Currency**

The functional currency for the subsidiaries of the Company is the Mexican Peso. As a result, the financial statements of the subsidiaries have been translated from Mexican Pesos into U.S. dollars using (i) year-end exchange rates for balance sheet accounts, and (ii) the weighted average exchange rate of the reporting period for all income statement accounts. Foreign currency translation gains and losses are reported as a separate component of stockholders' equity and comprehensive income (loss).

Foreign currency transactions are translated into the functional currency of the respective currency of the entity or division, using the exchange rates prevailing at the dates of the transactions (spot exchange rate). Foreign exchange gains and losses resulting from the settlement of such transactions and from the remeasurement of monetary items denominated in foreign currency at period-end exchange rates are recognized in profit or loss. Non-monetary items that are not re-translated at period end are measured at historical cost (translated using the exchange rates at the transaction date), except for non-monetary items measured at fair value, which are translated using the exchange rates as at the date when fair value was determined. Gains and losses are recorded in the statement of operations and comprehensive income (loss).

Relevant exchange rates used in the preparation of the financial statements for the subsidiaries are as follows for the years ended December 31, 2024 and 2023 (Mexican Pesos per one U.S. dollar):

|  | | December 31, 2024 | December 31, 2023 |
|---|---|---|---|
| Current exchange rate | Pesos | 20.86 | 16.97 |
| Weighted average exchange rate for the year ended | Pesos | 18.33 | 17.23 |

The Company recorded currency transaction gains (losses) of $(506,439) and $(45,177) for the years ended December 31, 2024 and 2023, respectively.

**Income Taxes**

The Company accounts for income and mining taxes under ASC 740 *"Income Taxes"* using the liability method, recognizing certain temporary differences between the financial reporting basis of liabilities and assets and the related income tax basis for such liabilities and assets. This method generates either a net deferred income and mining tax liability or asset for the Company, as measured by the statutory tax rates in effect. The Company derives the deferred income and mining tax charge or benefit by recording the change in either the net deferred income and mining tax liability or asset balance for the year. The Company records a valuation allowance against any portion of those deferred income and mining tax assets when it believes, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred income and mining tax asset will not be realized.

Income from the Company's subsidiaries in México are taxed in accordance with applicable Mexican tax law.

**Uncertain Tax Position**

The Company is subject to income taxes in the U.S. and other foreign jurisdictions, with respect to which some of the outcome is uncertain. The evaluation of the Company's uncertain tax positions involves significant judgment in the interpretation and application of GAAP and complex domestic and international tax laws. We establish reserves to remove some or all of the tax benefit of any of our tax positions at the time we determine that it becomes uncertain based upon one of the following conditions: (1) the tax position is not "more likely than not" to be sustained, (2) the tax position is "more likely than not" to be sustained, but for a lesser amount, or (3) the tax position is "more likely than not" to be sustained, but not in the financial period in which the tax position was originally taken. For purposes of evaluating whether or not a tax position is uncertain, (1) we presume the tax position will be examined by the relevant taxing authority that has full knowledge of all relevant information; (2) the technical merits of a tax position are derived from authorities such as legislation and statutes, legislative intent, regulations, rulings and case law and their applicability to the facts and circumstances of the tax position; and (3) each tax position is evaluated without consideration of the possibility of offset or aggregation with other tax positions taken. Although management believes the Company's reserves are reasonable, no assurance can be given that the final outcome of these uncertainties will not be different from that which is reflected in the Company's reserves. A number of years may elapse before a particular uncertain tax position is audited and finally resolved or when a tax assessment is raised. The number of years subject to tax assessments varies depending on the tax jurisdiction. Any tax benefit that is or has been reserved because of a failure to meet the "more likely than not" recognition threshold would be recognized in income tax expense in the first interim period when the uncertainty disappears under any one of the following conditions: (1) the tax position is "more likely than not" to be sustained, (2) the tax position, amount, and/or timing is ultimately settled through negotiation or litigation, or (3) the statute of limitations for the tax position has expired.

## Comprehensive Income (Loss)

ASC 220 *"Comprehensive Income"* establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose consolidated financial statements. The Company's comprehensive income consists of net income (loss) and other comprehensive income (loss), consisting of unrealized net gains and losses on the translation of the assets and liabilities of its foreign operations.

## Revenue Recognition

The Company follows ASC 606 "*Revenue from Contracts with Customers*". The Company generates revenue by selling gold and silver concentrate material produced from its mining operations. The Company recognizes revenue for gold and silver concentrate production, net of treatment and refining costs, when it satisfies the performance obligation of transferring control of the concentrate to the customer. This is generally when the material is delivered to the customer facility for treatment and processing, as the customer has the ability (upon such delivery) to direct the use of and obtain substantially all the remaining benefits from the material and the customer has the risk of loss.

The amount of revenue recognized is initially recorded on a provisional basis based on the contract price and the estimated metal quantities based on assay data. Adjustments to the provisional sales prices are made to take into account the mark-to-market changes based on the forward prices of metals until final settlement occurs. The changes in price between the provisional sales price and final sales price are considered an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of the concentrate at the quoted metal prices at the time of delivery. The embedded derivative, which does not qualify for hedge accounting, is adjusted to market through revenue at final settlement. Market changes in the prices of metals between the delivery and final settlement dates will result in adjustments to revenues related to previously recorded sales of concentrate. The chief risk associated with the recognition of sales on a provisional basis is the fluctuation (if any) between the estimated quantities of the precious metals based on the initial assay and the actual recovery from treatment and processing.

During the years ended December 31, 2024 and 2023, there were $Nil and $9,350,000, respectively of revenue recognized during the year from customer deposit liabilities (deferred contract revenue) from prior periods, and no customer deposits were refunded to the customer due to order cancellation.

Shipping and handling costs are considered fulfillment costs after the customer obtains control of the goods.

## Derivative Financial Instruments

Certain warrants are treated as derivative financial liabilities. The estimated fair value, based on the Black-Scholes model, is adjusted on a quarterly basis with gains or losses recognized in the statements of operations and comprehensive income (loss). The Black-Scholes model is based on significant assumptions such as volatility, dividend yield, and expected term.

## Fair Value of Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, accounts payable, note payable and installment notes payable and derivative liabilities. The carrying amount of cash, accounts receivable, accounts payable and note payable approximates fair value because of the short-term nature of these items. The carrying amount of installment notes payable debt approximates fair value due to the relationship between the interest rate on installment notes payable debt and the Company's incremental risk adjusted borrowing rate. The fair value of derivative liabilities is based on the Black-Scholes model.

## Earnings (Loss) Per Share

Earnings (loss) per share attributable to the common equity holders of the Company are calculated in accordance with ASC 260 "*Earnings per Share*". The weighted average number of common shares outstanding during each period is used to compute basic earnings (loss) per share. Diluted earnings per share are computed using the weighted average number of shares and potentially dilutive common shares outstanding. Potentially dilutive common shares are additional common shares assumed to be exercised. Potentially dilutive common shares consist of stock warrants and convertible preferred shares and are excluded from the diluted earnings per share computation in periods where the Company has incurred a net loss, as their effect would be considered anti-dilutive.

The Company's Series C Preferred Stock and related outstanding dividends are convertible into 2,942,695 and 2,853,721 shares of Common Stock at December 31, 2024 and 2023. The Company's Series D Preferred Stock and related outstanding dividends are convertible into 851,200 and 820,800 shares of common stock at December 31, 2024 and 2023. During the years ended December 31, 2024 and 2023, the Company had warrants outstanding to purchase 892,165 shares of common stock. During the years ended December 31, 2024 and 2023 the Company has options outstanding to purchase 1,150,000 and nil shares of common stock. These shares related to these potentially dilutive common shares are excluded from the weighted average diluted shares outstanding for the year ended December 31, 2024 and 2023, as including them would be anti-dilutive.

| | Years ended December 31, | |
| | 2024 | 2023 |
|---|---|---|
| Net loss attributable to common shareholders | $ (8,369,151) | $ (14,767,803) |
| Shares: | | |
| Weighted average number of common shares outstanding, Basic | 24,680,167 | 22,705,923 |
| Weighted average number of common shares outstanding, Diluted | 24,680,167 | 22,705,923 |
| Basic loss per share | $ (0.34) | $ (0.65) |
| Diluted loss per share | $ (0.34) | $ (0.65) |

**Related Party Transactions**

FASB ASC 850 *"Related Party Disclosures"* requires companies to include in their consolidated financial statements disclosures of material related party transactions. The Company discloses all material related party transactions. A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

**Significant Judgments, Estimates and Assumptions**

The preparation of financial statements in accordance with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period. These judgments, estimates and assumptions are regularly evaluated and are based on management's experience and knowledge of the relevant facts and circumstances. While management believes the estimates to be reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

The areas which require significant judgment and estimates that management has made at the financial reporting date, that could result in a material change to the carrying amounts of assets and liabilities, in the event actual results differ from the assumptions made, relate to, but are not limited to the following:

Significant judgments:

- the determination of income tax is inherently complex and requires making certain estimates and assumptions about future events;

- quantitative and qualitative factors used in the assessment of impairment of the Company's mineral property;

- the analysis of resource calculations, drill results, etc. which can impact the Company's assessment of impairment, and provisions, if any, for environmental rehabilitation and restoration; and

- The valuation of derivatives liabilities requires management to determine the most appropriate valuation model and inputs to the valuation model.

**Recently Adopted Accounting Pronouncements**

In the fourth quarter of 2024, the Company adopted ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07"). ASU 2023-07 enhances reportable segment disclosures by requiring disclosures such as significant segment expenses, information on the CODM and disclosures for entities with a single reportable segment. Additionally, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, and contain other disclosure requirements. The adoption of ASU 2023-07 did not have an impact on the consolidated results of operations, financial condition or statement of cash flows.

**Recently Issued Accounting Standards**

In December 2023, the FASB issued ASU 2023-09, *"Income Taxes (Topic 740): Improvements to Income Tax Disclosures"*, which modifies the rules on income tax disclosures to require entities to disclose (1) specific categories in the rate reconciliation, (2) the income or loss from continuing operations before income tax expense or benefit (separated between domestic and foreign) and (3) income tax expense or benefit from continuing operations (separated by federal, state and foreign). ASU 2023-09 also requires entities to disclose their income tax payments to international, federal, state and local jurisdictions, among other changes. The guidance is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. The Company is currently evaluating the potential impact of the adoption of this new guidance on our Consolidated Financial Statements and related disclosures.

*Accounting Standards Update 2024-03 – Income Statement – Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40).* ASU 2024-03 requires all public entities to disclose disaggregated information about purchases of inventory, employee compensation, depreciation, intangible asset amortization, and depletion for each income statement line item that contains those expenses. The amendments in ASU 2024-03 are effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. ASU 2024-03 allows for early adoption and requires either prospective adoption to financial statements issued for reporting periods after the effective date of ASU 2024-03 or retrospective adoption for any and all prior periods presented in the financial statements. The Company is currently assessing the impact of adopting ASU 2024-03 on the consolidated financial statements and related disclosures.

**NOTE 2 – INVENTORIES**

Inventories are carried at the lower of cost or fair value and consist of mined tonnage, gravity-flotation concentrates, and gravity tailings (or, flotation feed material). Inventory balances as of December 31, 2024 and 2023, respectively, were as follows:

| | 2024 | 2023 |
|---|---|---|
| Mined Tonnage | $ 1,406,448 | $ 2,061,149 |
| Gold-Silver Concentrates | 169,944 | 28,045 |
| Total Inventories | $ 1,576,392 | $ 2,089,194 |

## NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of December 31, 2024 and 2023:

| | 2024 | 2023 |
|---|---:|---:|
| Leasehold improvements | $ 21,274 | $ 21,274 |
| Office equipment | 49,238 | 42,483 |
| Office furniture and fixtures | 24,453 | 24,453 |
| Other | 27,063 | 27,063 |
| Sub-total | 122,028 | 115,273 |
| Less: Accumulated depreciation and amortization | (42,738) | (12,239) |
| Total Property and Equipment | $ 79,290 | $ 103,034 |

Depreciation and amortization has been provided over each asset's estimated useful life. Depreciation and amortization expense was $30,499 and $12,239 for the years ended December 31, 2024, and 2023 respectively.

## NOTE 4 – MINING CONCESSIONS

Mining properties consist of the SJG concessions. Mining Concessions were $4,132,678 and $4,132,678 at December 31, 2024 and December 31, 2023, respectively. As the Company is an exploration stage company, there was no depletion expense for the years ended December 31, 2024 and 2023.

## NOTE 5 - OTHER CURRENT ASSETS

Other current assets consist primarily of warehouse supplies, advances to suppliers and prepaid assets.

## NOTE 6 - ACCRUED LIABILITIES

As of December 31, 2024 and 2023, the Company had the following accrued liabilities:

| | December 31, 2024 | December 31, 2023 |
|---|---:|---:|
| Accrued interest | $ 2,221,219 | $ 2,352,869 |
| Accrued mining expenses | 3,515,893 | 2,104,938 |
| Accrued taxes | 1,241,111 | 993,978 |
| Other accrued liabilities | 2,879,094 | 2,275,836 |
| Total accrued liabilities | $ 9,857,317 | $ 7,727,621 |

## NOTE 7 - DERIVATIVE LIABILITIES

**Warrants Issued With the Notes Convertible into Series D Preferred Stock**

In fiscal 2020, the Company closed a financing agreement with Golden Post Rail, LLC ("Golden Post") and certain shareholders whereby the Company issued convertible promissory notes that bore interest at 10% and were convertible into shares of Series D Senior Convertible Preferred Stock and common stock purchase warrants ("2020 warrants") at an exercise price of $0.01 per share, with an expiry of ten years. These 2020 warrants contain anti-dilution provisions. See Note 11. The Company analyzed the conversion features of the promissory notes convertible into Series D Preferred Stock and determined that the 2020 warrants and remaining purchaser warrants issued with such notes qualified as a derivative liability. The fair value was required to be allocated among the notes, the notes' conversion features, and the 2020 warrants and remaining purchaser warrants, and then re-measured at each reporting date. The Company performed a valuation of the conversion feature of the 2020 warrants and remaining purchaser warrants. In performing the valuation, the Company applied the guidance in ASC 820, *"Fair Value Measurements"*, to non-financial assets and liabilities that are recognized or disclosed at fair value on a nonrecurring basis. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). To measure fair value, the Company incorporates assumptions that market participants would use in pricing the asset or liability and utilizes market data to the maximum extent possible.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

The Company considered the inputs in this valuation to be level 3 in the fair value hierarchy under ASC 820 and used the Black-Scholes model to determine the value of conversion feature of the Warrants issued with the notes convertible into Series D Preferred Stock based on the assumptions below:

| | 2024 | 2023 |
|---|---|---|
| Annual volatility rate | 128% | 123% |
| Risk free rate | 4.25% | 4.23% |
| Remaining term | 5.37 years | 6.37 years |
| Fair value of common stock | $ 1.00 | $ 2.02 |

For the years ended December 31, 2024 and 2023, an active market for the Company's common stock did not exist. Accordingly, the fair value of the Company's common stock was estimated using a valuation model with level 3 inputs.

The below table represents the change in the fair value of the derivative liability during the years ended December 31, 2024 and 2023.

| Year Ended | 2024 | 2023 |
|---|---|---|
| Fair value of derivative (warrants), beginning of year | $ 1,797,341 | $ 2,172,417 |
| Exercise of warrants | - | - |
| Change in fair value of derivative | (905,174) | (375,076) |
| Fair value of derivative (warrants), end of year | $ 892,167 | $ 1,797,341 |

## NOTE 8 – NOTES PAYABLE

### (A) ADVANCE CREDIT LINE FACILITY/CUSTOMER ADVANCES

On February 4, 2021, the Company entered into an Advance Credit Line Facility and Purchase Agreement (the "ACL"), with a commercial buyer. On August 2, 2023, the ACL was extended through December 2026 in an Amendment Agreement (the "Amendment"). Under the terms of the ACL and Amendment:

- The Company will deliver 100% of its produced concentrates to the buyer and provider of the ACL, through December 31, 2026, with evergreen annual extensions thereafter until either party terminates with at least 365 days' notice;

- An initial ACL was established by the buyer in the amount of $3.75M USD.

- On May 1, 2021, the ACL increased to an amount equal to 80% of the prior 3 months' revenue.

- Each successive month, the ACL shall be adjusted according to the Company's prior 3 months' revenue to a maximum advance line of $17.5 million as specified in the Amendment.

- The ACL shall never be less than $3.75M USD.

- The ACL will be interest free for 45 days.

- The ACL is to be repaid through deliveries of concentrates or cash within 120 days.

- Beginning in September 2023, up to $10M of the ACL advance may be converted into a one-year installment loan (the "RCL") bearing interest at 3M SOFR + 7.5% and amortized as follows: Month 1, interest only; Month 2-11, 5% principal plus interest; and Month 12, final 50% principal plus interest. Converting the advance amount into an installment loan will reduce the available on a pro rata percentage basis;

- If the ACL is converted into the RCL subsequent deliveries during the term of the loan will be paid in cash within ten days of delivery;

- The Amendment provides the buyer with a right of first refusal during the Commercial Offtake Agreement, to provide offtake financing and purchase other concentrates (zinc, silver, copper, etc) and doré from the Company's open pit and underground operations.

The ACL was included under Customer Advances on the consolidated balance sheet, prior to December 1, 2023.

**Deposits under the Advance Credit Line Facility**

Under the terms of the ACL, the Company received the following advances from the buyer (in millions):

   (1)   $9.35 advance on December 28, 2022. Settled on February 16, 2023.

   (2)   $9.60 advance on February 21, 2023. Settled on March 31, 2023.

   (3)   $9.20 advance on March 31, 2023.  Settled on May 17, 2023.

   (4)   $9.85 advance on May 18, 2023.  Settled on June 28, 2023.

   (5)   $10.0 advance on June 29, 2023.  Settled on August 14, 2023.

   (6)   $10.75 advance on August 17, 2023.  Settled on September 16, 2023.

   (7)   $9.75 advance on September 29, 2023. Converted to a one-year note payable on December 1, 2023.

(B) REVOLVING CREDIT LINE (RCL) & TEMPORARY ADVANCE CREDIT LINE (TACL)

On December 1, 2023, the Company exercised its option under the ACL to convert the outstanding ACL balance of $9,750,000 into a one-year note payable (the "RCL")  bearing interest at 3M SOFR + 7.5%. The RCL is repayable as follows: Month 1, interest only; Month 2-11, 5% principal plus interest; and Month 12, final 50% principal plus interest.

On June 20, 2024 the Company amended the terms of the RCL. Under the amended agreement the Company may receive up to an additional $4,000,000 (the ("TACL") at the same interest rate due on November 30, 2024.  The Company also received a put option (the "Put Option")  to convert up to $9,000,000 of the RCL into common stock at $1.61 a share exercisable from November 1, 2024 until the November 30, 2024 maturity date.  If the TACL and the RCL are repaid in full on or prior to the maturity date, the maximum principal amount of the RCL will be increased to $12,500,000.  If the Put Option is exercised for more than $4,000,000, however, the maximum principal amount of the RCL will be reduced on a dollar-for-dollar basis by such excess.

As part of the June 20, 2024 amendment, the Company granted a security interest in the Company's Mexican IVA tax claims to the holder of the RCL and TACL notes.

In November 2024 the Company paid off the TACL and renewed the RCL for one year.  Under terms of the renewal the TACL was discontinued and the put options was removed.  The $12,500,000 maximum principal amount, interest rate and payment terms remained the same.

 The following is a summary of the activity during the years ended December 31, 2024 and 2023:

| | December 31, 2024 | | December 31, 2023 | |
|---|---:|---|---:|---|
| Balance beginning of year | $ | 9,750,000 | $ | - |
| Advances | | 12,000,000 | | — |
| Conversion of ACL to Note Payable | | — | | 9,750,000 |
| Principal Payments | | (11,900,000) | | — |
| Balance end of year | $ | 9,850,000 | $ | 9,750,000 |

 Interest expense for the year ended December 31, 2024 was $1,249,098 (2023- $108,098).

**NOTE 9 – CONCESSION DUTIES PAYABLE**

In June 2018, the Company entered into financing agreements for the unpaid mining concession duties on the Francisco Arturo mining concession for the year ended December 31, 2017 and the period ending June 30, 2018 in the amount of $1,739,392. The Company paid an initial 20% payment of $347,826 and financed the balance over 36 months at 22%.

In February 2019, the Company entered into a financing agreement for unpaid mining concession duties on the Francisco Arturo mining concession for the year ended December 31, 2018 in the amount of $335,350. The Company paid an initial 20% payment of $67,070 and financed the balance over 36 months at an interest rate of 22%.

In June 2018, the Company applied for a reduction of the Francisco Arturo mining concession, from 69,121 hectares to 3,280 hectares. On July 31, 2018, the application for reduction was approved and the Company paid an initial amount of 985,116 MNP (Pesos), for the second semester 2018 mining concessions duties on the reduced Francisco Arturo mining concession. The Company continues to accrue an amount of $22,500 (USD) per semester on the reduced Francisco Arturo mining concession.

As of June 2019, the Company ceased making monthly payments on the above noted Francisco Arturo concession notes and has petitioned the Hacienda for a reduction in the liability equal to the reduction in the Francisco Arturo concession above. For financial reporting purposes the Company continues to carry all notes at unpaid principal amount and accrues interest on a monthly basis. At December 31, 2024, $2,221,219 of accrued interest on the notes was included in accrued liabilities on the accompanying consolidated balance sheet.

In October 2019, the Company entered into a financing agreement for unpaid mining concession duties on the San Jose de Gracia core mining concessions in the amount of $ 299,474. The Company paid an initial 20% payment of $59,895 and financed the balance over 36 months at an interest rate of 22%. Interest expense for the year ended December 31, 2024 was $449,161 (2023 - $464,308).

The following is a summary of the transaction during the years ended December 31, 2024, and December 31, 2023:

| | | |
|---|---|---:|
| Balance December 31, 2022 | $ | 1,968,251 |
| Exchange Rate Adjustment | | 291,181 |
| 2023 Principal Payments | | — |
| Balance December 31, 2023 | | 2,259,432 |
| Exchange Rate Adjustment | | (421,086) |
| 2024 Principal Payments | | — |
| Balance December 31, 2024 | $ | 1,838,346 |

**NOTE 10 - ASSET RETIREMENT OBLIGATION**

During 2023, a significant upgrade was made to the milling facility and therefore, an ARO has been established as of December 31, 2023 at the estimated undiscounted costs totaling $316,800 to decommission the plant and tailings pond at the end of the estimated live of the mines in operation as of December 31, 2023, discounted using credit-adjusted, risk-free interest rate of 9.2%. As this is an exploration stage property that does not qualify for asset capitalization, the costs associated with the obligation were charged to operations.

Asset retirement obligation consists of the following as of December 31, 2024 and 2023:

| | December 31, 2024 | | December 31, 2023 | |
|---|---:|---|---:|---|
| Asset retirement obligation at beginning of year | $ | 198,468 | $ | - |
| Additions to ARO liability | | 6,792 | | 198,468 |
| Accretion | | 18,260 | | — |
| Asset retirement obligation at end of year | $ | 223,520 | $ | 198,468 |

**NOTE 11– STOCKHOLDERS' EQUITY**

The total number of shares of all classes of capital stock which the Company has the authority to issue is 60,001,000 shares, consisting of (i) twenty million and one thousand (20,001,000) shares of Preferred Stock, par value $0.0001 per share ("Preferred Stock"), of which 1,734,992 shares are designated as Series C Preferred Stock, 3,000,000 shares are designated as Series D Preferred Stock, and 1,552,795 shares are designated as Series E Preferred Stock, and (ii) forty million (40,000,000) shares of Common Stock, par value $0.01 per share ("Common Stock"). As of December 31, 2024, 13,713,213 of Preferred Stock remain undesignated.

**Series A Preferred Stock**

The Company had designated 1,000 shares of its Preferred Stock as Series A Preferred Stock, having a par value of $0.0001 per share. Holders of the Series A Preferred Stock had the right to elect a majority of the Board of Directors of the Company. In 2007, the Company issued 1,000 shares of Series A Preferred Stock to its now former CEO. On April 19, 2023 the Company repurchased the 1,000 shares of Series A Preferred Stock from the now former CEO for $1,250,000. On July 17, 2023 the Company amended its certificate of incorporation to cancel the Series A Preferred Stock.

**Series C Senior Convertible Preferred Stock**

As of December 31, 2024 and 2023, there were 1,734,992 and 1,734,992 shares of Series C Preferred Stock outstanding, respectively. These shares of Series C Preferred Stock are convertible to shares of Common Stock at $1.93 per share, redeemable on demand and include anti-dilution protection on both the shares of Series C Preferred Stock and the 2,655,361 of shares of Common Stock acquired through the exercise of the Series C stock warrants in June 2022. The shares of Series C Preferred Stock may receive a 4% per annum dividend, payable if available, and in arrears. The dividend is calculated at 4.0% of $4,337,480 payable annually on June 30. As of December 31, 2024, dividends for the years ending December 31, 2017 through 2024 totaling $1,400,775 were in arrears. (2023 - $1,227,276).

Due to the nature of this transaction as mandatorily redeemable by the Company at the election of the Series C Preferred Stock shareholder at maturity, the shares of Series C Preferred Stock are classified as "temporary equity" on the balance sheet.

**Series D Senior Convertible Preferred Stock**

**Financing Agreement with Golden Post Rail, LLC, a Texas Limited Liability Company, and with Shareholders of DynaResource, Inc.**

On May 14, 2020, the Company closed an additional financing and related agreements with certain shareholders totaling $4,020,000 which was convertible into shares of Series D Preferred Stock. The noteholders also received the 2020 warrants, as outlined in Note 6, for the purchase of an aggregate of 1,260,633 shares of the Company's common stock at an exercise price of $0.01 a share.

On October 7, 2021, the Company paid $2,500,000 to repurchase one note. The remaining ten noteholders elected to convert their notes totaling $1,520,000 into shares of Series D Preferred Stock at $2.00 per share. On October 18, 2021, the Company issued 760,000 shares of Series D Preferred Stock for these notes. The shares of Series D Preferred Stock may receive a 4% per annum dividend, payable if available, and in arrears. The dividend is calculated at 4.0% of $1,520,000 payable annually on October 18[th]. As of December 31, 2024 dividends for the years 2022 through 2024 totaling $182,400 were in arrears. Concurrently with the note conversion the noteholders exercised 368,468 of the 2020 warrants to purchase 368,468 shares of the Company's Common Stock at $0.01 per share.

Due to the nature of the Series D Preferred Stock, as mandatorily redeemable by the Company at the election of the Series D Preferred stockholders at any time following maturity, the Series D Preferred Stock is classified as "temporary equity" on the balance sheet.

The deemed dividends on the Series C and D Preferred Stock for the years ended December 31, 2024 and 2023, were $234,299 and $234,299, respectively. As the Company has not declared these dividends, it is required as an item "below" the net income amount on the accompanying consolidated statements of income.

**Series E Convertible Preferred Stock**

As of December 31, 2024 and 2023 there were 1,552,795 and nil shares of Series E Preferred Stock outstanding. The shares of Series E Preferred Stock are convertible on a one-for-one basis into shares of Common Stock, subject to equitable adjustment. The shares of Series E Stock are eligible to receive the conversion equivalent of any Common Stock dividend declared but carry no preferred dividend and are not redeemable in cash.

**Preferred Stock (Undesignated)**

In addition to the 1,734,992 authorized shares designated as Series C Preferred Stock, the 3,000,000 authorized shares designated as Series D Preferred Stock and the 1,552,795 authorized shares designated as Series E Preferred Stock the Company is authorized to issue an additional 13,713,213 shares of Preferred Stock, having a par value of $0.0001 per share. The Board of Directors of the Company has authority to issue the Preferred Stock from time to time in one or more series, and with respect to each series of the Preferred Stock, to fix and state by resolution the terms attached to the Preferred Stock. At December 31, 2024 and December 31, 2023, there were no other shares of Preferred Stock outstanding.

*Separate Series; Increase or Decrease in Authorized Shares*. The shares of each series of Preferred Stock may vary from the shares of any other series thereof in any or all of the foregoing respects and in any other manner. The Board of Directors may increase the number of shares of Preferred Stock designated for any existing series by a resolution adding to such series authorized and unissued shares of Preferred Stock not designated for any other series. Unless otherwise provided in the Preferred Stock Designation, the Board of Directors may decrease the number of shares of Preferred Stock designated for any existing series by a resolution subtracting from such series authorized and unissued shares of Preferred Stock designated for such existing series, and the shares so subtracted shall become authorized, unissued and undesignated shares of Preferred Stock.

**Common Stock**

The Company is authorized to issue 40,000,000 common shares at a par value of $0.01 per share. These shares have full voting rights. At December 31, 2024 and December 31, 2023, there were 29,315,726 and 23,371,708 common stock shares outstanding, respectively. No dividends were paid for the years ended December 31, 2024 and 2023, respectively.

**Preferred Rights**

In 2003, the Company issued "Preferred Rights" and received $784,500 for these rights. This has been reflected as "Preferred Rights" in stockholders' equity in accompanying consolidated balance sheets. As of December 31, 2024, $744,500 had been repaid, leaving a current balance of $40,000 and $40,000 as of December 31, 2024 and 2023, respectively.

**Stock Issuances**

On August 4, 2023 the Company issued 1,000,000 shares of Common Stock for $5,000,000 cash consideration.

In connection with the sales the Company issued 125,054 shares to the Series C Preferred stockholder under the Series C Preferred Stock anti-dilution provision.

On June 27, 2024 the Company issued 1,552,795 shares of Series E Preferred Stock for $2,500,000 cash consideration.

On June 28, 2024 the Company issued 287,287 shares of Common Stock with a value of $462,532 to senior executives as compensation.

On October 18, 2024 the Company issued 5,769,231 shares of Common Stock for $6,000,000 cash consideration.

**Treasury Stock**

During the year ending December 31, 2024, there were no treasury stock transactions.

During the year ended December 31, 2023, 25,000 shares of the Company's Common Stock previously issued for services were returned to the Company as part of a settlement of fees.

At December 31, 2024 and 2023, 37,180 and 37,180 treasury shares were held by the Company.

**Warrants**

As of December 31, 2024, the Company had outstanding warrants, which were a part of the issuance of notes convertible into Series D Convertible Preferred Stock in 2020, to purchase 892,165 shares of common stock:

| | Number of Shares | Weighted Average Exercise Price per share | Weighted Average Remaining Contractual Life (Years) | Intrinsic Value |
|---|---|---|---|---|
| Balance at December 31, 2022 | 892,165 | $ 0.01 | 7.37 | |
| Exercise of warrants | — | $ — | | |
| Forfeiture of the warrants | — | $ — | | - |
| Balance at December 31, 2023 | 892,165 | $ 0.01 | 6.37 | |
| Exercise of warrants | — | $ — | | |
| Forfeiture of the warrants | — | $ — | | - |
| Balance at December 31, 2024 | 892,165 | $ 0.01 | 5.37 | |
| Exercisable at December 31, 2024 | 892,165 | $ 0.01 | 5.37 | - |

A derivative liability was incurred at the issuance of the Series D warrants in 2020. As of December 31, 2024, the derivative liability totaled $892,167. See Note 7 above.

**Options**

As of December 31, 2024 the Company had the following outstanding options, which were issued to Directors and Executive Officers as compensation to purchase 1,150,000 shares of Common Stock:

On February 16, 2024, in conjunction with joining the Board of Directors, Mr. Quinton Hennigh was awarded options to purchase up to 400,000 shares of the Common Stock at an exercise price of $5.00 per share, with such options vesting in 25% increments on each of the first four anniversaries of the date of the award.

On June 3, 2024, Mr. Rohan Hazelton, in conjunction with accepting the position of Chief Executive Officer, was awarded options to purchase up to 750,000 shares of Common Stock at an exercise price of $1.75 per share, with such options vesting and becoming exercisable one-third per year on each of the first three anniversaries of the grant date and will be exercisable for a period of five years from the grant date.

| | Number of Shares | Weighted Average Exercise Price per share | Weighted Average Remaining Contractual Life (Years) | Intrinsic Value |
|---|---|---|---|---|
| Balance at December 31, 2022 | — | $ — | — | — |
| Issuance of options | — | $ — | — | |
| Exercise of options | — | $ — | | |
| Forfeiture of the options | — | $ — | | |
| Balance at December 31, 2023 | — | $ — | — | — |
| Issuance of options | 1,150,000 | $ 2.88 | — | |
| Exercise of options | — | $ — | | |
| Forfeiture of the options | — | $ — | | |
| Balance at December 31, 2024 | 1,150,000 | $ 2.88 | 3.97 | — |

## NOTE 12 – STOCK BASED COMPENSATION

On December 28, 2022, the Company issued 1,500,000 shares of restricted Common Stock to certain key employees and consultants. The shares were 25% vested at issuance and vest an additional 25% on December 28, 2023, 2024, and 2025. The shares were valued at the closing stock price of $2.35 on the date of issuance and accounted for under ASC 718. Stock compensation expense for the years ended December 31, 2024 and 2023 was $1,219,062 and 881,250 representing the 25% vested portion of the total stock value. In addition the 2024 expenses included accelerated vesting of $327,813 due to terminations. In addition to the accelerated vesting 112,500 shares under these awards were cancelled in December 2024. As of December 31, 2024, deferred compensation totaling $297,063 remained unvested.

On June 3, 2024, Mr. Rohan Hazelton was appointed as the Company's new Chief Executive Officer. In connection with Mr. Hazelton's appointment, the Company entered into an Employment Agreement with Mr. Hazelton that included a signing bonus of 750,000 stock options as detailed below, 500,000 Restricted Stock Units vesting one-third per year on each of the first three anniversaries of the grant date, the terms of which are to be determined by the Compensation Committee and 500,000 Deferred Stock Units, the terms and metrics of which are to be determined by the Compensation Committee.

On July 22, 2024, Mr. Alonso Sotomayor was appointed as the Company's new Chief Financial Officer. In connection with Mr. Sotomayor's appointment, the Company entered into an Employment Agreement with Mr. Sotomayor that included a signing bonus of 225,000 restricted stock units vesting one-third per year on each of the first three anniversaries of the grant date.

On February 16, 2024, in conjunction with joining the Board of Directors, Mr. Quinton Hennigh was awarded options to purchase up to 400,000 shares of Common Stock of the Company at an exercise price of $5.00 per share, with such options vesting in 25% increments on each of the first four anniversaries of the date of the award and will be exercisable for a period of four years from the date of the grant.

The inputs utilized in calculating the fair are as follows:

| Year Ended | | December 31, 2024 | December 31, 2023 |
|---|---|---|---|
| Annual volatility rate | | 127.93% | — |
| Risk free rate | | 4.36% | — |
| Expected life at issuance | | 5.0 | — |
| Fair Value of stock options | $ | 1.15 | — |

On June 3, 2024, Mr. Rohan Hazelton, in conjunction with accepting the position of Chief Executive Officer, was awarded options to purchase up to 750,000 shares of Common Stock of the Company at an exercise price of $1.75 per share, with such options vesting and becoming exercisable one-third per year on each of the first three anniversaries of the grant date and will be exercisable for a period of five years from the grant date.

The inputs utilized in calculating the fair value are as follows:

| Year Ended | | December 31, 2024 | December 31, 2023 |
|---|---|---|---|
| Annual volatility rate | | 105.55% | — |
| Risk free rate | | 4.42% | — |
| Expected life at issuance | | 5.0 | — |
| Fair Value of stock options | $ | 1.38 | — |

## NOTE 13 – INCOME TAXES

FASB ASC 740-10, Income Taxes, mandates the asset and liability approach to determine the income tax provision or benefit. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Income tax receivables and liabilities and deferred tax assets and liabilities are recognized based on the amounts that more likely than not will be sustained upon ultimate settlement with taxing authorities.

Developing the provision for income taxes and analysis of uncertain tax positions requires significant judgment and knowledge of federal and state income tax laws, regulations and strategies, including the determination of deferred tax assets and liabilities and, if necessary, any valuation allowances that may be required for deferred tax assets.

The Company assess the realization of our deferred tax assets to determine whether an income tax valuation allowance is required. Based on all available evidence, both positive and negative, and the weight of that evidence to the extent such evidence can be objectively verified, we determine whether it is more likely than not that all or a portion of the deferred tax assets will be realized.

The Company considers many factors when evaluating our uncertain tax positions, and such judgments are subject to periodic review. Tax benefits associated with uncertain tax positions are recognized in the period in which one of the following conditions is satisfied: (1) the more likely than not recognition threshold is satisfied; (2) the position is ultimately settled through negotiation or litigation; or (3) the statute of limitations for the taxing authority to examine and challenge the position has expired. Tax benefits associated with an uncertain tax position are derecognized in the period in which the more likely than not recognition threshold is no longer satisfied.

| | December 31, 2024 | December 31, 2023 |
|---|---|---|
| **Deferred Tax Assets:** | | |
| Federal net operating loss carryforwards | $ 1,824,870 | $ 1,389,426 |
| Foreign net operating loss carryforwards | 5,377,469 | 6,288,045 |
| Lease liability | 173,284 | 195,275 |
| Accrued bonus | — | 105,240 |
| Other | 174,426 | 185,867 |
| Gross Deferred Tax Asset | 7,550,049 | 8,163,853 |
| Valuation allowance | (3,215,387) | (3,468,858) |
| Total Deferred Tax Asset | 4,334,662 | 4,694,995 |
| | | |
| **Deferred Tax Liabilities:** | | |
| Right of use asset | (154,188) | (178,253) |
| Other | (462,294) | (586,863) |
| Total Deferred Tax Liabilities | (616,482) | (765,116) |
| Net Deferred Tax Asset | $ 3,718,180 | $ 3,929,879 |
| | | |
| **Balance Sheet Presentation:** | | |
| Deferred Tax Asset | $ 4,025,957 | $ 4,264,115 |
| Deferred Tax Liability | 307,777 | 334,236 |
| Net Deferred Tax Asset | $ 3,718,180 | $ 3,929,879 |

The Company's pre-tax income (loss) by jurisdiction was as follows for the years ending December 31, 2024 and 2023

| | December 31, 2024 | December 31, 2023 |
|---|---|---|
| Domestic | $ (770,536) | $ (3,925,863) |
| Foreign | (7,818,426) | (11,540,380) |
| Total | $ (8,588,962) | $ (15,466,243) |

The provision for income taxes for continuing operations for the year ended December 31, 2024 and 2023 consists of the following

| | December 31, 2024 | | December 31, 2023 | |
|---|---|---|---|---|
| Current income taxes | | | | |
| Federal | $ | — | $ | (148,666) |
| State | | — | | — |
| Foreign | | 456,683 | | (170,000) |
| Total current income taxes | $ | 456,683 | $ | (318,666) |
| | | | | |
| Deferred income taxes | | | | |
| Federal | $ | (348,996) | $ | (983,296) |
| State | | — | | — |
| Foreign | | (155,218) | | 369,223 |
| Total deferred income taxes | $ | (504,214) | $ | (614,073) |
| | | | | |
| Total income tax benefit | $ | (47,531) | $ | (932,739) |

A reconciliation between the amount of reported income tax expense (benefit) and the amount computed by multiplying income from continuing operations before income taxes by the statutory federal income tax rate is shown below. Income tax expense for the year ended December 31, 2024 includes state minimum taxes, permanent differences, and deferred tax assets for which the valuation allowance has been released. A corresponding tax benefit is included for the year ended December 31, 2024 to reflect the release in the valuation allowance.

| | December 31, 2024 | | December 31, 2023 | |
|---|---|---|---|---|
| Tax Expense at statutory federal rate of 21% | $ | (1,803,682) | $ | (3,247,911) |
| Permanent differences | | (198,295) | | (118,773) |
| Foreign rate differential | | (703,658) | | (1,038,635) |
| Return to provision | | 2,307,583 | | (274,501) |
| NOL Expieration | | 199,427 | | — |
| Mining Tax | | 406,579 | | — |
| Change in valuation allowance | | (253,471) | | 3,468,858 |
| Statutory to GAAP | | (2,791) | | 278,223 |
| Other | | 777 | | — |
| Income tax benefit | $ | (47,531) | $ | (932,739) |

The net deferred tax asset and benefit for the current year is generated primarily from cumulative net operating loss carryforward, which totals approximately $26.5 million at December 31, 2024.

| | December 31, 2024 | | December 31, 2023 | |
|---|---|---|---|---|
| United States Expiring 2029 to 2037 | $ | - | $ | - |
| United States Indefinite Limited to 80% | | 8,689,855 | | 6,578,856 |
| Foreign NOLs | | 17,924,896 | | 21,742,318 |
| | | | | |
| Total Net Operating Loss Carryforward | $ | 26,614,751 | $ | 28,321,174 |

At December 31, 2024, the carryforwards available to offset US federal future taxable income consisted of net operating loss ("NOL") carryforwards of approximately $8.7 million pre-tax, all of which, have no expiration date. Future NOL utilization will be subject to the 80-percent of taxable income limitation, as all remaining NOLs have been generated after 2017 and the passage of the Tax Cuts and Jobs Act of 2017. The Company's Mexico net operating losses of $17.9 million pre-tax are subject to a ten-year carryforward period and the Company anticipates utilizing its Mexico NOL in future years before expiration.

During the year ended December 31, 2022, the valuation allowance was released. The Company believes a full valuation allowance against the net deferred tax asset is no longer warranted based on the positive evidence in recent years. Such positive evidence includes no longer being in a three-year cumulative losses, the rising prices in gold, utilization of current year tax attributes, and projected taxable income in the future.

The Company's practice is to recognize interest and penalties related to income taxes in income tax expense in continuing operations, as incurred. There were no uncertain tax benefits or interest and penalties related to uncertain tax benefits as of December 31, 2024.

The Company is subject to income taxes in the US federal jurisdiction as well as Mexico. The Company is no longer subject to US federal, state and local tax examinations by tax authorities for years prior to fiscal year 2021. The Company began utilizing its NOL in 2021. The statute of limitations began when the Company filed its 2021 US Federal Tax Return. The Company is no longer subject to Mexican tax examinations for years prior to fiscal year 2017.

The Company has not provided U.S. income taxes and foreign withholding taxes, on its cumulative earnings for certain non-U.S. subsidiaries, because such earnings are intended to be indefinitely reinvested. Determination of the amount of unrecognized deferred tax liability for temporary differences related to investments in these non-U.S. subsidiaries that are essentially permanent in duration is not practicable.

## NOTE 14 – COMMITMENTS AND CONTINGENCIES

**Legal Update**

From time to time, the Company is involved in legal matters in the ordinary course of its business. The Company intends to defend itself vigorously against any such claims. It is the Company's policy to accrue for amounts related to lawsuits brought against it if it is probable that a liability has been incurred and an amount can be reasonably estimated. Although the outcome of such matters cannot be predicted with certainty and no assurances can be given with respect to such matters, the Company believes that the outcome of those ordinary course matters in which it is currently involved will not have a materially adverse effect on its results of operations, liquidity, or financial position.

**2014 Arbitration Proceeding filed by Goldgroup Resources Inc.**

On March 14, 2014, Goldgroup Resources, Inc. ("Goldgroup") filed for arbitration in the United States with the American Arbitration Association ("AAA"), seeking monetary and nonmonetary relief under an Earn In/Option Agreement. On August 25, 2016, the AAA issued a ruling in favor of Goldgroup against the Company and DynaMéxico (the "Arbitration Award"). On May 9, 2019, the United States District Court for the District of Colorado (the "Colorado U.S. District Court") confirmed the Arbitration Award. The Company fulfilled its obligations under the Arbitration Award prior to the beginning of 2023. On March 5, 2024, the Colorado U.S. District Court issued an Order denying requests for additional relief by both the Company and Goldgroup and stating that the case is closed.

**DynaResource de Mexico SA de CV Legal Update & Disclosure**

On March 3, 2023, Goldgroup Resources Inc. ("Goldgroup") filed a formal notice with the México Federal Legal Authorities, which confirmed Goldgroup's complete withdrawal of all legal claims in Mexico and under Mexican law against DynaResource de México SA de CV.

Goldgroup's complete legal withdrawal is the result and culmination of 7 years of legal actions undertaken in Mexico by DynaMéxico. Accordingly, all matters before the courts in México with respect to DynaMéxico and Goldgroup Resources Inc. are fully resolved and are no longer subject to appeal.

Consequences of the México legal ruling and the Goldgroup legal withdrawal:

1.  The $48,280,808 USD damages award (dated October 05, 2015) in favor of DynaMéxico and against Goldgroup Resources Inc., confirmed by Mexican courts in 2019, is final, conclusive, and enforceable under Mexican law. Goldgroup Resources' challenges to that award have been fully denied and the damages award is final.

2.  Goldgroup's challenges to DynaMéxico's share ownership have also been fully denied and consequently, under Mexican law, Goldgroup owns no shares in DynaMéxico.

**Mercuria Energy Trading S.A vs Mineras de DynaResource S.A. de C.V.**

In 2020, Mercuria Energy Trading, S.A. ("Mercuria") initiated an arbitration proceeding against Mineras de Dynaresource, S.A. de C.V. ("Mineras"), arising out of the earlier-terminated supply agreement between the parties. In January 2022, The arbitration panel awarded Mercuria the sum of US$1,822,674, plus interest at 2% over the quarterly compounded USD 3- month LIBOR rate, from

February 2020 forward. In August 2022, the panel also assessed costs of the arbitration proceeding against Mineras, in the aggregate amount of £ 376,232.  DynaResource has accrued $1,000,000 for the arbitration award and related costs.

The Company notes the following: since Mineras is a company of Mexican nationality, under Mexican law Mineras has the right to legally oppose the recognition and enforcement of the award to Mercuria, the assessment of any costs, and any supplemental award.

**Concession Taxes**

The Company is required to pay taxes in México in order to maintain mining concessions owned by DynaMéxico. Additionally, the Company is required to incur a minimum amount of expenditures each year for all concessions held. The minimum expenditures are calculated based upon the land area, as well as the age of the concessions. Amounts spent in excess of the minimum may be carried forward indefinitely over the life of the concessions and are adjusted annually for inflation. Based on Management's recent business activities and current and forward plans and considering expenditures on mining concessions from 2002-2017 and continuing expenditures in current and forward activities, the Company does not anticipate that DynaMéxico will have any difficulties meeting the minimum annual expenditures for the concessions ($388 – $2,400 Mexican Pesos per hectare). DynaMéxico retains sufficient carryforward amounts to cover over 10 years of the minimum expenditure (as calculated at the 2017 minimum, adjusted for annual inflation of 4%).

**Leases**

In addition to the surface rights held by DynaMéxico pursuant to the *Mining Act* of México and its Regulations (*Ley Minera y su Reglamento*), DynaMineras maintains access and surface rights to the SJG Project pursuant to the 20-year Land Lease Agreement. The 20 Year Land Lease Agreement with the Santa Maria Ejido Community surrounding San Jose de Gracía was dated January 6, 2014 and continues through January 2033. It covers an area of 4,399 hectares surrounding the main mineral resource areas of SJG and provides for annual lease payments on January 1st each year by DynaMineras of $1,359,443 pesos adjusted for inflation based on the Mexico minimum wage increase commencing in 2014. Rent was $5,296,950 Pesos (approx. $289,000 USD) for the year ended December 31, 2024. The Land Lease Agreement provides DynaMineras with surface access to the core resource areas of SJG (4,399 hectares), and allows for all permitted mining and exploration activities from the owners of the surface rights (Santa Maria Ejido community).

The Company leases office space for its corporate headquarters in Irving, Texas. In February 2023, the Company entered into a fifty-two-month extension of the lease with additional office space. As part of the agreement the lease term commenced and the Company received four months free rent upon completion of the finish out of the new space.   The expansion was completed and the Company moved into the office space affective August 1, 2023   The Company makes tiered lease payments on the 1st of each month.

The Company determines if a contract is or contains a lease at inception. As of December 31, 2024, the Company has two operating leases - a fifty-two month lease for office space with a remaining term of thirty-five months and a twenty-year ground lease in association with its México mining operations with a remaining term of ten years. Variable lease costs consist primarily of variable common area maintenance, storage parking and utilities. The Company's leases do not have any residual value guarantees or restrictive covenants.

As the implicit rate is not readily determinable for most of the Company's lease agreements, the Company uses an estimated incremental borrowing rate to determine the initial present value of lease payments. These discount rates for leases are calculated using the Company's interest rate of promissory notes.

The Company's components of lease expense are as follows:

| | Year Ended December 31, 2024 |
|---|---:|
| Operating Lease – Office Lease | $ 112,749 |
| Operating Lease – Ground Lease | 96,896 |
| Short Term Lease Costs | 14,967 |
| Variable Lease Costs | 192,016 |
| TOTAL | $ 416,628 |

Weighted average remaining lease term and weighted average discount rate are as follows:

| | |
|---|---|
| Weighted Average Remaining Lease Term (Years) – Operating Leases | 5.96 |
| Weighted Average Discount Rate – Operating Leases | 12.50% |

Estimated future minimum lease obligations are as follow for the years ending December 31:

| YEAR | | |
|---|---|---|
| 2024 | $ | 221,426 |
| 2025 | | 226,903 |
| 2026 | | 221,722 |
| 2027 | | 109,058 |
| 2028 | | 112,329 |
| Thereafter | | 357,616 |
| Total | | 1,249,054 |
| Less Imputed Interest | | (423,893) |
| OPERATING LEASE LIABILITY | $ | 825,161 |

## NOTE 15 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The ASC guidance for fair value measurements and disclosure establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

*Level 1 Inputs* – Quoted prices for identical instruments in active markets.

*Level 2 Inputs* – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

*Level 3 Inputs* – Instruments with primarily unobservable value drivers.

As of December 31, 2024 and 2023, the Company's financial instruments were carried at fair value and were measured at fair value using Level 3 inputs, with the exception of cash, accounts receivable, foreign tax receivable, notes payable, mining concession duties payable, which are measured at amortized cost. A description of the valuation of the Level 3 inputs is discussed in Note 7.

| | | Quoted Prices in Active Markets For Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| Fair Value Measurement at December 31, 2024: | | | | |
| Liabilities: | | | | |
| Derivative Liabilities | $ 892,167 | - | - | $ 892,167 |
| Totals | $ 892,167 | $ - | $ - | $ 892,167 |
| Fair Value Measurement at December 31, 2023: | | | | |
| Liabilities: | | | | |
| Derivative Liabilities | $ 1,797,341 | - | - | $ 1,797,341 |
| Totals | $ 1,797,341 | $ - | $ - | $ 1,797,341 |

The fair values of other financial assets and liabilities were assumed to approximate their carrying values due to their short-term nature and historically negligible credit losses, and are classified within Level 1 of the fair value hierarchy.

## NOTE 16 – CONCENTRATIONS

For the years ended December 31, 2024 and 2023, one customer accounted for 100% of revenue and accounts receivable.

## NOTE 17 - SEGMENTED INFORMATION

The Company operates as one reportable segment focused on the exploration and evaluation of its gold-silver project in Mexico, The Company's Chief Executive Officer ("CEO") acts as the Chief Operating Decision Maker ("CODM") and the CODM uses consolidated net income/loss as the measure of segment profit and loss to assess performance and allocate resources. The measure of segment assets is reported on the consolidated balance sheet as total consolidated assets, with a majority of these assets located in Mexico and had the following geographic concentrations as of December 31, 2024 and 2023:

| | Mexico | United States | Total |
|---|---|---|---|
| **December 31, 2024** | | | |
| Mining concessions | $ 4,132,678 | $ — | $ 4,132,678 |
| Property and equipment, net | — | 79,290 | 79,290 |
| Current assets | 7,591,704 | 4,578,998 | 12,170,702 |
| Other assets | 19,395,437 | 2,138,285 | 21,533,722 |
| Total assets | $ 31,119,819 | $ 6,796,573 | $ 37,916,392 |
| | | | |
| **December 31, 2023** | | | |
| Mining concessions | $ 4,132,678 | $ — | $ 4,132,678 |
| Property and equipment, net | — | 103,034 | 103,034 |
| Current assets | 8,475,858 | 5,669,642 | 14,145,500 |
| Other assets | 15,271,752 | 1,785,386 | 17,057,138 |
| Total assets | $ 27,880,288 | $ 7,558,062 | $ 35,438,350 |

| Year Ended | Year Ended December 31, 2024 | Year Ended December 31, 2023 |
|---|---|---|
| Total Revenue for the year - Mexico | $ 46,503,016 | $ 35,573,194 |
| Total Revenue for the year - United States | - | - |
| Total Revenue for the year | $ 46,503,016 | $ 35,573,194 |

| Year Ended | Year Ended December 31, 2024 | Year Ended December 31, 2023 |
|---|---|---|
| Total comprehensive income (loss) for the year - Mexico | $ (10,196,733) | $ (11,249,628) |
| Total comprehensive income (loss) for the year - United States | (424,518) | (2,698,254) |
| Total comprehensive income (loss) for the year | $ (10,621,251) | $ (13,947,882) |

## NOTE 18 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2024 and 2023, the Company paid or accrued $312,500 and $370,000 in management fees to its directors.   Included in accounts payable at December 31, 2024 is $412,500 due to related parties.

**Restricted Stock Awards**

During the year ended December 31, 2022 the Compensation Committee approved stock awards to employees, directors and consultants of the Company. The stock awards approved were issued to each of the individuals/entities and vested 25% immediately and the remainder vest 25% each year on December 31 for the next three years, subject to resignation or termination provisions. The awards totaled 1,500,000 shares of which 1,175,000 were awarded to officers and/or directors.  Total stock-based compensation recognized on awards granted to related parties totaled $690,313 for the years ended December 31, 2023 and $969,375 for the year ended December 31, 2024. Due to a termination, 112,500 shares under these awards were cancelled in December 2024.

On June 3, 2024, Mr. Rohan Hazelton was appointed as the Company's new Chief Executive Officer. In connection with Mr. Hazelton's appointment, the Company entered into an Employment Agreement with Mr. Hazelton that included a signing bonus of 750,000 stock options as detailed below, 500,000 Restricted Stock Units vesting one-third per year on each of the first three anniversaries of the grant date, the terms of which are to be determined by the Compensation Committee and 500,000 Deferred Stock Units, the terms and metrics of which are to be determined by the Compensation Committee.

On July 22, 2024, Mr. Alonso Sotomayor was appointed as the Company's new Chief Financial Officer.  In connection with Mr. Sotomayor's appointment, the Company entered into an Employment Agreement with Mr. Sotomayor that included a signing bonus of 225,000 restricted stock units vesting one-third per year on each of the first three anniversaries of the grant date, the terms of which are to be determined by the Compensation Committee.

**Options Awarded**

On February 16, 2024, in conjunction with joining the Board of Directors, Mr. Quinton Hennigh was awarded options to purchase up to 400,000 shares of Common Stock at an exercise price of $5.00 per share, with such options vesting in 25% increments on each of the first four anniversaries of the date of the award.

On June 3, 2024, Mr. Rohan Hazelton, in conjunction with accepting the position of Chief Executive Officer, was  awarded options to purchase up to 750,000 shares of Common Stock at an exercise price of $1.75 per share, with such options vesting and becoming exercisable one-third per year on each of the first three anniversaries of the grant date and will be exercisable for a period of five years from the grant date.

**NOTE 19– SUBSEQUENT EVENTS**

The Company has evaluated events from December 31, 2024, through the date whereupon the consolidated financial statements were issued, and has described below the events subsequent to the end of the period:

In September 2024, the Company entered into a commodity pricing contract through its major purchaser. The Company used a forward contract to lock in the price of recoverable gold from its deliveries of gold concentrates. The contract was for 75% of recoverable gold up to 9,000 ounces, at a price of $2,495 per ounce. This means that if the price of gold decreases, the Company will still receive amounts based on the contract price. In March 2025, the Company fulfilled its delivery obligations under the commodity pricing contract.

**ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.**

None.

**ITEM 9A. CONTROLS AND PROCEDURES**

**Evaluation of Disclosure on Controls and Procedures**

We carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2024. This evaluation was accomplished under the supervision and with the participation of our chief executive officer / principal executive officer and our financial consultant who concluded that our disclosure controls and procedures are effective to ensure that all material information required to be filed in the annual report on Form 10-K has been made known to them. The evaluation did not include a 404A assessment. For purposes of this section, the term disclosure controls and procedures mean controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act (15 U.S.C. 78a et seg.) is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Disclosure, controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

**Management's Annual Report on Internal Control Over Financial Reporting**

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes, in accordance with generally accepted accounting principles in the United States. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the Company are being made only in accordance with authorizations of management of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of inherent limitations, a system of internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to change in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013 Internal Control—Integrated Framework) at December 31, 2024. Based on its evaluation, our management concluded that, as of December 31, 2024, our internal controls over financial reporting were effective.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to the attestation by the Company's registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management's report in this annual report.

**Changes in Internal Controls over Financial Reporting**

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to the attestation by the Company's registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management's report in this annual report.

**ITEM 9B. OTHER INFORMATION**

During the fiscal quarter ended December 31, 2024, none of our directors or officers informed us of the adoption, modification or termination of a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as those terms are defined in Regulation S-K, Item 408

**ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS**
Not applicable.

**PART III**

**ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE**

The information required by this item is incorporated herein by reference to our Proxy Statement with respect to our 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the end of the fiscal year covered by this Annual Report on Form 10-K.

**ITEM 11. EXECUTIVE COMPENSATION**

The information required by this item is incorporated herein by reference to our Proxy Statement with respect to our 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the end of the fiscal year covered by this Annual Report on Form 10-K.

**ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS**

The information required by this item is incorporated herein by reference to our Proxy Statement with respect to our 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the end of the fiscal year covered by this Annual Report on Form 10-K.

**ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE**

The information required by this item is incorporated herein by reference to our Proxy Statement with respect to our 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the end of the fiscal year covered by this Annual Report on Form 10-K.

**ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES**

The information required by this item is incorporated herein by reference to our Proxy Statement with respect to our 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the end of the fiscal year covered by this Annual Report on Form 10-K.

**PART IV**

**ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES**

The exhibits listed in the accompanying exhibit index are filed (except as otherwise indicated) as part of this report.

| | |
|---|---|
| 3.1.1 | Certificate of Incorporation of the Company, filed with the Secretary of State of the State of Delaware on December 8, 1997 (incorporated by reference to Form 8-K filed with the SEC on April 30, 2015, Exhibit 3.1, File No. 000-30371) |
| 3.1.2 | First Amendment to Certificate of Incorporation of the Company, filed with the Secretary of State of the State of Delaware on February 13, 1998 (incorporated by reference to Form 8-K filed with the SEC on April 30, 2015, Exhibit 3.2, File No. 000-30371) |
| 3.1.3 | Certificate of Amendment of Certificate of Incorporation of the Company, filed with the Secretary of State of the State of Delaware on October 3, 2007 (incorporated by reference to Form 8-K filed with the SEC on April 30, 2015, Exhibit 3.3, File No. 000-30371) |
| 3.1.4 | Certificate of Amendment of Certificate of Incorporation of the Company, filed with the Secretary of State of the State of Delaware on February 15, 2012 (incorporated by reference to Form 8-K filed with the SEC on April 30, 2015, Exhibit 3.4, File No. 000-30371) |
| 3.1.5 | Amended and Restated Certificate of Incorporation of the Company, filed with the Secretary of State of the State of Delaware on November 28, 2012 (incorporated by reference to Form 8-K filed with the SEC on April 30, 2015, Exhibit 3.5, File No. 000-30371) |
| 3.1.6 | Certificate of Designation of Series B Convertible Preferred Stock, filed with the Secretary of State of the State of Delaware on August 28, 2013 (incorporated by reference to Form 8-K filed with the SEC on April 30, 2015, Exhibit 3.6, File No. 000-30371) |
| 3.1.7 | Amended and Restated Bylaws of the Company (incorporated by reference to Form 8-K filed with the SEC on April 30, 2015, Exhibit 3.7, File No. 000-30371) |
| 3.1.8 | Certificate of Amendment to the Certificate of Incorporation of the Company as filed with the Delaware Secretary of State on July 15, 2020 (incorporated by reference to Form 8 K filed with the SEC on July 2, 2020, Exhibit 3.1, File No. 001 33190) |
| 3.1.9 | First Amendment to the Amended and Restated Bylaws of the Company dated June 29, 2015 (incorporated by reference to Form 8-K filed with the SEC on December 23, 2015, Exhibit 3.1, File No. 000-30371) |
| 3.1.10 | Certificate of Elimination of the Series B Convertible Preferred Stock (incorporated by reference to Form 8-K filed with the SEC on July 2, 2015, Exhibit 3.1. File No. 000-30371) |
| 3.1.11 | Certificate of Designation, filed with the Secretary of State of the State of Delaware on June 29, 2015 (incorporated by reference to Form 8-K filed with the SEC on July 2, 2015, Exhibit 3.2. File No. 000-30371) |
| 3.1.12 | Registration Rights Agreement (incorporated by reference to Form 8-K filed with the SEC on July 2, 2015, Exhibit 3.4. File No. 000-30371) |
| 3.1.13 | Certificate of Amendment to Certificate of Designations of the Powers, Preferences and relative, participating, optional and Other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions thereof of Series C Senior Convertible Preferred Stock (incorporated by reference to Form 8-K filed with the SEC on July 16, 2020, Exhibit 3.2. File No. 000-30371) |
| 3.1.14 | Certificate of Increase (incorporated by reference to Form 8-K filed with the SEC on July 2, 2015, Exhibit 3.31, File No. 000-30371) |
| 3.1.15 | Certificate of Designations (incorporated by reference to Form 8-K filed with the SEC on July 2, 2015, Exhibit 3.2, File No. 000-30371) |
| 3.1.16 | Certificate of Amendment of DynaResource, Inc. (incorporated by reference to the Definitive Proxy Statement on Schedule 14A filed with the SEC on June 12, 2023, Appendix I, File No. 000-30371) |
| 3.1.17 | Certificate of Designations (incorporated by reference to Form 8-K filed with the SEC on June 28, 2024, Exhibit 3.1, File No. 000-30371) |
| 4.1* | Description of Capital Stock |
| 4.2 | Promissory Note – Series I (incorporated by reference to Form 8-K filed with the SEC on April 30, 2015, Exhibit 4.1, File No. 000-30371) |
| 4.3 | Promissory Note – Series I Amendment (incorporated by reference to Form 8-K filed with the SEC on April 30, 2015, Exhibit 4.2, File No. 000-30371) |
| 4.4 | Promissory Note – Series II (incorporated by reference to Form 8-K filed with the SEC on April 30, 2015, Exhibit 4.3, File No. 000-30371) |
| 4.5 | Promissory Note – Series II Amendment (incorporated by reference to Form 8-K filed with the SEC on April 30, 2015, Exhibit 4.4, File No. 000-30371) |

| | |
|---|---|
| 4.6 | Promissory Note (incorporated by reference to Form 8-K filed with the SEC on May 8, 2015, Exhibit 4.1, File No. 000-30371) |
| 4.7 | Common Stock Purchase Warrant issued by the Company in connection with June 2015 financing (incorporated by reference to Form 8-K filed with the SEC on July 2, 2015, Exhibit 3.3, File No. 000-30371) |
| 4.10 | Convertible Promissory Note with Golden Post Rail, LLC (incorporated by reference to Form 8-K filed with the SEC on May 20, 2020, Exhibit 4.1, File No. 000-30371) |
| 4.11 | Convertible Promissory Note with other Purchasers (incorporated by reference to Form 8-K filed with the SEC on May 20, 2020, Exhibit 4.2, File No. 000-30371) |
| 4.12 | Common Stock Purchase Warrant with Golden Post Rail, LLC (incorporated by reference to Form 8-K filed with the SEC on May 20, 2020, Exhibit 4.3, File No. 000-30371) |
| 4.13 | Common Stock Purchase Warrant with other Purchasers (incorporated by reference to Form 8-K filed with the SEC on May 20, 2020, Exhibit 4.4, File No. 000-30371) |
| 4.14 | Amendment to the June 30, 2015 Warrant (incorporated by reference to Form 8-K filed with the SEC on May 20, 2020, Exhibit 4.5, File No. 000-30371) |
| 4.15 | Common Stock Purchase Warrant (incorporated by reference to Form 8-K filed with the SEC on May 20, 2020, Exhibit 4.6, File No. 000-30371) |
| 4.16 | Amended and Restated Registration Rights Agreement (incorporated by reference to Form 8-K filed with the SEC on May 20, 2020, Exhibit 4.7, File No. 000-30371) |
| 10.1 | April 15, 2005 Mining and Production Services Agreement between DynaResource de Mexico S.A. de C.V., a subsidiary of the Company, and Mineras de DynaResource S.A. de C.V., a subsidiary of the Company (incorporated by reference to Form 8-K filed with the SEC on April 30, 2015, Exhibit 10.1, File No. 000-30371) |
| 10.2 | September 15, 2006 Amending Agreement to the Mining Services Agreement between DynaResource de Mexico S.A. de C.V., a subsidiary of the Company, and Mineras de DynaResource S.A. de C.V., a subsidiary of the Company (incorporated by reference to Form 8-K filed with the SEC on April 30, 2015, Exhibit 10.2, File No. 000-30371) |
| 10.3 | July 15, 2011 Second Amendment to the Contract Mining Services and Mineral Production Agreement between DynaResource de Mexico S.A. de C.V., a subsidiary of the Company, and Mineras de DynaResource S.A. de C.V., a subsidiary of the Company (incorporated by reference to Form 8-K filed with the SEC on April 30, 2015, Exhibit 10.3, File No. 000-30371) |
| 10.4 | May 15, 2013 Exploitation Amendment (Third Amendment) to the Contract Mining Services and Mineral Production Agreement between DynaResource de Mexico S.A. de C.V., a subsidiary of the Company, and Mineras de DynaResource S.A. de C.V., a subsidiary of the Company (incorporated by reference to Form 8-K filed with the SEC on April 30, 2015, Exhibit 10.4, File No. 000-30371) |
| 10.5 | May 15, 2005 Provision of Personnel Services Agreement between Mineras de DynaResource S.A. de C.V., a subsidiary of the Company, and DynaResource Operaciones de San Jose de Gracia, S.A. de C.V. , a subsidiary of the Company (incorporated by reference to Form 8-K filed with the SEC on April 30, 2015, Exhibit 10.5, File No. 000-30371) |
| 10.6 | September 15, 2006 Amending Agreement to Personnel Services Agreement between Mineras de DynaResource S.A. de C.V., a subsidiary of the Company, and DynaResource Operaciones de San Jose de Gracia, S.A. de C.V. , a subsidiary of the Company (incorporated by reference to Form 8-K filed with the SEC on April 30, 2015, Exhibit 10.6, File No. 000-30371) |
| 10.7 | Securities Purchase Agreement, dated as of May 6, 2015, between the Company and Certain Purchasers (incorporated by reference to Form 8-K filed with the SEC on May 8, 2015, Exhibit 10.1, File No. 000-30371) |
| 10.8 | Voting and Support Agreement, dated as of May 6, 2015, between the Company and Certain Purchasers (incorporated by reference to Form 8-K filed with the SEC on May 8, 2015, Exhibit 10.2, File No. 000-30371) |
| 10.9 | Note Purchase Agreement (incorporated by reference to Form 8-K filed with the SEC on July 2, 2015, Exhibit 10.1, File No. 000-30371) |
| 10.10 | Gold Concentrate Purchase Agreement dated 1 February 2021 with reference OPUK.SP90731, by and between MK Metal Trading Mexico SA de CV and Mineras de DynaResource SA de CV (incorporated by reference to Form 10-K filed with the SEC on April 16, 2024, Exhibit 10.10, File No. 000-30371) |
| 10.11* | DynaResource, Inc. 2022 Stock Incentive Plan |
| 10.12 | Multi-Party Agreement, dated as of April 19, 2023 by and among DynaResource, Inc., Golden Post Rail, LLC, MKR 2022 Grantor Retained Annuity Trust, and Koy W. ("K.D.") Diepholz (incorporated by reference to Form 8-K filed with the SEC on April 26, 2023, Exhibit 10.1 File No. 000-30371). |
| 10.13 | Amendment Agreement dated as of August 2, 2023 by and between DynaResource Inc. and MK Metal Trading México de CV (incorporated by reference to Form 8-K dated August 10, 2023). |
| 10.15 | Form of Non-Qualified Stock Option Agreement (incorporated by reference to Form 8-K filed with the SEC on February 22, 2024, Exhibit 10.2 File No. 000-30371) |

| | |
|---|---|
| 10.16 | Memorandum of Understanding (the "MOU") with Ocean Partners Limited (incorporated by reference to Form 8-K filed with the SEC on June 7, 2024, Exhibit 10.1 File No. 000-30371). |
| 10.17 | Employment Agreement dated as of June 3, 2024 by and between the Company and Rohan Hazelton (incorporated by reference to Form 8-K filed with the SEC on June 7, 2024, Exhibit 10.2 File No. 000-30371). |
| 10.18 | Revised and Amended Agreement Concerning the Business Relationship Dated as of June 3, 2024 by and between K.D. Diepholz and the Company (incorporated by reference to Form 8-K filed with the SEC on June 7, 2024, Exhibit 10.3  File No. 000-30371). |
| 10.19 | Employment Agreement dated as of July 22, 2024 by and between the Company and Alonso Sotomayor (incorporated by reference to Form 8-K filed with the SEC on July 22, 2024, Exhibit 10.1, File No. 000-30371). |
| 10.20 | DynaResource, Inc. 2024 Amended and Restated Equity Incentive Plan (incorporated by reference to Form 8-K filed with the SEC on January 10, 2025, Exhibit 10.1  File No. 000-30371). |
| 10.21 | Stock Purchase Agreement dated as of October 18, 2024 by and between DynaResource, Inc. and Golden Post Rail, LLC (incorporated by reference to Form 8-K filed with the SEC on October 24, 2024, Exhibit 10.1 File No. 000-30371). |
| 10.22 | Stock Purchase Agreement dated as of October 18, 2024 by and between DynaResource, Inc. and Ocean Partners Holdings Limited (incorporated by reference to Form 8-K filed with the SEC on October 24, 2024, Exhibit 10.2 File No. 000-30371). |
| 10.23 | Stock Purchase Agreement dated as of October 18, 2024 by and between DynaResource, Inc. and Gareth Nichol (incorporated by reference to Form 8-K filed with the SEC on October 24, 2024, Exhibit 10.3 File No. 000-30371). |
| 10.24 | Stock Purchase Agreement dated as of October 18, 2024 by and between DynaResource, Inc. and Ralph Whalen (incorporated by reference to Form 8-K filed with the SEC on October 24, 2024, Exhibit 10.4 File No. 000-30371). |
| 10.25 | Stock Purchase Agreement dated as of October 18, 2024 by and between DynaResource, Inc. and Rohan Hazelton (incorporated by reference to Form 8-K filed with the SEC on October 24, 2024, Exhibit 10.5 File No. 000-30371). |
| 10.26 | Amendment Agreement #5 dated October 21, 2024 between DynaResource de Mexico S.A. de C.V. and MK Metals Trading Mexico S.A. de C.V.  (incorporated by reference to Form 8-K filed with the SEC on October 22, 2024, Exhibit 10.1 File No. 000-30371). |
| 16.1 | Letter regarding change in Registrant's Certifying Accountant (incorporated by reference to Form 8-K filed with the SEC on December 18, 2017, Exhibit 16.1, File No. 000-30371) |
| 16.2 | Letter regarding change in Registrant's Certifying Accountant (incorporated by reference to Form 8-K filed with the SEC on October 8, 2020, Exhibit 16.1, File No. 000-30371) |
| 19.1* | Code of Ethics and Business Conduct (which includes the Insider Trading Policy) |
| 21 | List of subsidiaries of the Company (incorporated by reference to Form 8-K filed with the SEC on April 30, 2015, Exhibit 21, File No. 000-30371) |
| 31.1 * | Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 31.2 * | Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 32.1 * | Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| 101 | The following materials from the Company's Annual Report on Form 10-K for the year ended December 31, 2024 are filed herewith, formatted in Inline XBRL (Extensible Business Reporting Language): (i) the Audited *Consolidated Statements of Operations and Other Comprehensive (Loss)* for the years ended December 31, 2024 and 2023, (ii) the Audited *Consolidated Balance Sheets* as of December 31, 2024 and 2023, (iii) the Audited *Consolidated Statement of Changes in Shareholders' Equity* for the years ended December 31, 2024 and 2023, (iv) the Audited *Consolidated Statements of Cash Flows* for the years ended December 31, 2024 and 2023, and (v) the Notes to the Audited Consolidated Financial Statements |
| 104 | Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101) |

* Filed herewith.

**ITEM 16. 10K SUMMARY**

Not Applicable.

In accordance with the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DynaResource, Inc.

Date: April 30, 2025

By: *s/ Rohan Hazelton*
Rohan Hazelton,
Chief Executive Officer

Date: April 30, 2025

By: *s/ Alonso Sotomayor*
Alonso Sotomator,
Chief Financial Officer
(principal financial and accounting officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized. The signature for each undersigned Registrant shall be deemed to relate only to matters having reference to such Registrant and any subsidiaries thereof.

/s/ K.D. Diepholz
K. D. Diepholz, Chairman

/s/ Rohan Hazelton
Rohan Hazelton

/s/ Dr. Quinton Hennigh
Dr. Quinton Hennigh

/s/ Dale G. Petrini
Dale G. Petrini

/s/ Brent Omland
Brent Omland

/s/ Phillip Rose
Phillip Rose

/s/ Maria Virginia Anzola
Maria Virginia Anzola

April 30, 2025
Dated

EXHIBIT 4.1

## DESCRIPTION OF CAPITAL STOCK

**General**

The following description sets forth certain material terms and provisions of our securities that are registered under Section 12 of the Securities Exchange Act of 1934 (the "Exchange Act"). This description also summarizes relevant provisions of the Delaware General Corporation Law (the "DGCL") applicable to such securities. The following description is a summary and does not purport to be complete. It is subject to, and qualified in its entirety by reference to, the applicable provisions of the DGCL and our Amended and Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation") and our Amended and Restated Bylaws, as amended (the "Bylaws"), each of which is incorporated by reference exhibits to our Annual Report on Form 10-K to which this Exhibit 4.1 is filed as an exhibit. We encourage you to read the Certificate of Incorporation and Bylaws and the applicable provisions of the DGCL for additional information.

**Authorized Capital Stock**

Our authorized capital stock consists of 40,000,00 shares of common stock, par value $0.01 per share, and 20,001,000 shares of preferred stock, par value $0.01 per share.

**Common Stock**

*Voting Rights*. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Holders of shares of our common stock do not have cumulative voting rights.

*Dividends*. Subject to the preferences and other rights of any class or series of preferred stock then outstanding, our Board of Directors may cause dividends to be paid to the holders of shares of common stock out of funds legally available for the payment of dividends by declaring an amount per share as a dividend. When and as dividends are declared, whether payable in cash, in property or in shares of our stock, the holders of common stock shall be entitled to share equally, share for share, in such dividends.

*Liquidation Rights*. Subject to the preferences and other rights of any class or series of preferred stock then outstanding, in the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of common stock shall be entitled, to share, ratably according to the number of shares of common stock held by them, in all of our remaining assets available for distribution to its shareholders.

*Fully Paid*. The issued and outstanding shares of our common stock are fully paid and non-assessable. Any additional shares of common stock that we may issue in the future will also be fully paid and non-assessable.

*Absence of Other Rights*. The holders of common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. Stockholders do not have the right of cumulative voting in the election of directors.

**Preferred Stock**

Our Certificate of Incorporation authorizes our Board to designate and issue from time to time one or more series of preferred stock without stockholder approval. Our Board may fix and determine the preferences, limitations and relative rights of each series of preferred stock. The rights of the holders of our common stock are subject to the rights and preferences of any series of preferred stock currently outstanding or that we may issue.

**Certain Provisions of Delaware Law, Our Certificate of Incorporation and Bylaws**

*Certificate of Incorporation and Bylaws*

Certain provisions in our Certificate of Incorporation and Bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders. These provisions are intended to discourage certain types of transactions that may involve an actual or threatened change of control.

*Blank Check preferred stock*. Our Certificate of Incorporation permits us to issue, without any further vote or action by the stockholders, up to 20,001,000 shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of the series, and the preferences and relative, participating, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series. The ability to issue such preferred stock could discourage potential acquisition proposals and could delay or prevent a change in control.

*Special Stockholder Meetings*. Under our Bylaws, only our President or our Board acting pursuant to a resolution opted by a majority of the members of our Board, are able to call a special meeting of stockholders.

*Requirements for Advance Notification of Stockholder Nominations and Proposals*. Under our Bylaws, stockholders of record are able to nominate persons for election to our Board or bring other business constituting a proper matter for stockholder action only by providing proper notice to our secretary. Proper notice must be timely, generally between 90 and 120 days prior to the first anniversary of the prior year's annual meeting, and must include, among other information, the name and address of the stockholder giving the notice, certain information regarding such stockholder's beneficial ownership of our securities and any derivative instruments or other agreements the value of or return on which is based on or linked to the value of or return on our securities as of the date of the notice, certain information relating to each person whom such stockholder proposes to nominate for election as a director, including any arrangements or understandings between the nominating stockholder and the nominee, in the case of a director nomination, a representation that such stockholder is a holder of record of our common stock as of the date of the notice and a brief description of any other business such stockholder proposes to bring before the meeting and the reason for conducting such business, and, if such stockholder intends to solicit proxies, a representation to that effect.

### Delaware Takeover Statute

Section 203 of the Delaware General Corporation Law, subject to certain exceptions, prohibits a Delaware corporation from engaging in any "business combination" (as defined below) with any "interested stockholder" (as defined below) for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the Delaware General Corporation Law defines "business combination" to include: (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

### Listing

Our common stock is traded on the OTCQX under the symbol "DYNR."

### Transfer Agent and Registrar.

The Transfer Agent and Registrar for our common stock is Legacy Stock Transfer, Inc.

EXHIBIT 10.11

# DYNARESOURCE, INC.

## 2022 STOCK INCENTIVE PLAN

### ARTICLE I.

### ESTABLISHMENT AND PURPOSE

**Section 1.1 Establishment.** DynaResource, Inc., a Delaware corporation ("*DynaResource*") hereby establishes the DynaResource, Inc. 2022 Stock Incentive Plan (the "*Plan*"), as set forth in this document.

**Section 1.2 Purpose.** The purposes of the Plan are to attract and retain highly qualified individuals to perform services for DynaResource and to align the interests of those individuals with those of the stockholders of DynaResource. DynaResource is committed to creating long-term stockholder value. DynaResource's compensation philosophy is based on a belief that DynaResource can best create stockholder value if employees and directors of DynaResource and certain others providing services to DynaResource and its subsidiaries act and are rewarded as business owners. DynaResource believes that an equity stake through equity compensation programs effectively aligns service provider and stockholder interests by motivating and rewarding long-term performance that will enhance stockholder value.

**Section 1.3 Effectiveness and Term.** The Plan shall become effective on September 30, 2022. Unless terminated earlier by the Board, this Plan shall terminate on September 30, 2032.

### ARTICLE II.

### DEFINITIONS

**Section 2.1 "Award"** means an award granted to a Participant in the form of Restricted Stock, including any cash award granted in conjunction with an award made in the form of Restricted Stock.

**Section 2.2 "Award Agreement"** means a written agreement between DynaResource and a Participant that sets forth the terms, conditions, restrictions and limitations applicable to an Award.

**Section 2.3 "Board"** means the Board of Directors of DynaResource.

**Section 2.4 "Code"** means the Internal Revenue Code of 1986, as amended from time to time, including regulations thereunder and successor provisions and regulations.

**Section 2.5 "Committee"** means the Compensation Committee of the Board, which committee shall consist of three or more members, with the exact number to be determined by the Board. Each of the members of the Committee will be a "Non-Employee Director," as defined in Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934, as amended. To the extent that no Committee exists that has the authority to administer the Plan, the functions of the Committee shall be exercised by the Board. If for any reason the appointed Committee does not meet the requirements of Rule 16b-3, such noncompliance with such requirements shall not affect the validity of Awards, grants, interpretations or other actions of the Committee.

**Section 2.6 "Common Stock"** means the Common Stock of DynaResource, par value $.001 per share.

**Section 2.7 "Change in Control"** means the occurrence of one or more of the following events:

      (a)      the directors/stockholders (as necessary) of DynaResource approve a merger or consolidation of DynaResource with any corporation or other entity, other than a merger or consolidation which would result in the voting securities of DynaResource outstanding immediately prior thereto continuing to represent (either by renaming outstanding securities or by being converted into voting securities of the surviving entity) more than 50% of the combined voting power of the voting securities of DynaResource or such surviving entity outstanding immediately after such merger or consolidation;

(b)     a change in ownership of DynaResource through a transaction or series of transactions, such that any person or entity is or becomes the beneficial owner, directly or indirectly, of stock or other securities of DynaResource representing 50% or more of the combined voting power of DynaResource's then outstanding stock or other securities;

(c)     the approval by the directors/stockholders (as necessary) of any agreement for the sale or disposition of all or substantially all of DynaResource's assets; or

(d)     a transfer of all or substantially all of DynaResource's assets pursuant to a partnership or joint venture agreement where DynaResource's resulting interest is or becomes 50% or less.

**Section 2.8 "Employee"** means an employee of DynaResource or any subsidiary of DynaResource.

**Section 2.9 "Participant"** means an Employee or other individual that performs services for DynaResource and/or its subsidiaries, and that has been granted an Award.

**Section 2.10 "Permitted Transferee"** shall have the meaning given such term in Section 10.2.

**Section 2.11 "Restricted Period"** means the period established by the Committee with respect to an Award of Restricted Stock during which the Award remains subject to lock-up and accordingly may not be sold.

**Section 2.12 "Restricted Stock"** means a share of Common Stock granted to a Participant pursuant to Article VII.

# ARTICLE III.

# PLAN ADMINISTRATION

**Section 3.1  Plan Administrator and Discretionary Authority.** The Plan shall be administered by the Committee. The Committee shall have total and exclusive responsibility to control, operate, manage and administer the Plan in accordance with its terms. The Committee shall have all the authority that may be necessary or helpful to enable it to discharge its responsibilities with respect to the Plan. Without limiting the generality of the preceding sentence, the Committee shall have the exclusive right to: (a) interpret the Plan and the Award Agreements executed hereunder; (b) decide all questions concerning eligibility for, and the amount of, Awards granted under the Plan; (c) construe any ambiguous provision of the Plan or any Award Agreement; (d) prescribe the form of Award Agreements; (e) correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award Agreement; (f) issue administrative guidelines as an aid to administering the Plan and make changes in such guidelines as the Committee from time to time deems proper; (g) make regulations for carrying out the Plan and make changes in such regulations as the Committee from time to time deems proper; (h) determine whether Awards should be granted singly or in combination; (i) to the extent permitted under the Plan, grant waivers of Plan terms, conditions, restrictions and limitations; (j) accelerate the exercise, vesting or payment of an Award when such action or actions would be in the best interests of DynaResource; (k) require Participants to hold a stated number or percentage of shares of Common Stock acquired pursuant to an Award for a stated period; and (l) take any and all other actions the Committee deems necessary or advisable for the proper operation or administration of the Plan. The Committee shall have authority in its sole discretion with respect to all matters related to the discharge of its responsibilities and the exercise of its authority under the Plan, including without limitation its construction of the terms of the Plan and its determination of eligibility for participation in, and the terms of Awards granted under, the Plan. The decisions of the Committee and its actions with respect to the Plan shall be final, conclusive and binding on all persons having or claiming to have any right or interest in or under the Plan, including without limitation Participants and their respective Permitted Transferees, estates, beneficiaries and legal representatives.

**Section 3.2  Liability; Indemnification.** No member of the Committee, nor any person to whom it has delegated authority, shall be personally liable for any action, interpretation or determination made in good faith with respect to the Plan or Awards granted hereunder, and each member of the Committee shall be fully indemnified and protected by DynaResource with respect to any liability he may incur with respect to any such action, interpretation or determination, to the maximum extent permitted by applicable law.

## ARTICLE IV.

## SHARES SUBJECT TO THE PLAN

**Section 4.1  Available Shares.**

(a) Subject to adjustment as provided in Sections 4.2 and 4.3, the maximum number of shares of Common Stock that shall be available for grant of Awards under the Plan shall be Two Million (2,000,000) shares of Common Stock. If an Award granted under this Plan expires or is forfeited for any reason, the shares of Common Stock which were subject to the Award shall, unless the Plan shall have been terminated, become available for future Awards under the Plan.

(b) Shares of Common Stock issued pursuant to the Plan may be original issue or treasury shares or a combination of the foregoing, as the Committee, in its sole discretion, shall from time to time determine. During the term of this Plan, DynaResource will at all times reserve and keep available such number of shares of Common Stock as shall be sufficient to satisfy the requirements of the Plan.

**Section 4.2  Adjustments for Recapitalizations and Reorganizations.**

(a) The shares with respect to which Awards may be granted under the Plan are shares of Common Stock as presently constituted, but if, and whenever DynaResource shall effect a split, subdivision or consolidation of shares of Common Stock or the payment of a stock dividend on Common Stock in the form of Common Stock without receipt of consideration by DynaResource, the number of shares of Common Stock with respect to such Award (i) shall be proportionately increased, in the event of an increase in the number of outstanding shares, and (ii) shall be proportionately reduced, in the event of a reduction in the number of outstanding shares.

(b) If DynaResource recapitalizes or otherwise changes its capital structure, the Participant shall be entitled to receive, in lieu of the number of shares of Common Stock then covered by such Award, the number and class of shares of stock or other securities to which the Participant would have been entitled pursuant to the terms of the recapitalization if, immediately prior to the recapitalization, the Participant had been the holder of record of the number of shares of Common Stock then covered by such Award.

(c) In the event of changes in the outstanding Common Stock by reason of a reorganization, merger, consolidation, combination, separation (including a spin-off or other distribution of stock or property), exchange, or other relevant change in capitalization occurring after the date of grant of any Award and not otherwise provided for by this Section 4.2, any outstanding Awards and any Award Agreements evidencing such Awards shall be subject to adjustment by the Committee in its sole discretion as to the number, price and kind of shares or other consideration subject to, and other terms of, such Awards to reflect such changes in the outstanding Common Stock, or (ii) in the case of a Change in Control, replacement with a comparable Award.

(d) In the event of any changes in the outstanding Common Stock provided for in this Section 4.2, the aggregate number of shares available for grant of Awards under the Plan may be equitably adjusted by the Committee, whose determination shall be conclusive.

**Section 4.3  Adjustments for Awards.** The Committee shall have sole discretion to determine the manner in which shares of Common Stock available for grant of Awards under the Plan are counted. Without limiting the discretion of the Committee under this Section, unless otherwise determined by the Committee, the following rules shall apply for the purpose of determining the number of shares of Common Stock available for grant of Awards under the Plan:

(a) <u>Restricted Stock</u>. The grant of Restricted Stock shall reduce the number of shares of Common Stock available for grant of Awards under the Plan by the number of shares of Common Stock subject to such an Award.

(b) <u>Cancellation, Forfeiture and Termination</u>. If any Award referred to in subsection (a) of this Section is canceled or forfeited, or terminates, expires or lapses, for any reason, the shares then subject to such Award shall again be available for grant of Awards under the Plan.

# ARTICLE V.

# ELIGIBILITY

The Committee shall select Participants from those Employees and other individuals or entities providing services for DynaResource and/or its subsidiaries that, in the opinion of the Committee, are in a position to make a significant contribution to the success of DynaResource. Once a Participant has been selected for an Award by the Committee, the Committee shall determine the type and size of Award to be granted to the Participant and shall establish in the related Award Agreement the terms, conditions, restrictions and limitations applicable to the Award, in addition to those set forth in the Plan and the administrative guidelines and regulations, if any, established by the Committee.

# ARTICLE VI.

# FORM OF AWARDS

Awards may be granted under the Plan only in the form of Restricted Stock pursuant to Article VII, plus an amount of cash (if any), in the Committee's discretion, sufficient to assist the Participant with the payment of federal, state, and local income taxes associated with an Award of Restricted Stock and any associated cash Award.  For the avoidance of doubt, nothing in this Plan shall obligate the Company to award an additional amount of cash, and such additional amount, if any, shall be set forth in writing in the associated Award Agreement.  In determining whether to award an additional cash amount to a Participant, the Committee shall consider the fair market value of the Restricted Stock as of the Date of Grant, and not at the date of any subsequent vesting.  Additionally, the Committee may determine, on a case-by-case basis, an appropriate tax rate to be used to gross up the total value of the Award to an after-tax amount equal to the fair market value, on the Date of Grant, of the Restricted Stock that is the subject of such Award, or such lesser amount as the Committee determines to be appropriate.  All Awards shall be subject to the terms, conditions, restrictions and limitations of the Plan. The Committee may, in its sole discretion, subject any Award to such other terms, conditions, restrictions and/or limitations (including without limitation the time and conditions of vesting of an Award and restrictions on transferability of any shares of Common Stock issued pursuant to an Award), provided they are not inconsistent with the terms of the Plan.

# ARTICLE VII.

# RESTRICTED STOCK

**Section 7.1  <u>General</u>.** Awards may be granted in the form of Restricted Stock in such numbers and at such times as the Committee shall determine. The Committee shall impose such terms, conditions and restrictions on Restricted Stock as it may deem advisable, including without restrictions under applicable Federal or state securities laws. A Participant shall not be required to make any payment for Restricted Stock.

**Section 7.2  <u>Restricted Period</u>.** At the time an Award of Restricted Stock is granted, the Committee shall establish a Restricted Period applicable to such Restricted Stock. Each Award of Restricted Stock may have a different Restricted Period in the sole discretion of the Committee.

**Section 7.3  <u>Other Terms and Conditions</u>.** Restricted Stock shall constitute issued and outstanding shares of Common Stock for all corporate purposes. Restricted Stock awarded to a Participant under the Plan shall be registered in the name of the Participant, and shall be represented by a stock certificate. Subject to the terms and conditions of the Award Agreement, a Participant to whom Restricted Stock has been awarded shall have the right to receive dividends thereon during the Restricted Period and to enjoy all other stockholder rights with respect thereto, except that the Participant may not sell, transfer, pledge, exchange, hypothecate or otherwise dispose of the Restricted Stock during the Restricted Period. All certificates for shares of Common Stock delivered under the Plan shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under any applicable federal or state securities law, and any applicable corporate law, and the Committee may cause a legend or legends to be placed on any such certificates to make appropriate reference to such restrictions. The Committee may require the recipient of the Award or such shares of Common Stock, as a condition to the receipt thereof, to deliver to DynaResource a written representation of present intention to acquire the Award or such shares of Common Stock for his or its own account for investment and not for distribution.

**Section 7.4  Termination of Employment or Service.** Each Award Agreement embodying the Award of Restricted Stock shall set forth the extent to which the Participant shall have the right to retain the Restricted Stock following termination of the Participant's employment or service with the Company. Such provisions shall be determined by the Committee in its absolute discretion, need not be uniform among all shares of Restricted Stock granted under the Plan, and may reflect distinctions based on the reasons for termination of employment or service.

**Section 7.5 Miscellaneous.** Nothing in this Article shall prohibit the exchange of shares of Restricted Stock pursuant to a plan of merger or reorganization for stock or other securities of DynaResource or another corporation that is a party to the reorganization, provided that the stock or securities so received in exchange for shares of Restricted Stock shall become subject to the restrictions applicable to such Restricted Stock. Any shares of Common Stock received as a result of a stock split or stock dividend with respect to shares of Restricted Stock shall also become subject to the restrictions applicable to such Restricted Stock.

## ARTICLE VIII.

## CHANGE IN CONTROL

Upon a Change in Control of DynaResource, any time periods, conditions or contingencies relating to the exercise or realization of, or lapse of restrictions under, any Award shall be automatically accelerated or waived. Accordingly, as to unvested shares, such shares shall vest in full.

## ARTICLE IX.

## AMENDMENT AND TERMINATION

**Section 9.1  Plan Amendment and Termination.** The Board may at any time suspend, terminate, amend or modify the Plan, in whole or in part. Upon termination of the Plan, the terms and provisions of the Plan shall, notwithstanding such termination, continue to apply to Awards granted prior to such termination. Except as otherwise provided herein, no suspension, termination, amendment or modification of the Plan shall adversely affect in any material way any Award previously granted under the Plan, without the consent of the Participant (or the Permitted Transferee) holding such Award.

**Section 9.2  Award Amendment and Cancellation.** The Committee may amend the terms of any outstanding Award granted pursuant to the Plan, but except as otherwise provided herein, no such amendment shall adversely affect in any material way the Participant's (or a Permitted Transferee's) rights under an outstanding Award without the consent of the Participant (or the Permitted Transferee) holding such Award.

## ARTICLE X.

## MISCELLANEOUS

**Section 10.1  Award Agreements.** After the Committee grants an Award under the Plan to a Participant, DynaResource and the Participant shall enter into an Award Agreement setting forth the terms, conditions, restrictions and limitations applicable to the Award and such other matters as the Committee may determine to be appropriate.  All Award Agreements shall be subject to the provisions of the Plan, and in the event of any conflict between an Award Agreement and the Plan, the terms of the Plan shall govern. All Awards under the Plan are intended to be structured in a manner that will either comply with or be exempt from Section 409A of the Code.

**Section 10.2  Transferability.**

(a) In the event of a Participant's legal incapacity, an Award may be exercised by his guardian or legal representative.  When a Participant dies, the personal representative, beneficiary, or other person entitled to succeed to the rights of the Participant may acquire the rights under an Award. Any such successor must furnish proof satisfactory to DynaResource of the successor's entitlement to receive the rights under an Award under the Participant's will or under the applicable laws of descent and distribution.

(b) No Award shall be subject to execution, attachment or similar process.

(c) An Award may be transferred by a Participant to a Permitted Transferee. For purposes of the Plan, "Permitted Transferee" means (i) a member of a Participant's immediate family, (ii) any person sharing the Participant's household (other than a tenant or employee of the Participant), (iii) trusts in which a person listed in (i) or (ii) above has more than 50% of the beneficial interest, (iv) a foundation in which the Participant or a person listed in (i) or (ii) above controls the management of assets, (v) any other entity in which the Participant or a person listed in (i) or (ii) above owns more than 50% of the voting interests, provided that in the case of the preceding clauses (i) through (v), no consideration is provided for the transfer, and (vi) any transferee permitted under applicable securities and tax laws as determined by counsel to DynaResource. In determining whether a person is a "Permitted Transferee," immediate family members shall include a Participant's child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships.

(d) Incident to a Participant's divorce, the Participant may request that DynaResource agree to observe the terms of a domestic relations order which may or may not be part of a qualified domestic relations order (as defined in Code Section 414(p)) with respect to all or a part of one or more Awards made to the Participant under the Plan. DynaResource's decision regarding such a request shall be made by the Committee, in its sole and absolute discretion, based upon the best interests of DynaResource. The Committee's decision need not be uniform among Participants. As a condition of participation, a Participant agrees to hold DynaResource harmless from any claim that may arise out of DynaResource's observance of the terms of any such domestic relations order.

**Section 10.3  Notices.** All notices required or permitted to be given or made under the Plan or pursuant to any Award Agreement (unless provided otherwise in such Award Agreement) shall be in writing and shall be deemed to have been duly given or made if (a) delivered personally, (b) transmitted by first class registered or certified United States mail, postage prepaid, return receipt requested, or (c) sent by prepaid overnight courier service. Such notices shall be effective (i) if delivered personally or sent by courier service, upon actual receipt by the intended recipient or (ii) if mailed, upon the earlier of five days after deposit in the mail or the date of delivery as shown by the return receipt therefor. DynaResource or a Participant may change, at any time and from time to time, by written notice to the other, the address that it or such Participant had theretofore specified for receiving notices. Until such address is changed in accordance herewith, notices hereunder or under an Award Agreement shall be delivered or sent (A) to a Participant at his address as set forth in the records of DynaResource or (B) to DynaResource at the principal executive offices of DynaResource clearly marked "Attention: General Counsel."

**Section 10.4** **Compliance with Law.** Any provision of this Plan to the contrary notwithstanding, the Committee may revoke any Award if it is contrary to law or governmental regulation, or modify an Award to bring it into compliance with any government regulation.

**Section 10.5** **Binding Effect.** The obligations of DynaResource under the Plan shall be binding upon any successor corporation or organization resulting from the merger, consolidation or other reorganization of DynaResource, or upon any successor corporation or organization succeeding to all or substantially all of the assets and business of DynaResource. The terms and conditions of the Plan shall be binding upon each Participant and his Permitted Transferees, heirs, legatees, distributees and legal representatives.

**Section 10.6** **Governing Law.** The Plan shall be governed by and construed in accordance with the internal laws (and not the principles relating to conflicts of laws) of the State of Texas.

**Section 10.7** **Tax Consequences.**

(a) Under Code Section 83, the excess of the fair market value of the Restricted Stock on the date any forfeiture restrictions applicable to such stock lapse over the purchase price, if any, paid for such stock will be reportable as ordinary income on the lapse date. A Participant may elect under Code Section 83(b) to be taxed at the time the Restricted Stock is acquired, rather than when and as such Restricted Stock ceases to be subject to such forfeiture restrictions. Such election must be filed with the Internal Revenue Service within thirty (30) days after the date the Restricted Stock is granted under an Award Agreement.

(b) A PARTICIPANT SHALL BE SOLELY RESPONSIBLE FOR DETERMINING THE TAX CONSEQUENCES OF THE ISSUANCE AND OWNERSHIP OF THE RESTRICTED STOCK AWARDED UNDER THE PLAN, INCLUDING WITHOUT LIMITATION, THE ADVISABILITY, AVAILABILITY, METHOD AND TIMING FOR FILING AN ELECTION TO INCLUDE INCOME ARISING FROM THE ISSUANCE OF RESTRICTED STOCK INTO A PARTICIPANT'S GROSS INCOME CODE SECTION 83(b), THE TAX CONSEQUENCES OF SUCH ELECTION, AND THE PROVISION OF WRITTEN NOTICE TO DYNARESOURCE OF SUCH ELECTION IN ACCORDANCE WITH THE REGULATIONS PROMULGATED UNDER CODE SECTION 83(b).

(c) If Participant chooses to file an election under Code section 83(b), Participant shall simultaneously provide the Company with a copy of such election.

**Section 10.11** **Continued Employment or Service.** Nothing contained in the Plan or in any Award Agreement shall confer upon any Participant the right to continue in the employ or service of DynaResource, or interfere in any way with the rights of DynaResource to terminate a Participant's employment or service at any time, with or without cause.

**Section 10.12** **Miscellaneous.** Headings are given to the articles and sections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction of the Plan or any provisions hereof.

\*\*\*

**EXHIBIT 19.1**

**DYNARESOURCE, INC.**

**CODE OF ETHICS AND BUSINESS CONDUCT**

1. <u>Introduction.</u>

    1.1    The Board of Directors of DynaResource, Inc. (together with its subsidiaries, the "**Company**") has adopted this Code of Ethics and Business Conduct (the "**Code**") in order to:

    (a)    promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest;

    (b)    promote full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission (the "**SEC**") and in other public communications made by the Company;

    (c)    promote compliance with applicable governmental laws, rules and regulations;

    (d)    promote the protection of Company assets, including corporate opportunities and confidential information;

    (e)    promote fair dealing practices;

    (f)    deter wrongdoing; and

    (g)    ensure accountability for adherence to the Code

    1.2    All directors, officers and employees are required to be familiar with the Code, comply with its provisions and report any suspected violations as described below in Section 14, Reporting and Enforcement.

2. <u>Honest and Ethical Conduct.</u>

    2.1    The Company's policy is to promote high standards of integrity by conducting its affairs honestly and ethically.

    2.2    Each director, officer and employee must act with integrity and observe the highest ethical standards of business conduct in their dealings with the Company's customers, suppliers, partners, service providers, competitors, employees and anyone else with whom they have contact in the course of performing their job.

3. <u>Conflicts of Interest.</u>

    3.1    A conflict of interest occurs when an individual's private interest (or the interest of a member of their family) interferes, or even appears to interfere, with the interests of the Company as a whole. A conflict of interest can arise when an employee, officer or director (or a member of their family) takes actions or has interests that may make it difficult to perform their work for the Company objectively and effectively. Conflicts of interest also arise when an employee, officer or director (or a member of their family) receives improper personal benefits as a result of their position in the Company.

    3.2    Loans by the Company to, or guarantees by the Company of obligations of, employees or their family members are of special concern and could constitute improper personal benefits to the recipients of such loans or guarantees, depending on the facts and circumstances. Loans by the Company to, or guarantees by the Company of obligations of, any director or officer or their family members are expressly prohibited.

3.3     Whether or not a conflict of interest exists or will exist can be unclear. Conflicts of interest should be avoided unless specifically authorized as described in Section 3.4.

3.4     Persons other than directors and executive officers who have questions about a potential conflict of interest or who become aware of an actual or potential conflict should discuss the matter with, and seek a determination and prior authorization or approval from, their supervisor or the Chief Executive Officer. A supervisor may not authorize or approve conflict of interest matters or make determinations as to whether a problematic conflict of interest exists without first providing the Chief Executive Officer with a written description of the activity and seeking the Chief Executive Officer's written approval. If the supervisor is themself involved in the potential or actual conflict, the matter should instead be discussed directly with the Chief Executive Officer.

Directors and executive officers must seek determinations and prior authorizations or approvals of potential conflicts of interest exclusively from the Audit Committee.

4.     Compliance.

4.1.     Employees, officers and directors should comply, both in letter and spirit, with all applicable laws, rules and regulations in the cities, states and countries in which the Company operates.

4.2     Although not all employees, officers and directors are expected to know the details of all applicable laws, rules and regulations, it is important to know enough to determine when to seek advice from appropriate personnel. Questions about compliance should be addressed to the Legal Department.

4.3     No director, officer or employee may purchase or sell any Company securities while in possession of material nonpublic information regarding the Company, nor may any director, officer or employee purchase or sell another company's securities while in possession of material nonpublic information regarding that company. It is against Company policies and illegal for any director, officer or employee to use material nonpublic information regarding the Company or any other company to:

(a)     obtain a personal profit; or

(b)     directly or indirectly "tip" others who might make an investment decision on the basis of that information.

5.     Disclosure.

5.1     The Company's periodic reports and other documents filed with the SEC, including all financial statements and other financial information, must comply with applicable federal securities laws and SEC rules.

5.2     Each director, officer, and employee who contributes in any way to the preparation or verification of the Company's financial statements and other financial information must ensure that the Company's books, records and accounts are accurately maintained. Each director, officer, and employee must cooperate fully with the Company's accounting and internal audit departments, as well as the Company's independent public accountants and counsel.

5.3     Each director, officer, and employee who is involved in the Company's disclosure process must:

(a)     be familiar with and comply with the Company's disclosure controls and procedures and its internal control over financial reporting; and

(b)     take all necessary steps to ensure that all filings with the SEC and all other public communications about the financial and business condition of the Company provide full, fair, accurate, timely and understandable disclosure.

6.     Protection and Proper Use of Company Assets.

6.1      All directors, officers and employees should protect the Company's assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company's profitability and are prohibited.

6.2      All Company assets should be used only for legitimate business purposes. Any suspected incident of fraud or theft should be reported for investigation immediately.

6.3      The obligation to protect Company assets includes the Company's proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks, and copyrights, as well as business and marketing plans, engineering and manufacturing ideas, designs, databases, records and any nonpublic financial data or reports. Unauthorized use or distribution of this information is prohibited and could also be illegal and result in civil or criminal penalties.

7.    Corporate Opportunities. All directors, officers, and employees owe a duty to the Company to advance its interests when the opportunity arises. Directors, officers, and employees are prohibited from taking for themselves personally (or for the benefit of friends or family members) opportunities that are discovered through the use of Company assets, property, information or position. Directors, officers, and employees may not use Company assets, property, information or position for personal gain (including gain of friends or family members). In addition, no director, officer, or employee may compete with the Company.

8.    Confidentiality. Directors, officers, and employees should maintain the confidentiality of information entrusted to them by the Company or by its customers, suppliers or partners, except when disclosure is expressly authorized or is required or permitted by law. Confidential information includes all nonpublic information (regardless of its source) that might be of use to the Company's competitors or harmful to the Company or its customers, suppliers, or partners if disclosed.

9.    Fair Dealing. Each director, officer, and employee must deal fairly with the Company's customers, suppliers, partners, service providers, competitors, employees, and anyone else with whom they have contact in the course of performing their job. No director, officer, or employee may take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of facts or any other unfair dealing practice.

10.    Mineral Reserves and Mineral Resources. The estimation of mineral reserves and mineral resources is to be made in a manner consistent with applicable laws and the Company's policies and procedures. Mineral reserve and mineral resource estimates are considered confidential until made public in accordance with the Company's disclosure controls and procedures. Compliance with all legal requirements for the delineation of, and disclosure with respect to, mineral reserves and mineral resources is critical. Mineral reserves and mineral resources are one of the primary bases for the valuation of the Company's securities. Accurate and timely disclosure of mineral reserve and mineral resource data is critical to the integrity of the Company within the investment community.

11.    Gifts and Benefits.

11.1      Officers, directors, and employees must not offer or give on behalf of the Company extravagant gifts or excessive entertainment or benefits to others. Modest gifts and reasonable entertainment may be given for business purposes by appropriate officers, directors and employees, where legally permitted and in accordance with local business practices, to persons or entities doing business or seeking to do business with the Company. No gift or entertainment should be of such value as to constitute a real personal enrichment of the recipient or to be perceived as such. Cash or cash value vouchers are not to be given. Gifts or entertainment given on behalf of the Company should be of a nature and amount that avoid embarrassment and would not reflect unfavorably on the Company or the recipient, if subjected to public scrutiny.

11.2      Officers, directors, and employees must not use their position to obtain personal gain or benefit from those doing or seeking to do business with the Company. Officers, directors, and employees must not seek any gifts, payments, services, loans or other benefits. Officers, directors and employees are required to select and deal with suppliers, customers, and others doing or seeking to do business with the Company in a completely impartial manner and reasonably be perceived by others to be acting in an impartial manner, without favor or preference based upon any considerations other than the best interests of the Company.

Modest gifts and reasonable entertainment may be received from business associates of the Company. No gift, favor or entertainment shall be of such a nature as might affect, or reasonably be perceived to affect, an officer's, director's or employee's judgment or conduct in matters involving the Company. Cash or cash value vouchers are not to be accepted. Gifts or benefits of a more substantial nature from customers or suppliers are not encouraged. However, occasionally there may be special circumstances that may apply and, in such cases, permission must be obtained from the Chief Executive Officer.

       11.3     See Section 13 with respect to the Company's policy prohibiting the giving of gifts to foreign government officials.

12.    <u>Insider Trading Policy</u>. This Insider Trading Policy describes the standards of the Company on trading, and causing the trading of, the Company's securities or securities of certain other publicly traded companies while in possession of confidential information. This Policy prohibits trading in certain circumstances and applies to all directors, officers and employees of the Company and their respective immediate family members.

One of the principal purposes of the federal securities laws is to prohibit so-called "insider trading." Simply stated, insider trading occurs when a person uses material nonpublic information obtained through involvement with the Company to make decisions to purchase, sell, give away or otherwise trade the Company's securities or the securities of certain other companies or to provide that information to others outside the Company. The prohibitions against insider trading apply to trades, tips and recommendations by virtually any person, including all persons associated with the Company, if the information involved is "material" and "nonpublic." These terms are defined below. The prohibitions would apply to any director, officer or employee who buys or sells securities on the basis of material nonpublic information that he or she obtained about the Company, its customers, suppliers, partners, competitors or other companies with which the Company has contractual relationships or may be negotiating transactions.

       12.1     <u>Applicability</u>. This Policy applies to all trading or other transactions in (i) the Company's securities, including common stock, options and any other securities that the Company may issue, such as preferred stock, notes, bonds and convertible securities, as well as to derivative securities relating to any of the Company's securities, whether or not issued by the Company and (ii) the securities of certain other companies, including common stock, options and other securities issued by those companies as well as derivative securities relating to any of those companies' securities, where the person trading used information obtained while working for the Company. This Policy applies to all employees and officers of the Company and to all members of the Company's board of directors and their respective family members .

       12.2     <u>General Prohibition</u>.

       (a)     No director, officer or employee or any of their immediate family members may purchase or sell, or offer to purchase or sell, any Company security, whether or not issued by the Company, while in possession of material nonpublic information about the Company. (The terms "material" and "nonpublic" are defined below.)

       (b)   No director, officer or employee or any of their immediate family members who knows of any material nonpublic information about the Company may communicate that information ("**tip**") to any other person, including family members and friends, or otherwise disclose such information without the Company's authorization purchase or sell, or offer to purchase or sell, any Company security, whether or not issued by the Company, while in possession of material nonpublic information about the Company. The terms "material" and "nonpublic" are defined below.

       (c)     No director, officer or employee or any of their immediate family members may purchase or sell any security of any other publicly traded company while in possession of material nonpublic information that was obtained in the course of his or her involvement with the Company. No director, officer or employee or any of their immediate family members who knows of any such material nonpublic information may communicate that information to, or tip, any other person, including family members and friends, or otherwise disclose such information without the Company's authorization.

(d)     For compliance purposes, you should never trade, tip or recommend securities (or otherwise cause the purchase or sale of securities) while in possession of information that you have reason to believe is material and nonpublic unless you first consult with, and obtain the advance approval of, the Chief Executive Officer.

12.3     Definitions.

(a)   Material. Insider trading restrictions come into play only if the information you possess is "material." Materiality, however, involves a relatively low threshold. Information is generally regarded as "material" if it has market significance, that is, if its public dissemination is likely to affect the market price of securities, or if it otherwise is information that a reasonable investor would want to know before making an investment decision. Information dealing with the following subjects is reasonably likely to be found material in particular situations:

(i)       significant changes in the Company's prospects;

(ii)      significant new mining developments and discoveries;

(iii)     significant write-downs in assets or increases in reserves;

(iv)     developments regarding significant litigation or government agency investigations;

(v)      liquidity problems;

(vi)     changes in earnings estimates or unusual gains or losses in major operations;

(vii)    major changes in the Company's management or the board of directors;

(viii)    changes in dividends;

(ix)     extraordinary borrowings;

(x)      major changes in accounting methods or policies;

(xi)     award or loss of a significant contract;

(xii)    cybersecurity risks and incidents, including vulnerabilities and breaches;

(xiii)    changes in debt ratings;

(xiv)   proposals, plans or agreements, even if preliminary in nature, involving mergers, acquisitions, divestitures, recapitalizations, strategic alliances, licensing arrangements, or purchases or sales of substantial assets; and

(xv)     offerings of Company securities.

Material information is not limited to historical facts but may also include projections and forecasts. With respect to a future event, such as a merger, acquisition or introduction of a new product, the point at which negotiations or product development are determined to be material is determined by balancing the probability that the event will occur against the magnitude of the effect the event would have on a company's operations or stock price should it occur. Thus, information concerning an event that would have a large effect on stock price, such as a merger, may be material even if the possibility that the event will occur is relatively small. When in doubt about whether particular nonpublic information is material, you should presume it is material. **If you are unsure whether information is material, you should either consult the Chief Executive Officer before making any decision to disclose such information (other than to persons who need to know it) or to trade in or recommend securities to which that information relates or assume that the information is material.**

(b)    Nonpublic. Insider trading prohibitions come into play only when you possess information that is material and "nonpublic." The fact that information has been disclosed to a few members of the public does not make it public for insider trading purposes. To be "public" the information must have been disseminated in a manner designed to reach investors generally, and the investors must be given the opportunity to absorb the information. Even after public disclosure of information about the Company, you must wait until the close of business on the second trading day after the information was publicly disclosed before you can treat the information as public. Nonpublic information may include:

      (i)    information available to a select group of analysts or brokers or institutional investors;

      (ii)   undisclosed facts that are the subject of rumors, even if the rumors are widely circulated; and

      (iii)  information that has been entrusted to the Company on a confidential basis until a public announcement of the information has been made and enough time has elapsed for the market to respond to a public announcement of the information (normally two trading days).

**As with questions of materiality, if you are not sure whether information is considered public, you should either consult with the Chief Executive Officer or assume that the information is nonpublic and treat it as confidential.**

12.4    Violations of Insider Trading Laws. Penalties for trading on or communicating material nonpublic information can be severe, both for individuals involved in such unlawful conduct and their employers and supervisors, and may include jail terms, criminal fines, civil penalties and civil enforcement injunctions. Given the severity of the potential penalties, compliance with this Policy is absolutely mandatory.

(a)    Legal Penalties. A person who violates insider trading laws by engaging in transactions in a company's securities when he or she has material nonpublic information can be sentenced to a substantial jail term and required to pay a criminal penalty of several times the amount of profits gained or losses avoided. In addition, a person who tips others may also be liable for transactions by the tippees to whom he or she has disclosed material nonpublic information. Tippers can be subject to the same penalties and sanctions as the tippees, and the SEC has imposed large penalties even when the tipper did not profit from the transaction. The SEC can also seek substantial civil penalties from any person who, at the time of an insider trading violation, "directly or indirectly controlled the person who committed such violation," which would apply to the Company and/or management and supervisory personnel. These control persons may be held liable for up to the greater of $2,301,065 or three times the amount of the profits gained or losses avoided. Even for violations that result in a small or no profit, the SEC can seek penalties from a company and/or its management and supervisory personnel as control persons.

(b)    Company-Imposed Penalties. Employees who violate this Policy may be subject to disciplinary action by the Company, including dismissal for cause. Any exceptions to the Policy, if permitted, may only be granted by the Chief Executive Officer and must be provided before any activity contrary to the above requirements takes place.

13.    Anti-Bribery Law Compliance.

13.1    The Company's Policy in General. The Company and its subsidiaries are committed to conducting our business in accordance with all applicable laws, rules, and regulations. It is the Company's policy to conduct business in an honest, fair, and ethical manner. The Company does not tolerate bribery or corruption and is committed to acting professionally, honorably, and with integrity in all business dealings and the prevention, detection, and reporting of bribes and other forms of corruption are the responsibility of all of the Company's directors, officers, employees, and consultants.

13.2    The FCPA. The United States and other countries have adopted laws aimed at preventing bribery of government officials. The primary U.S. law in this area, the Foreign Corrupt Practices Act ("FCPA"), prohibits any person from giving anything of value to a foreign official for purposes of obtaining or retaining "Anything of value" includes obvious things like cash, consulting fees, commissions, and gifts and things that are less obvious like meals, travel reimbursements, political or charitable contributions, job offers, and rebates. The term "foreign official" includes officers and employees of a foreign government or of an agency of a foreign government or of a public international organization like the World Bank or the International Monetary Fund. The term also includes foreign political party officials, candidates for foreign political office, and any person acting in any official capacity for a foreign government. The concept of seeking to obtain or retain business is defined broadly enough to include such things as obtaining favorable tax treatment, reducing or eliminating customs duties, avoiding or minimizing license or permit requirements, and seeking the foreign official's help in impeding a competitor's efforts along any of these lines.

      13.3    <u>Limited Exceptions under the FCPA</u>. There are minor exceptions set forth in the FCPA to the general prohibition on giving anything of value to a foreign official, but the exceptions are narrow enough that the Company's policy is simply never to give anything of value to any foreign official. If you believe that local custom or practical necessities in a particular country make it necessary for the Company to reimburse a foreign official's travel expenses or to make a facilitating payment to expedite routine governmental action not involving the exercise of discretion on the part of the foreign official, you must first consult with your supervisor or the Chief Executive Officer so that the Company can consider whether an exception indeed applies.

      13.4    <u>Specific Prohibition</u>. No officer, director, employee, or consultant of the Company shall, in order to obtain or retain an advantage in the course of business, directly or indirectly, give, offer or agree to give or offer a loan, reward, advantage or benefit of any kind to a public official or to any person for the benefit of a public official (a) as consideration for an act or omission by the official in connection with the performance of the official's duties or functions; or (b) to induce the official to use his or her position to influence any acts or decisions of the state or public international organization for which the official performs duties or functions.

14.    <u>Reporting and Enforcement</u>.

      14.1    <u>Reporting and Investigation of Violations</u>.

      (a)    Actions prohibited by this Code involving directors or executive officers must be reported to the Audit Committee or reported to the IntegrityCounts Whistleblower Hotline, as noted below.

      (b)    Actions prohibited by this Code involving anyone other than a director or executive officer must be reported to the reporting person's supervisor, the Chief Executive Officer, or contact the IntegrityCounts Whistleblower Hotline to file a report over the phone or via the web portal:

Toll Free Numbers:
• 1-866-921-6714 (USA)
• 800-099-0642 (Mexico)

**Whistleblower Hotline Website**

      (c)    After receiving a report of an alleged prohibited action, the Audit Committee, the relevant supervisor or the Chief Executive Officer must promptly take all appropriate actions necessary to investigate.

      (d)    All directors, officers and employees are expected to cooperate in any internal investigation of misconduct.

      14.2    <u>Enforcement</u>.

      (a)    The Company must ensure prompt and consistent action against violations of this Code.

      (b)    If, after investigating a report of an alleged prohibited action by a director or executive officer, the Audit Committee determines that a violation of this Code has occurred, the Audit Committee will report such determination to the Board of Directors.

(c)     If, after investigating a report of an alleged prohibited action by any other person, the relevant supervisor or the Chief Executive Officer determines that a violation of this Code has occurred, the supervisor or the Chief Executive Officer will report such determination to the Audit Committee.

(d)     Upon receipt of a determination that there has been a violation of this Code, the Board of Directors or the Audit Committee will take such preventative or disciplinary action as it deems appropriate, including, but not limited to, reassignment, demotion, dismissal and, in the event of criminal conduct or other serious violations of the law, notification of appropriate governmental authorities.

14.3     Waivers.

(a)     Each of the Board of Directors (in the case of a violation by a director or executive officer) and the Audit Committee (in the case of a violation by any other person) may, in its discretion, waive any violation of this Code.

(b)     Any waiver for a director or an executive officer shall be disclosed as required by SEC rules.

14.4     Prohibition on Retaliation.

The Company does not tolerate acts of retaliation against any director, officer or employee who makes a good faith report of known or suspected acts of misconduct or other violations of this Code.

**EXHIBIT 31.1**

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, ROHAN HAZELTON, certify that:

1. I have reviewed this report on Form 10-K/A of DYNARESOURCE, INC.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 (e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and,

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 30, 2025

/s/ Rohan Hazelton
Rohan Hazelton
Chief Executive Officer
(principal executive officer)

**EXHIBIT 31.2**

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
PURSUANT OT SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, ALONSO SOTOMAYOR, certify that:

1.   I have reviewed this report on Form 10-K/A of DYNARESOURCE, INC.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 (e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and,

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:  April 30, 2025

/s/ Alonso Sotomayor
Alonso Sotomayor
Chief Financial Officer
(principal financial and accounting officer)

**EXHIBIT 32.1**

## CERTIFICATION UNDER

## SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Report of DynaResource, Inc. on Form 10-K/A for the period ended December 31, 2024 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned, in the capacity and on the date indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of his knowledge:

1.      The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.      The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Rohan Hazelton
Rohan Hazelton
Chief Executive Officer
(principal executive officer)
Dated: April 30, 2025

/s/ Alonso Sotomayor
Alonso Sotomayor
Chief Financial Officer
(principal financial and accounting officer)
Dated: April 30, 2025

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.